FILED PURSUANT TO
RULE 424 (b) (3)
REGISTRATION NO: 333-113808
REGISTRATION NO: 333-113808-01
REGISTRATION NO: 333-113808-02
REGISTRATION NO: 333-113808-03

Chattem, Inc.

Offer to Exchange

$75,000,000 Exchange Floating Rate Senior Notes due 2010 for any and all Floating Rate Senior Notes due 2010	$125,000,000 7% Exchange Senior Subordinated Notes due 2014 for any and all 7% Senior Subordinated Notes due 2014

The Exchange Offer

We are offering to exchange up to $75,000,000 in aggregate principal amount of our registered Exchange Floating Rate Senior Notes due 2010 (the “Exchange Floating Rate Notes”) and $125,000,000 in aggregate principal amount of our registered 7% Exchange Senior Subordinated Notes due 2014 (the “Exchange Fixed Rate Notes,” and, together with the Exchange Floating Rate Notes, the “Exchange Notes”), for, respectively, $75,000,000 in aggregate principal amount of our outstanding unregistered Floating Rate Senior Notes due 2010 (the “Original Floating Rate Notes”) and $125,000,000 in aggregate principal amount of our outstanding unregistered 7% Senior Subordinated Notes due 2014 (the “Original Fixed Rate Notes,” and, together with the Original Floating Rate Notes, the “Original Notes”). The terms of the Exchange Notes of each series are identical in all material respects to the terms of the Original Notes of the corresponding series, except that the Exchange Notes have been registered under the Securities Act of 1933 and, therefore, the terms relating to transfer restrictions and registration rights applicable to the Original Notes are not applicable to the Exchange Notes, and the Exchange Notes will bear different CUSIP numbers. The Original Notes together with the Exchange Notes are referred to herein as the “Notes.”

•	Our offer to exchange the Original Notes for the Exchange Notes will expire at 5:00 p.m. New York City time on May 10, 2004, unless we extend the offer.
•	All Original Notes that are validly tendered, and not validly withdrawn, will be exchanged. You should carefully review the procedures for tendering the Original Notes beginning on page 77 of this prospectus.
•	You may validly withdraw tenders of Original Notes at any time before the expiration of this exchange offer. If you fail to tender your Original Notes, you will continue to hold unregistered, restricted securities, and your ability to transfer them could be adversely affected.
•	The exchange of Original Notes for Exchange Notes will not be a taxable event for United States federal income tax purposes.
•	No public market currently exists for the Exchange Notes. We do not intend to apply for listing of the Exchange Notes on any national securities exchange or to arrange for the Exchange Notes to be quoted on any automated quotation system, and, therefore, an active public market is not anticipated.

The Exchange Floating Rate Notes

The Exchange Floating Rate Notes will mature on March 1, 2010 and will pay interest quarterly in cash in arrears on March 1, June 1, September 1 and December 1 of each year, starting on June 1, 2004.

The Exchange Floating Rate Notes will be guaranteed by all of our existing domestic subsidiaries on a senior unsecured basis and will be our senior unsecured obligations and the related guarantees will be the senior unsecured obligations of the guarantors. The Exchange Floating Rate Notes and the related guarantees will rank equally with all of our and the guarantors’ unsecured senior debt and effectively junior to our and the guarantors’ secured debt, including borrowings under our new credit facility, up to the value of the collateral securing such debt.

We may redeem the Exchange Floating Rate Notes in whole or in part at any time on or after March 1, 2005 at the redemption prices specified under “Description of the Exchange Notes—Optional Redemption—Exchange Floating Rate Notes,” plus accrued and unpaid interest. In addition, we may redeem up to 35% of the Exchange Floating Rate Notes before March 1, 2005 with the net cash proceeds from certain equity offerings at the redemption price specified under “Description of the Exchange Notes—Optional Redemption—Exchange Floating Rate Notes.”

The Exchange Fixed Rate Notes

The Exchange Fixed Rate Notes will mature on March 1, 2014 and will pay interest semi-annually in cash in arrears on March 1 and September 1 of each year, starting on September 1, 2004.

The Exchange Fixed Rate Notes will be guaranteed by all of our existing domestic subsidiaries on a senior subordinated basis and will be our unsecured senior subordinated obligations, ranking junior to all of our senior debt, including borrowings under our new credit facility and the Exchange Floating Rate Notes. The guarantees of the Exchange Fixed Rate Notes will be unsecured senior subordinated obligations of the guarantors and will rank junior to all of the guarantors’ senior debt, including guarantees of indebtedness under our new credit facility and the Exchange Floating Rate Notes.

We may redeem the Exchange Fixed Rate Notes in whole or in part, at any time on or after March 1, 2009 at the redemption prices specified under “Description of the Exchange Notes—Optional Redemption—Exchange Fixed Rate Notes,” plus accrued and unpaid interest. In addition, we may redeem up to 35% of the Exchange Fixed Rate Notes before March 1, 2007 with the net cash proceeds from certain equity offerings at the redemption price specified under “Description of the Exchange Notes—Optional Redemption—Exchange Fixed Rate Notes.”

You should carefully consider the information and risks set forth in “ Risk Factors” beginning on page 16 before tendering your Original Notes in this exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 8, 2004.

This prospectus incorporates important business and financial information about us that is not included or delivered with this prospectus. You may obtain documents that we file with the Securities and Exchange Commission and that are incorporated by reference in this prospectus at no cost by writing or telephoning Tammy Nichols, Chattem, Inc., 1715 West 38th Street, Chattanooga, Tennessee 37409, telephone (423) 821-2037. To obtain timely delivery please make your request for information no later than May 3, 2004, which is five business days before the expiration of the exchange offer.

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MARKET, RANKING AND OTHER DATA

The data included or incorporated by reference in this prospectus regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, are based on a variety of sources, including company research, third-party studies and surveys, industry and general publications and estimates based on our management’s knowledge and experience in the markets in which we operate. Our estimates have been based on information obtained from our customers, suppliers, trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus or the documents incorporated by reference in this prospectus, as applicable. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market, ranking and other similar data included or incorporated by reference in this prospectus, and estimates and beliefs based on that data, may not be reliable. We cannot guarantee the accuracy or completeness of such information contained or incorporated by reference in this prospectus.

Unless otherwise indicated, all our market share estimates are based on these sources of market data and reflect dollar based share volume.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains and may refer you to documents that contain forward-looking statements, as that term is used in federal securities laws, about our financial condition, results of operations and business. These statements may be made expressly in this prospectus, in the documents incorporated by reference in this prospectus or may be in other documents to which we refer you or have filed with the Securities and Exchange Commission, or SEC. You can find many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “estimates,” or similar expressions used in this prospectus or documents to which we refer you.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties that may cause our actual results to be materially different from any future results expressed or implied by us in those statements. The risks and uncertainties include those risks, uncertainties and risk factors identified, among other places, under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

Because the statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. We caution you not to place undue reliance on those statements, which speak only as of the date of this prospectus or, in the case of documents we refer you to or incorporated by reference, the date of such documents.

The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. We do not undertake any obligation to review or confirm analysts’ expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

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SUMMARY

The following summary contains basic information about us and this exchange offer, but does not contain all the information that may be important to you. You should read carefully the entire prospectus and the documents incorporated by reference in this prospectus, including the financial statements and related notes and the information set forth under “Risk Factors.” In addition, certain statements are forward-looking statements which involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.”

Our Business

We are a leading marketer and manufacturer of a broad portfolio of branded over-the-counter, or OTC, healthcare products, toiletries and dietary supplements including such categories as topical analgesics, medicated skin care products, medicated dandruff shampoos, dietary supplements and other OTC and toiletry products. Our portfolio of products includes well-recognized brands such as:

•	Topical analgesics such as Icy Hot, Aspercreme and Flexall;

•	Medicated skin care products such as Gold Bond medicated skin care powder, cream, lotion, first aid and foot care products; and pHisoderm medicated acne treatment products and skin cleansers;

•	Selsun Blue medicated dandruff shampoos and conditioner;

•	Dietary supplements, including Dexatrim, Garlique and New Phase; and

•	Other OTC and toiletry products such as Pamprin and Premsyn PMS, menstrual analgesics; Herpecin-L, a lip care product; Benzodent, a dental analgesic cream; and toiletries such as Mudd, a line of deep cleanser masques; Bullfrog, a line of sunblocks; Ultraswim, a chlorine-removing shampoo; and Sun-In, a hair lightener.

Our products target niche markets that are often outside the core product areas of larger companies where we believe we can achieve and sustain significant market penetration through strong advertising and promotion support. Many of our products are among the U.S. market leaders in their respective categories. For example, our portfolio of topical analgesic brands and our Gold Bond medicated body powders have the leading U.S. market share in these categories. We support our brands through extensive and cost-effective advertising and promotion, the expenditures for which represented approximately 30% of our total revenues in fiscal 2003. We sell our products nationally through mass merchandiser, drug and food channels, principally utilizing our own sales force. In fiscal 2003, we had total revenues of $233.7 million and EBITDA (as defined herein) of $60.9 million. See reconciliation of EBITDA to net income in “—Summary Consolidated Financial Data”.

Our experienced management team has grown our business by developing product line extensions, increasing market penetration of our existing products and acquiring brands. In March 2002, we acquired the Selsun Blue line of medicated dandruff shampoos from Abbott Laboratories, or Abbott, expanding our brand portfolio into another attractive niche category. We intend to continue to leverage our marketing, distribution, product development and manufacturing capabilities to improve on Selsun Blue’s strong existing franchise. We will continue to seek opportunities to acquire attractive brands in niche markets, such as Selsun Blue. We intend to drive growth through strong marketing and promotional programs, new product development, acquisitions of new brands, development of strategic marketing alliances and expansion of our international business.

Competitive Strengths

We believe that the following key competitive strengths are critical to our continuing success:

Diverse and broad portfolio of well-recognized branded products.    We currently market a diverse and broad portfolio of 23 brands in a variety of different product categories, including topical analgesics, medicated dandruff shampoos, skin care products, toiletries and dietary supplements. Our products are marketed under well-recognized brand names, such as our portfolio of topical analgesic brands lcy Hot, Aspercreme, Flexall, Sportscreme, Capzasin and Arthritis Hot, as well as Gold Bond, Selsun Blue, pHisoderm, Dexatrim and Garlique. Our presence in diverse product categories allows us to reduce our exposure to changing consumer demand or weakness in any single category.

Significant presence in niche markets.    We acquire and develop brands that compete in niche markets where we can achieve significant market presence and build brand equity. Our products often face less competitive pressures, because we focus on niche markets that are frequently outside the core product areas of larger consumer products and pharmaceutical companies. Our focus on niche markets provides us with the opportunity to develop strong brand equity, identify and respond to consumer trends in these markets and leverage our strong selling and distribution capabilities.

High margins and efficient operating structure.    In each of the past three years, our gross margins have exceeded 70%. We are able to achieve these high gross margins as a result of our ability to build and maintain brand equity, our significant market presence in niche markets and efficiencies in purchasing, manufacturing and distribution. We have also grown our EBITDA margin from 23.3% in fiscal 2001 to 26.1% in fiscal 2003. See reconciliation of EBITDA to net income in “—Summary Consolidated Financial Data”. In addition, we tightly control our expenses, which strengthens our operating margins. Our high margins and resulting strong cash flow allow us to weather temporary fluctuations in our product markets that could otherwise more adversely affect our business.

Proven advertising and promotion strategy.    We aggressively seek to build brand awareness and usage of our larger brands through extensive and cost-effective advertising strategies that emphasize the competitive strengths of our products. We rely principally on television and radio advertising and to a lesser extent print advertising and promotional programs. We strive to achieve cost-efficiencies in our advertising by being opportunistic in our purchase of media and controlling our production costs. We also maintain the flexibility to allocate purchased media time among our key brands to respond quickly to changing consumer trends and to support our growing brands. We believe our well-developed advertising and promotion platform allows us to quickly and efficiently launch and support newly acquired brands and product line extensions, as well as increase market penetration of existing brands. Advertising and promotion expenditures represented approximately 30% of our total revenues in fiscal 2003. Given the importance of our products’ brand equity, we expect to maintain a significant level of spending on advertising and promotion.

Established national sales and distribution network.    We have an established national sales and distribution network that sells to mass merchandiser, drug and food retailers such as Wal-Mart Stores, Inc., Walgreen Co. and The Kroger Co. In fiscal 2003, sales to our top ten customers constituted approximately 67% of our total sales, which allows us to target our selling efforts to our key customers and tailor specific programs to meet their needs. Through targeted sales and by utilizing our established network, including our approximately 50 person sales force, we believe we can effectively sell and distribute newly acquired brands and product line extensions while maintaining tight controls over our selling expenses.

Focused new product development.    We strive to increase the value of our base brands while obtaining an increased market presence through product line extensions. In 2003, we completed a new 10,000 square foot research and development facility and expanded our product development staff. We rely on internal market research as well as consultants to identify new product formulations and line extensions that we believe appeal to the needs of consumers. Recent examples of successful product line extensions include Gold Bond Ultimate Healing Skin Therapy Lotion and the Icy Hot Back Patch.

Enhanced financial position.    We have strengthened our balance sheet as a significant portion of our cash flows in fiscal 2002 and 2003 have been used to reduce our debt. For example, since the acquisition of Selsun Blue in March 2002, we have paid down approximately $37.0 million in debt as of November 30, 2003. We also believe that our financial risk profile has been substantially reduced due to the successful integration of our acquisition of Selsun Blue and strong positive cash flow.

Business Strategy

Our strategy to achieve future growth is to generate new sales through strong marketing and promotional programs, new product development, acquisitions of new brands, development of strategic marketing alliances and expansion of our international business.

Brand management and growth.    We will seek to increase market share for our major brands through focused marketing of our existing products and product line extensions, while maintaining market share for our smaller brands. Our marketing strategy is to position our products to meet consumer preferences identified through extensive use of market and consumer research. We intend to channel advertising and promotion resources to those brands that we feel exhibit the most potential for growth. We also intend to increase our new product line extension activities, as evidenced by the expansion of our product development staff and our completed construction of a new research and product development facility. In addition, we continually evaluate the profit potential of and markets for our brands and, in instances where our objectives are not realized, will dispose of these under-performing brands and redeploy the assets. For example, in fiscal 2000 we sold the Ban® (a registered trademark of KAO Corporation) product line of antiperspirants and deodorants in response to major shifts in the competitive environment in this product category and the resulting prospect of declining sales.

Expansion of international business.    In fiscal 2003, our international revenues were $23.9 million, or approximately 10% of total revenues. We believe that our acquisition of Selsun Blue, which is marketed internationally as Selsun, and our hiring of experienced international personnel will allow us to expand our international presence. We plan to focus our efforts on expanding Selsun’s international presence in existing key markets, such as Canada, Mexico, Brazil, the United Kingdom and Australia, as well as new markets such as Central Europe and certain Far East markets. As we initially focus on existing key markets, we are discontinuing the sale of Selsun in certain smaller markets and thus will experience what we believe will be a short-term decrease in international sales of Selsun. We also intend to continue to leverage Selsun’s international marketing and distribution network to launch certain of our other brands in countries where they are not currently sold.

Strategic acquisitions and marketing alliances.    We intend to identify and acquire brands in niche markets where we believe we can achieve a significant market presence through our established advertising and promotion platform, sales and distribution network and research and development capabilities. We target brands with sales that are highly responsive to increased advertising support, provide an opportunity for product line extensions through our research and development efforts and have the potential to meet our high gross margin goals. We will continue to seek opportunities to acquire attractive brands in niche markets. Additionally, we intend to seek alliances that leverage complementary strengths.

Refinancing Transactions

Substantially concurrent with the issuance of the Original Notes we entered into a series of transactions designed to extend maturities on our debt, reduce our interest expense and provide us with greater financial flexibility. We refer to these transactions as the refinancing transactions. The refinancing transactions included:

•	The Notes. The issuance of the Original Notes.

•	Tender Offer and Consent Solicitation. On February 10, 2004, we commenced a tender offer for any and all of our approximately $204.5 million outstanding principal amount of 8 7/8% senior subordinated notes due 2008, which we refer to as the 2008 notes. In connection with the tender offer, we obtained the consent of the holders of the 2008 notes to eliminate substantially all of the restrictive covenants in the indenture governing the 2008 notes. On February 26, 2004, we accepted for payment and cancelled $174.5 million in aggregate principal amount of our 2008 Notes and upon the March 9, 2004 expiration date of the tender offer accepted for payment and cancelled an additional $0.2 million in aggregate principal amount of our 2008 notes. We have delivered a notice of redemption to redeem the remaining 2008 notes that were not tendered in such offer in accordance with their terms on April 1, 2004 at a redemption price of 102.9583% of their aggregate principal amount.

•	New Credit Facility. On February 26, 2004, we entered into a new senior secured revolving credit facility, which we refer to as the new credit facility, that enables us to borrow up to $50.0 million. Borrowings under the new credit facility are secured by substantially all of our assets and the shares of capital stock of our domestic subsidiaries held by us and by the assets of the guarantors of the new credit facility. For additional information regarding the new credit facility, see “Description of Certain Indebtedness.” In addition, on February 26, 2004 we repaid the remaining $5.5 million outstanding under our prior senior credit facility, which was then terminated.

Recent Developments

On March 18, 2004, we announced financial results for the fiscal first quarter ended February 29, 2004. Total revenues for the first quarter were $61.2 million, operating income was $14.9 million and net income excluding debt extinguishment charges was $6.6 million, representing increases of 5%, 19% and 45%, respectively, over the corresponding year-ago results. After giving effect to the charges related to the refinancing transactions, we had a net loss of $0.7 million for the first quarter of fiscal 2004.

We have reported net income excluding debt extinguishment charges to facilitate ease of comparison with net income in prior periods and our previous forecasts. The difference between net income excluding debt extinguishment charges of $6.6 million and net loss of $0.7 million for the first fiscal quarter of 2004 reflects a loss of early extinguishment of debt of $11.3 million, net of income tax benefit of $4.0 million.

We are incorporated in Tennessee, and our principal executive offices are located at 1715 West 38th Street, Chattanooga, Tennessee 37409. Our telephone number is (423) 821-4571, and our website is at www.chattem.com. The information on our website does not constitute part of this prospectus. In this prospectus, our fiscal years ended November 30, 2001, November 30, 2002 and November 30, 2003 are referred to as fiscal 2001, fiscal 2002 and fiscal 2003, respectively, and our fiscal year ending on November 30, 2004 is referred to as fiscal 2004. Brand names that are italicized in this prospectus refer to trademarks that we own or license.

The Exchange Offer

Issuance of the Original Notes	We issued and sold the following notes on February 26, 2004 in a transaction not requiring registration under the Securities Act:

• $75,000,000 of Floating Rate Senior Notes due 2010, and

• $125,000,000 of 7% Senior Subordinated Notes due 2014.

The initial purchasers of the Original Notes sold beneficial interests in the Original Notes to qualified institutional buyers pursuant to Rule 144A of the Securities Act and to non-US persons pursuant to Regulation S of the Securities Act. All of the Original Notes originally issued by us on February 26, 2004 are currently outstanding.

The Exchange Offer; Exchange Notes	We are offering to exchange the Exchange Notes for the corresponding Original Notes to satisfy our obligations under the registration rights agreement we entered into when the Original Notes were issued and sold. The Exchange Notes of each series will have been registered under the Securities Act and are of a like principal amount and like tenor of the respective series of Original

Notes. Noteholders that validly tender their Original Notes and do not validly withdraw such tender before the expiration date will have the benefit of this exchange offer. Original Notes of each series may be exchanged for Exchange Notes of the respective series only in minimum denominations of $1,000 and integral multiples thereof. In order to exchange your Original Notes, you must validly tender them before the expiration date of the exchange offer.

Expiration Date	5:00 p.m., New York City time, on May 10, 2004, unless extended by us in our sole discretion. If extended, the term expiration date as used in this prospectus will mean the latest date and time to which this exchange offer is extended. We will accept for exchange any and all Original Notes which are validly tendered and not validly withdrawn before 5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, some of which we may waive. See “The Exchange Offer—Conditions to the Exchange Offer.”

Consequences of Failure to Exchange Your Original Notes

If you fail to validly tender your Original Notes for Exchange Notes in accordance with the terms of the exchange offer, or withdraw your tender, your Original Notes will continue to be subject to transfer restrictions. If you are eligible to participate in the exchange offer and you fail to validly tender your Original Notes, or withdraw your tender, you will not have any further rights under the registration rights agreement, including the right to require us to register your Original Notes, but your Original Notes will remain outstanding and continue to accrue interest. See “The Exchange Offer—Consequences of Failure to Exchange.”

Because we anticipate that most holders of Original Notes will elect to exchange their Original Notes, we expect that the liquidity of the markets, if any, for any Original Notes remaining after the completion of the exchange offer will be substantially limited.

Procedures for Tendering Original Notes	If you are a holder of Original Notes who wishes to accept the exchange offer you must:

• complete, sign and date the accompanying letter of transmittal in accordance with the instructions contained in the letter of transmittal; and

• mail or otherwise deliver the letter of transmittal together with the Original Notes and any other required documentation to the exchange agent at the address set forth in this prospectus.

However, if you hold Original Notes through The Depository Trust Company, or DTC, and wish to accept the exchange offer, you must arrange for DTC to transmit required information to the exchange agent in connection with a book-entry transfer. See “The Exchange Offer—Procedures for Tendering Original Notes.”

By tendering your Original Notes in either of these manners, you will be making a number of important representations to us, as described under “The Exchange Offer—Resale of Exchange Notes,” including that you do not intend to participate in a distribution of the Exchange Notes.

Please do not send your letter of transmittal or certificates representing your Original Notes to us. Those documents should be sent only to the exchange agent. Questions regarding how to tender Original Notes and requests for information should be directed to the exchange agent. See “The Exchange Offer—Exchange Agent.”

Guaranteed Delivery Procedures	If you wish to tender your Original Notes and your Original Notes are not immediately available or you cannot deliver your Original Notes, the letter of transmittal or any other documents required by the letter of transmittal to be delivered to the exchange agent, or you are unable to comply with the procedures for book-entry transfer prior to the expiration of the exchange offer, you must tender your Original Notes according to the guaranteed delivery procedures set forth in “The Exchange Offer—Procedures for Tendering Original Notes—Guaranteed Delivery” in order to participate in the exchange offer.

Special Procedures for Beneficial Owners

If your Original Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Original Notes, we urge you to contact that person promptly and instruct the registered holder to tender your Original Notes on your behalf.

If your Original Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Original Notes on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your Original Notes to the exchange agent, either make appropriate arrangements to register ownership of the Original Notes in your name or obtain a properly completed note power from the registered holder. Please note that the transfer of registered ownership may take considerable time.

Withdrawal Rights	You may validly withdraw the tender of your Original Notes at any time prior to 5:00 p.m., New York City time, on the expiration date. See “The Exchange Offer—Withdrawal Rights.”

Acceptance of Original Notes and Delivery of Exchange Notes

We will accept for exchange any and all Original Notes which are validly tendered and not withdrawn in accordance with the terms and conditions of the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. The Exchange Notes issued pursuant to the exchange offer will be delivered on the earliest practicable date following the exchange date. See “The Exchange Offer—Terms of the Exchange Offer.”

Resales of Exchange Notes	We believe that you will be able to offer for resale, resell or otherwise transfer Exchange Notes issued in this exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

• You are acquiring the Exchange Notes in the ordinary course of your business;

• You have no arrangement or understanding with any person to participate in a distribution of the Exchange Notes;

• You are not an affiliate of ours; and

• If you are not a broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of Exchange Notes.

In addition, each participating broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes which were acquired by the broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes. A broker-dealer may use this prospectus for an offer to sell, resell or otherwise transfer Exchange Notes. See “Plan of Distribution.”

Our belief is based on interpretations by the staff of the SEC set forth in several no-action letters issued to third parties. The SEC has not considered this exchange offer in the context of a no-action letter, and we cannot be sure that the staff of the SEC would make a similar determination with respect to this exchange offer. See “The Exchange Offer—Resale of Exchange Notes.”

If our belief is not accurate and you transfer an Exchange Note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from those requirements, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, such liability.

Accrued Interest on the Exchange Notes and Original Notes

Interest on each Exchange Note will accrue from the last date on which interest was paid on the Original Note surrendered in the exchange offer, or if no interest has been paid, from the original date of issuance of the Original Notes.

Certain United States Federal Income Tax Consequences

The exchange of Original Notes for Exchange Notes pursuant to the exchange offer will not be a taxable event for United States federal income tax purposes. See “Certain United States Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the Exchange Notes. See “Use of Proceeds.”

Exchange Agent	SouthTrust Bank.

Registration Rights Agreement	The registration rights agreement by and among us and the initial purchasers of the Original Notes entitles you to exchange your Original Notes for Exchange Notes with substantially identical terms. The exchange offer satisfies this right. After the exchange offer is completed, you will no longer be entitled to any exchange or registration rights with respect to your Original Notes. However, under the circumstances described in the registration rights agreement, you may require us to file a shelf registration statement under the Securities Act. See “The Exchange Offer—Purpose of the Exchange Offer” and “The Exchange Offer—Consequences of Failure to Exchange.”

The Exchange Notes

The summary below describes the principal terms of the Exchange Notes. Some of the terms and conditions described below are subject to important limitations and exceptions. See “Description of the Exchange Notes” in this prospectus for a more detailed description of the terms and conditions of the Exchange Notes.

Issuer	Chattem, Inc.

Securities Offered	$75.0 million aggregate principal amount of Exchange Floating Rate Senior Notes due 2010; and

$125.0 million aggregate principal amount of 7% Exchange Senior Subordinated Notes due 2014.

Maturity	For the Exchange Floating Rate Notes: March 1, 2010.

For the Exchange Fixed Rate Notes: March 1, 2014.

Interest Rate	For the Exchange Floating Rate Notes: Three-month LIBOR plus 3.00% per year.

For the Exchange Fixed Rate Notes: 7% per year.

Interest Payment Dates	For the Exchange Floating Rate Notes: Each March 1, June 1, September 1 and December 1, beginning June 1, 2004.

For the Exchange Fixed Rate Notes: Each March 1 and September 1, beginning September 1, 2004.

Interest will accrue from the issue date of the Original Notes.

Ranking	The Exchange Floating Rate Notes will be our unsecured senior obligations. Accordingly, the Exchange Floating Rate Notes will rank:

•	equally with all of our future unsecured senior debt;

•	senior to all of our current and future subordinated debt, including the Exchange Fixed Rate Notes; and

•	effectively junior to any of our current and future secured debt, including borrowings under our new credit facility, to the extent of the value of the collateral securing such debt.

The Exchange Fixed Rate Notes will be our unsecured senior subordinated obligations. Accordingly, the Exchange Fixed Rate Notes will rank:

•	behind any of our current and future senior debt, including borrowings under our new credit facility and the Exchange Floating Rate Notes;

•	equally with any of our future senior subordinated debt;

•	senior to any of our future debt that expressly provides that it is subordinated to the Exchange Fixed Rate Notes; and

•	effectively junior to any of our current and future secured debt, including borrowings under our new credit facility, to the extent of the value of the collateral securing such debt.

In addition, the Exchange Notes will be effectively subordinated to any current and future indebtedness and other liabilities, including trade payables, of our subsidiaries that are not guaranteeing the Exchange Notes.

Giving effect to the refinancing transactions described in this prospectus as if they had been completed as of November 30, 2003, we would have had $225.0 million principal amount of indebtedness on a consolidated basis (including the Exchange Notes), of which:

•	$100.0 million would have been senior debt, comprised of $25.0 million of borrowings and guarantees under the new credit facility and $75.0 million aggregate principal amount and guarantees of the Exchange Floating Rate Notes;

•	$25.0 million of secured indebtedness under the new credit facility; and

•	our subsidiaries that are not guaranteeing the Exchange Notes would have had $3.3 million of indebtedness and other liabilities, including trade payables, but excluding intercompany liabilities.

In addition, we have an additional $25.0 million available under the new credit facility, which indebtedness would be senior debt and would be secured.

Guarantees	Our existing domestic subsidiaries will be guarantors of the Exchange Notes.

The guarantees of the Exchange Floating Rate Notes will be unsecured senior obligations of the guarantors and will rank equally with all of the current and future unsecured senior debt of the guarantors and senior to all future subordinated debt of the guarantors. The guarantees of the Exchange Floating Rate Notes will effectively rank junior to any secured debt of the guarantors, including the guarantors’ guarantee of our indebtedness under the new credit facility, to the extent of the value of the collateral securing such debt. See “Description of the Exchange Notes—Guarantees.”

The guarantees of the Exchange Fixed Rate Notes will be unsecured senior subordinated obligations of the guarantors. Accordingly, they will rank behind all existing and future senior debt of the guarantors, including the guarantors’ guarantees of indebtedness under our new credit facility and the Exchange Floating Rate Notes, equal to all future senior subordinated indebtedness of the guarantors and ahead of all future debt of the guarantors that expressly provides that it is subordinated to the guarantees of the Exchange Fixed Rate Notes. The guarantees of the Exchange Fixed Rate Notes will be effectively junior to any of the guarantors’ secured debt, including the guarantors’ guarantee of our indebtedness under the new credit facility, to the extent of the value of the collateral securing such debt. See “Description of the Exchange Notes—Guarantees.”

Optional Redemption

We may redeem the Exchange Floating Rate Notes, in whole or in part, at any time on or after March 1, 2005 at the redemption prices specified under “Description of the Exchange Notes—Optional Redemption—Exchange Floating Rate Notes,” plus accrued and unpaid interest.

In addition, at any time prior to March 1, 2005, we may redeem up to 35% of the Exchange Floating Rate Notes with the net cash proceeds from certain equity offerings at the redemption price described in “Description of the Exchange Notes—Optional Redemption—Exchange Floating Rate Notes.” However, we may only make such redemptions if at least 65% of the aggregate principal amount of Exchange Floating Rate Notes issued under the indenture governing the Exchange Floating Rate Notes remains outstanding immediately after the occurrence of such redemption.

We may redeem the Exchange Fixed Rate Notes, in whole or in part, at any time on or after March 1, 2009 at the redemption prices described in the “Description of the Exchange Notes—Optional Redemption—Exchange Fixed Rate Notes,” plus accrued and unpaid interest.

In addition, at any time prior to March 1, 2007, we may redeem up to 35% of the Exchange Fixed Rate Notes with the net cash proceeds from certain equity offerings at the redemption prices described in “Description of the Exchange Notes—Optional Redemption—Exchange Fixed Rate Notes.” However, we may only make such redemptions if at least 65% of the aggregate principal amount of the Exchange Fixed Rate Notes issued under the indenture governing the Exchange Fixed Rate Notes remains outstanding immediately after the occurrence of such redemption.

Change of Control	If we experience specific kinds of changes in control, we must offer to purchase the Exchange Notes at 101% of their principal amount, plus accrued and unpaid interest.

Certain Covenants	The indentures governing the Exchange Notes will, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	borrow money or sell preferred stock;

•	create liens;

•	pay dividends on or redeem or repurchase stock;

•	make certain types of investments;

•	sell stock in our restricted subsidiaries;

•	restrict dividends or other payments from restricted subsidiaries;

•	enter into transactions with affiliates;

•	issue guarantees of debt; and

•	sell assets or merge with other companies.

These covenants contain important exceptions, limitations and qualifications. For more details, see “Description of the Exchange Notes.”

Absence of Market for the Exchange Notes

The Exchange Notes are a new issue of securities with no established trading market. We currently have no intention to apply to list the Exchange Notes on any securities exchange or quotation system. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes.

You should refer to “Risk Factors” beginning on page 16 of this prospectus for an explanation of certain risks of investing in the Notes

Summary Consolidated Financial Data

The following consolidated financial data for each of the fiscal years ended November 30, 1999, 2000, 2001, 2002 and 2003, respectively, on a historical basis has been derived from our audited consolidated financial statements and the related notes. Our historical results included below and elsewhere in this prospectus and incorporated by reference in this prospectus are not necessarily indicative of our future performance.

This information is only a summary and should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere and/or incorporated by reference in this prospectus.

	For the Year Ended November 30,
	1999	2000	2001	2002	2003
	(dollars in thousands, except for ratio and margin data)
Income Statement Data:
Total revenues(1)	$280,278	$218,038	$181,166	$223,116	$233,749
Cost of sales	75,612	74,957	52,512	62,757	66,386
Advertising and promotion expense	99,971	73,436	61,686	68,259	70,622
Selling, general and administrative expense	32,494	30,765	33,790	40,212	40,803

Income from operations	72,201	38,880	33,178	51,888	55,938
Interest expense	36,572	35,729	21,856	21,292	20,431
Investment and other income (expense), net	579	1,566	2,218	(114)	124
Loss on product divestiture(2)	—	(5,018)	—	—	—
Net (loss) gain on early extinguishment of debt(3)	(4,008)	(1,501)	11,417	—	—

Income (loss) before income taxes and cumulative effect of change in accounting principle	32,200	(1,802)	24,957	30,482	35,631
Provision for (benefit from) income taxes	12,044	(685)	9,614	11,582	12,260
Cumulative effect of change in accounting principle(4)	—	(542)	—	(8,877)	—

Net income (loss)	$20,156	$(1,659)	$15,343	$10,023	$23,371

Other Financial Data:
Gross profit(5)	$204,666	$143,081	$128,654	$160,359	$167,363
EBITDA(6)	85,383	51,251	42,261	56,051	60,907
EBITDA to interest expense	2.3x	1.4x	1.9x	2.6x	3.0x
Total debt to EBITDA(7)	4.3x	5.9x	4.8x	4.0x	3.5x
Fixed charge ratio (8)	1.8x	1.0x	2.1x	2.4x	2.6x

Margin Data (as a Percentage of Total Revenues):
Gross margin	73.0%	65.6%	71.0%	71.9%	71.6%
Advertising and promotion expense	35.7	33.7	34.0	30.6	30.2
Selling, general and administrative expense	11.6	14.1	18.7	18.0	17.5
EBITDA margin	30.5	23.5	23.3	25.1	26.1

	As of November 30, 2003
	Actual	As Adjusted(9)
Balance Sheet Data:	(dollars in thousands)
Cash and cash equivalents	$26,931	$23,731
Working capital	46,563	43,363
Total assets	363,394	359,990
Total debt	212,426	225,000
Shareholders’ equity	95,571	87,171

(1)	The declines in total revenues in fiscal 2000 and fiscal 2001 were largely the result of a decrease in net sales for the Ban line of anti-perspirant and deodorant products, which was sold in September 2000, from $82.6 million in fiscal 1999 to $56.0 million in fiscal 2000 as well as a product return reserve of $5.6 million for Dexatrim with PPA and a $4.0 million product return reserve related to our Sunsource products.
(2)	Reflects primarily the $4.2 million loss related to the sale of Ban.
(3)	Fiscal 1999, 2000 and 2001 includes a net (loss) gain on early extinguishment of debt of $(4.0) million, $(1.5) million and $11.4 million, respectively, which is included as a component of interest expense, net pursuant to SFAS 145, which required us to include gains and losses on extinguishment of debt as income or loss from continuing operations rather than as extraordinary items.
(4)	In fiscal 2000, amount reflects our adoption of the American Institute of Certified Public Accountants issuance of Statement of Position 98-5 (SOP 98-5), which required costs of start-up activities and organization costs to be expensed as incurred. We recorded a charge of $542, net of income tax benefit, upon the initial application of SOP 98-5. In fiscal 2002, amount reflects our adoption of SFAS 142, which required us to discontinue the amortization of the costs of intangible assets with indefinite lives and to perform certain fair value based tests of the carrying value of indefinite lived intangible assets. We obtained independent appraisals to determine the fair values of these intangible assets at December 1, 2001 and, as a result, recorded a write down of $8.9 million, net of income tax benefit of $5.4 million. The write down was primarily related to our Sunsource product line.
(5)	Gross profit is total revenues less cost of sales.
(6)	“EBITDA” means earnings before cumulative effect of change in accounting principle, interest, taxes, depreciation and amortization. EBITDA is a key non-GAAP financial measure used by us to measure operating performance but may not be comparable to a similarly titled measure reported by other companies. The most directly comparable financial measure defined by accounting principles generally accepted in the United States, or GAAP, is net income. EBITDA is used to supplement net income as an indicator of operating performance and not as an alternative to measures defined and required by GAAP. We consider EBITDA an important indicator of our operational strength and performance, including our ability to pay interest, service debt and fund capital expenditures. EBITDA will also be one measure used in the calculation of certain ratios to determine our compliance with the terms of our new credit facility.

The reconciliation between net income and EBITDA is as follows:

	For the Year Ended November 30,
	1999	2000	2001	2002	2003
	(dollars in thousands)
Net income (loss)	$20,156	$(1,659)	$15,343	$10,023	$23,371
Add:
Cumulative effect of change in accounting principle	—	542	—	8,877	—
Provision for (benefit from) income taxes	12,044	(685)	9,614	11,582	12,260
Interest expense, net	40,001	40,682	8,221	21,406	20,307
Depreciation and amortization less amounts included in interest	13,182	12,371	9,083	4,163	4,969

EBITDA	$85,383	$51,251	$42,261	$56,051	$60,907

(7)	Total debt is as of the end of the period.
(8)	For purposes of calculating the ratio of earnings to fixed charges, (i) earnings is defined as income before taxes and minority interest plus fixed charges and (ii) fixed charges is defined as interest expense (including capitalized interest and amortization of debt issuance costs) and the portion of operating rental expense which management believes is representative of the interest component of rent expense.
(9)	The as adjusted balances assume the closing of the refinancing transactions as of November 30, 2003.

RISK FACTORS

Investing in the Exchange Notes involves a number of risks. You should carefully consider the following risk factors in addition to the other information contained and incorporated by reference in this prospectus and in any other documents to which we refer you in deciding whether to participate in this exchange offer. Any of the following risks could materially and adversely affect our business, financial condition and results of operations and the risks described below are not the only risks that we may face. Additional risks and uncertainties not currently known to us or that we currently view as immaterial may also materially and adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your investment.

Risks Relating to the Exchange Notes and the Offering

If you do not properly tender your Original Notes for Exchange Notes, you will continue to hold unregistered notes which are subject to transfer restrictions.

We will only issue Exchange Notes in exchange for Original Notes that are received by the exchange agent in a timely manner together with all required documents. Therefore, you should allow sufficient time to ensure timely delivery of the Original Notes, and you should carefully follow the instructions on how to tender your Original Notes set forth under “The Exchange Offer-Procedures for Tendering Original Notes” and in the letter of transmittal that you receive with this prospectus. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the Original Notes.

If you do not tender your Original Notes or if we do not accept your Original Notes because you did not tender your Original Notes properly, you will continue to hold Original Notes. Any Original Notes that remain outstanding after the expiration of this exchange offer will continue to be subject to restrictions on their transfer in accordance with the Securities Act. After the expiration of this exchange offer, holders of Original Notes will not (with limited exceptions) have any further rights to have their Original Notes registered under the Securities Act. In addition, if you tender your Original Notes for the purpose of participating in a distribution of the Exchange Notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes. If you continue to hold any Original Notes after the exchange offer is completed, you may have difficulty selling them because of the restrictions on transfer and because there will be fewer Original Notes outstanding. The value of the remaining Original Notes could be adversely affected by the conclusion of this exchange offer. There may be no market for the remaining Original Notes and thus you may be unable to sell such notes.

If an active trading market does not develop for the Exchange Notes, you may be unable to sell the Exchange Notes or to sell them at a price you deem sufficient.

The Exchange Notes will be new securities for which there is no established trading market. We do not intend to apply for listing of the Exchange Notes on any national securities exchange or to arrange for the Exchange Notes to be quoted on any automated system. We provide no assurance as to:

•	the liquidity of any trading market that may develop for the Exchange Notes;

•	the ability of holders to sell their Exchange Notes; or

•	the price at which holders would be able to sell their Exchange Notes.

Even if a trading market develops, the Exchange Notes may trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including:

•	prevailing interest rates;

•	the number of holders of the Exchange Notes;

•	the interest of securities dealers in making a market for the Exchange Notes; and

•	our operating results.

If a market for the Exchange Notes does not develop, purchasers may be unable to resell the Exchange Notes for an extended period of time. Consequently, a holder of Exchange Notes may not be able to liquidate its investment readily, and the Exchange Notes may not be readily accepted as collateral for loans. In addition, market-making activities will be subject to restrictions of the Securities Act and the Exchange Act.

In addition, if a large number of holders of Original Notes do not tender Original Notes or tender Original Notes improperly, the limited amount of Exchange Notes that would be issued and outstanding after we complete the exchange offer could adversely affect the development of a market for the Exchange Notes.

If you are a broker-dealer, your ability to transfer the Original Notes may be restricted.

A broker-dealer that purchased Original Notes for its own account as part of market-making or trading activities must deliver a prospectus when it sells the Exchange Notes. Our obligation to make this prospectus available to broker-dealers is limited. Consequently, we cannot guarantee that a proper prospectus will be available to broker-dealers wishing to resell their Exchange Notes.

Our substantial indebtedness could adversely affect our business, financial condition and results of operations and prevent us from fulfilling our obligations under the Exchange Notes.

We have a significant amount of indebtedness. As of November 30, 2003, after giving pro forma effect to the refinancing transactions described in this prospectus, we would have had total indebtedness of $225.0 million (of which $75.0 million would have consisted of the Exchange Floating Rate Notes, $125.0 million would have consisted of the Exchange Fixed Rate Notes and $25.0 million would have consisted of borrowings under our new credit facility).

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the Notes;

•	require us to dedicate a large portion of our cash flow to pay principal and interest on the Notes, our new credit facility and our other debt, which will reduce the availability of our cash flow to fund working capital, capital expenditures and other business activities;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from making strategic acquisitions or exploiting business opportunities;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds (even when necessary to maintain adequate liquidity) or dispose of assets.

In addition, a substantial portion of our debt, including under our new credit facility and the Exchange Floating Rate Notes, bears interest at variable rates. If market interest rates increase, variable-rate debt will create higher debt service requirements, which would adversely affect our cash flow. While we may enter into agreements limiting our exposure to higher debt service requirements, any such agreements may not offer complete protection from this risk.

Despite our current significant level of indebtedness, we may still be able to incur substantially more indebtedness. This could further exacerbate the risks associated with our substantial indebtedness.

We may be able to incur substantial additional indebtedness in the future. Although the terms governing our new credit facility and the indentures governing the Exchange Notes will contain restrictions on the incurrence of additional indebtedness, debt incurred in compliance with these restrictions could be substantial. In addition, our new credit facility permits additional borrowings of up to $25.0 million. If new indebtedness is added to our and our subsidiaries’ current indebtedness levels, the related risks that we face would be magnified. In addition, the indentures do not prevent us from incurring obligations that do not constitute indebtedness.

We will require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the Exchange Notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This is subject to general economic, financial, competitive, legislative, regulatory and other factors that may be beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our new credit facility or otherwise in an amount sufficient to enable us to pay our indebtedness, including the Exchange Notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the Exchange Notes, on or before maturity. We cannot assure you that we will be able to refinance any of our debt, including our new credit facility or the Exchange Notes, on commercially reasonable terms or at all.

The Exchange Notes and the guarantees will be unsecured and effectively subordinated to our current and future secured debt.

Holders of our secured debt will have claims that are prior to your claims as holders of the Exchange Notes, up to the value of the collateral securing the secured debt. In the event that our secured creditors exercise their rights with respect to our pledged assets and shares of capital stock, our secured creditors would be entitled to be repaid in full from the proceeds of those assets and shares of capital stock before those proceeds would have been available for distribution to other creditors, including holders of the Exchange Notes. Notably, we and the guarantors will be parties to the new credit facility, which will be secured by substantially all of our assets.

As of November 30, 2003, after giving pro forma effect to the refinancing transactions, we would have had $25.0 million of secured debt, all of which would have represented borrowings under our new credit facility and approximately $25.0 million would have been available for additional borrowings under our new credit facility. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured debt, including the lenders under the new credit facility, will have prior claim to those of our assets that constitute their collateral. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the Exchange Notes. As a result, holders of Exchange Notes may receive less, ratably, than holders of secured debt. In addition, the indentures governing the Exchange Notes also permit us to incur additional secured debt.

Your right to receive payments on the Exchange Fixed Rate Notes will be junior to our current and future senior indebtedness and the guarantees of the Exchange Fixed Rate Notes will be junior to all of the guarantors’ current and future senior indebtedness.

The Exchange Fixed Rate Notes and the guarantees of the Exchange Fixed Rate Notes rank behind all of our and the guarantors’ current and future senior indebtedness, including borrowing and guarantees of the new credit facility and the Exchange Floating Rate Notes. As of November 30, 2003, after giving pro forma effect to the refinancing transactions, the Exchange Fixed Rate Notes would have been subordinated to approximately

$100.0 million of senior debt, $25.0 million of which would have represented borrowings under our new credit facility and $75.0 million of which would have been represented by the Exchange Floating Rate Notes, and the guarantees of the Exchange Fixed Rate Notes would have been subordinated to approximately $100.0 million of senior debt, $25.0 million of which would have represented guarantees of borrowings under our new credit facility and $75.0 million of which would have been represented by guarantees of the Exchange Floating Rate Notes. In addition, our new credit facility would have permitted up to approximately $25.0 million of additional borrowings, subject to compliance with the covenants and conditions to borrowing under the new credit facility, which borrowings would be senior to the Exchange Fixed Rate Notes and the guarantees of the Exchange Fixed Rate Notes. We will be permitted to borrow substantial other indebtedness, including senior indebtedness, in the future.

As a result of this subordination, upon any distribution to our creditors or the creditors of the guarantors in a bankruptcy, liquidation or reorganization or similar proceedings relating to us or the guarantors of our or the guarantors’ property, the holders of our senior indebtedness and the senior indebtedness of the guarantors will be entitled to be paid in full in cash before any payment may be made with respect to the Exchange Fixed Rate Notes or the guarantees of the Exchange Fixed Rate Notes. In addition, all payments on the Exchange Fixed Rate Notes and the guarantees of the Exchange Fixed Rate Notes will be blocked in the event of a payment default on senior indebtedness and may be blocked for up to 179 consecutive days in the event of certain non-payment defaults on designated senior indebtedness. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors, the indenture relating to the Exchange Fixed Rate Notes will require that amounts otherwise payable to holders of the Exchange Fixed Rate Notes in a bankruptcy or similar proceeding be paid to holders of senior indebtedness instead until the holders of senior indebtedness are paid in full. As a result, holders of the Exchange Fixed Rate Notes may not receive all amounts owed to them and may receive less, ratably, than holders of trade payables and other unsubordinated indebtedness in any such proceeding.

Your right to receive payment on the Exchange Notes will be structurally subordinate to the obligations of our non-guarantor subsidiaries.

Our existing domestic subsidiaries will each be a guarantor of our obligations under the Exchange Notes. However, our foreign subsidiaries will not be required by the indentures to guarantee the Exchange Notes. Our non-guarantor subsidiaries are separate and distinct legal entities with no obligation to pay any amounts due pursuant to the Exchange Notes or the guarantees of the Exchange Notes or to provide us or the guarantors with funds for our payment obligations. Our cash flow and our ability to service our debt, including the Exchange Notes, depends in part on the earnings of our non-guarantor subsidiaries and on the distribution of earnings, loans or other payments to us by these subsidiaries. For the fiscal year ended November 30, 2003, our subsidiaries that will not guarantee the Exchange Notes (which includes all of our foreign subsidiaries) had revenues of $18.0 million, or 8% of our consolidated 2003 revenues, and income from operations of $3.7 million, or 7% of our consolidated 2003 income from operations. As of November 30, 2003, our subsidiaries that will not guarantee the Exchange Notes had assets of $13.9 million, or 4% of our consolidated assets. Payments to us or a guarantor subsidiary by these non-guarantor subsidiaries will be contingent upon their earnings and their business considerations.

The Exchange Notes will be structurally subordinated to all current and future liabilities, including trade payables, of our subsidiaries that do not guarantee the Exchange Notes, and the claims of creditors of those subsidiaries, including trade creditors, will have priority as to the assets and cash flows of those subsidiaries. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding of any of the non-guarantor subsidiaries, holders of their liabilities, including their trade creditors, will generally be entitled to payment on their claims from assets of those subsidiaries before any assets are made available for distribution to us. As of November 30, 2003, after giving effect to the refinancing transactions, the non-guarantor subsidiaries would have had approximately $3.3 million of total indebtedness and other liabilities, including trade payables but excluding intercompany liabilities.

The terms of our indebtedness impose, or will impose, restrictions on us that may affect our ability to successfully operate our business and our ability to make payments on the Exchange Notes.

The agreement governing our new credit facility and the indentures governing the Exchange Notes contain, covenants that, among other things, limit our ability to:

•	borrow money or sell preferred stock;

•	create liens;

•	pay dividends on or redeem or repurchase stock;

•	make certain types of investments;

•	sell stock in our restricted subsidiaries;

•	restrict dividends or other payments from restricted subsidiaries;

•	enter into transactions with affiliates;

•	issue guarantees of debt; and

•	sell assets or merge with other companies.

Our new credit facility also requires us to comply with specified financial ratios and tests, including, but not limited to, minimum interest coverage ratio, maximum leverage ratio and minimum fixed charge coverage ratio. In the future, we may have other indebtedness which could impose similar or even greater restrictions on us.

These covenants could materially and adversely affect our ability to finance our future operations or capital needs and to engage in other business activities that may be in our best interest. These covenants may also restrict our ability to expand or pursue our business strategies. Our ability to comply with these covenants may be affected by events beyond our control, such as prevailing economic conditions and changes in regulations, and if such events occur, we cannot be sure that we will be able to comply. A breach of these covenants could result in a default under the indentures governing the Exchange Notes, the agreement governing our new credit facility and/or other indebtedness we may have in the future. If there were an event of default under such instruments, holders of such defaulted indebtedness could cause all amounts borrowed under these instruments to be due and payable immediately. Moreover, any such event of default or acceleration could trigger a default under our other indebtedness which has cross-default or cross-acceleration to such defaulted or accelerated indebtedness. Additionally, if we fail to repay the indebtedness under the new credit facility when it becomes due, the lenders under the new credit facility could proceed against certain of our assets and capital stock which we have pledged to them as security. We cannot assure you that our assets or cash flow will be sufficient to repay borrowings under our outstanding debt instruments, including the Exchange Notes, in the event of a default thereunder.

We may not have the ability to raise the funds necessary to finance any change of control offer required by the indentures governing the Exchange Notes.

Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding Exchange Notes at 101% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of Exchange Notes or that restrictions in (1) our new credit facility or (2) in the Exchange Floating Rate Notes with respect to the Exchange Fixed Rate Notes, will not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “change of control” under the indentures. See “Description of the Exchange Notes—Repurchase at the Option of Holders—Change of Control.”

Federal and state laws permit a court to void the guarantees under certain circumstances.

The issuance of a guarantee of the Exchange Notes by our subsidiary guarantors may be subject to review under federal or state fraudulent transfer laws. While the relevant laws may vary from state to state, under such laws the issuance of a guarantee will be a fraudulent conveyance if (1) any of our subsidiaries issued guarantees, with the intent of hindering, delaying or defrauding creditors or (2) any of the guarantors received less than reasonably equivalent value or fair consideration in return for issuing their respective guarantees, and, in the case of (2) only, one of the following is also true:

•	any of the guarantors was insolvent, or became insolvent, when it paid the consideration;

•	issuing the guarantees left the applicable guarantor with an unreasonably small amount of capital; or

•	the applicable guarantor intended to, or believed that it would, be unable to pay debts as they matured.

Generally, an entity will be considered insolvent if:

•	the sum of its debts is greater than the fair value of its property;

•	the present fair value of its assets is less than the amount that it will be required to pay on its existing debts as they become due; or

•	it cannot pay its debts as they become due.

If the payment of the consideration or the issuance of any guarantee were a fraudulent conveyance, a court could, among other things, void any of the guarantors’ obligations under their respective guarantees and require the repayment of any amounts paid thereunder.

We believe, however, that immediately after issuance of the Exchange Notes and the guarantees, each of the guarantors will be solvent, will have sufficient capital to carry on its respective business and will be able to pay its respective debts as they mature. We cannot be sure, however, as to what standard a court would apply in making such determinations or that a court would reach the same conclusions with regard to these issues.

The market price for the Exchange Notes may be volatile.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Exchange Notes offered by this prospectus. The market for the Exchange Notes, if any, may be subject to similar disruptions. Any such disruptions may adversely affect the value of your Exchange Notes.

Risks Relating to Us and Our Business

We are a defendant in numerous lawsuits alleging injury from the use of Dexatrim products containing PPA.

As of April 1, 2004, we were named as a defendant in approximately 349 lawsuits involving claims by approximately 688 plaintiffs alleging that the plaintiffs were injured as a result of ingestion of products containing phenylpropanolamine, or PPA, which was an active ingredient in most of our Dexatrim products until November 2000. Most of the lawsuits seek an unspecified amount of compensatory damages, as well as exemplary damages or punitive damages. The lawsuits that are federal cases have now been transferred to the United States District Court for the Western District of Washington before United States District Judge Barbara Jacobs Rothstein (In Re Phenylpropanolamine Products Liability Litigation, MDL No. 1407). The remaining cases are state court cases that have been filed in a number of different states.

We believe that approximately 214 or 60% of the existing PPA lawsuits in which we are named as a defendant represent cases involving alleged injuries by products manufactured and sold prior to our acquisition of Dexatrim in December 1998. We are being defended in these lawsuits and are indemnified from liability by The DELACO Company, Inc., which we refer to as DELACO, successor to Thompson Medical Company, Inc., which owned Dexatrim prior to December 1998. We understand that DELACO maintains product liability insurance coverage for products manufactured and sold prior to December 1998 with annual limits of coverage and has an excess liability policy, but otherwise DELACO has only nominal assets. We further understand that

DELACO’s insurance carriers are disputing their responsibility for such coverage. Moreover, DELACO filed a Chapter 11 bankruptcy petition on February 12, 2004 in the United States Bankruptcy Court for the Southern District of New York. Accordingly, it is uncertain whether DELACO will be able to indemnify us for such claims and, even if it is able to do so, it is unlikely that DELACO will be able to indemnify us beyond its insurance coverage. In addition, we cannot assure you that the insurance maintained by DELACO will be sufficient to cover claims related to products manufactured or sold prior to our acquisition of Dexatrim or that ultimately we will not be held liable for these claims. Our product liability insurance, as described below, would not apply to claims arising from products manufactured and sold prior to our acquisition of Dexatrim.

On December 19, 2003, we entered into a Memorandum of Understanding with the Plaintiff’s Steering Committee, or PSC, which memorializes certain settlement terms concerning lawsuits relating to Dexatrim products containing PPA, which we refer to as the Memorandum of Understanding. We are currently negotiating with the PSC on the terms of a settlement agreement that will supercede the Memorandum of Understanding. The Memorandum of Understanding contemplates that we will commence a national class action settlement of all Dexatrim PPA claims in the first quarter of 2004. We will then seek final approval of the settlement terms at a fairness hearing. If the class settlement is approved, it is expected that a judgment will be entered, and we will pay an initially determined amount of the settlement into a trust fund. We will then publish notice of the final settlement and details on how plaintiffs can submit claims and the deadlines for making such claims. Claims would be settled pursuant to an agreed upon settlement matrix that is designed to evaluate and place settlement values on cases. If we are able to complete a final settlement agreement and successfully obtain approval from the court in each of the foregoing steps, which we presently believe we will be able to do, it is expected that final approval of the class settlement and funding of the settlement trust fund will occur in the second half of 2004.

On December 19, 2003, DELACO also entered into the Memorandum of Understanding. We understand that DELACO intends to implement its contemplated settlement with the PSC through a liquidating Chapter 11 bankruptcy plan. If DELACO pursues the settlement through its bankruptcy plan, we expect that the administrative process for DELACO’s settlement will be similar to the process in our class action. We will be required to file a claim in DELACO’s bankruptcy case in order to preserve our claims for indemnification against DELACO. As part of this Chapter 11 plan, we expect that after resolution of creditors’ claims DELACO will seek to liquidate and distribute all of its assets and will dissolve as a company.

Based upon the Memorandum of Understanding and the settlement matrix, Judge Rothstein has entered a stay of discovery in all federal court Dexatrim PPA cases to allow the PSC and us to negotiate a final settlement agreement and for us to then file our class action settlement. We will seek a similar stay in the state court cases. Approximately 70% of our cases are included in the multi-district litigation, or MDL. We expect many of our cases pending in state courts will join in the settlement discussed above. Judge Rothstein ordered that the Dexatrim case scoring system and settlement matrix remain confidential until a final settlement agreement is entered.

Since the terms of the preliminary settlement in the PPA litigation are not final or binding, we cannot assure you that we will be able to reach a final settlement or that if a final settlement is reached, the terms will be approved by the court. If the settlement is approved, we believe that the settlement will include a substantial majority of the claims by users of Dexatrim products containing PPA, but that some claims may elect to “opt out” of any class settlement and will continue to pursue claims for damages against us in separate lawsuits. We cannot estimate at this time how many claims will opt out or whether such claims will result in significant additional liability for us. To the extent the number of opt outs are deemed excessive relative to the total number of claims, as determined by the final settlement agreement, we reserve the right to terminate the settlement.

Although we believe a liability existed as of November 30, 2003 related to our PPA litigation, since the terms of the settlement are preliminary, we are not able to reasonably estimate the amount of such liability at November 30, 2003 and have made no provision for this liability in our consolidated financial statements. However, if the settlement is approved, based on the proposed terms and information currently known to us about the pending cases, we estimate that we will record, during fiscal 2004, a charge, net of insurance recovery, of approximately $20.0-25.0 million, or an after tax charge of $13.0-16.3 million (approximately $.65-.82 per share), for settlement costs, administrative expenses and costs of defense related to resolving the PPA litigation. In addition, we currently expect to use most of our product liability insurance coverage available for the PPA litigation and certain of our cash on hand to make the initial funding of the settlement trust. To the extent the amount in the settlement trust fund is ultimately insufficient to fully fund the settlement, we may be required to make additional contributions to the trust fund in the future. If we are required to fund significant other liabilities beyond the initial settlement amount, either pursuant to the terms of the settlement, as a result of litigation or otherwise, we will have significantly fewer sources of funds with which to satisfy such liabilities and we may be unable to do so. Moreover, if the settlement is not approved, we may not have sufficient funds to satisfy all claims against us.

We may face additional lawsuits alleging injury from the use of Dexatrim products containing ephedrine, which we discontinued manufacturing and shipping in September 2002, or from other products that we currently produce or may produce in the future.

We have been named as a defendant in two lawsuits alleging that the plaintiffs were injured as a result of the ingestion of Dexatrim containing ephedrine. We have been named in an additional lawsuit alleging that the plaintiff was injured as a result of the ingestion of Dexatrim Natural, but the allegations do not indicate whether the Dexatrim Natural contained ephedrine. We previously were named in a class action filed in the United States District Court for the Southern District of New York seeking certification of a class consisting of New York residents who have purchased Dexatrim Results or Dexatrim Natural since January 2000. This class action lawsuit sought compensatory and punitive damages arising out of allegedly false advertising in connection with the sale of Dexatrim Results and Dexatrim Natural products. None of the plaintiffs in this action alleged personal injury as a result of the ingestion of a Dexatrim product. On March 29, 2004, a stipulation was submitted to the court dismissing the case on jurisdictional grounds. Pursuant to the stipulation, the plaintiffs may re-file the class action in a New York state court.

On December 30, 2003, the FDA issued a consumer alert on the safety of dietary supplements containing ephedrine alkaloids and on February 6, 2004 published a final rule with respect to these products. The final rule prohibits the sale of dietary supplements containing ephedrine alkaloids because such supplements present an unreasonable risk of illness or injury. The final rule becomes effective on April 11, 2004. Although we discontinued the manufacturing and shipment of Dexatrim containing ephedrine in September 2002, the FDA’s final rule may result in lawsuits in addition to those we currently have being filed against us alleging damages related to the use or purchase of Dexatrim containing ephedrine.

Our available product liability coverage for the defense of lawsuits alleging injury from the use of Dexatrim products containing ephedrine, or from other products that we currently produce or may produce in the future, consists of $10.0 million of self-insured coverage through our captive insurance subsidiary, of which approximately $3.6 million is currently funded, and a total of $30.0 million of excess coverage through third party insurers. In the future, if we face significant liabilities relating to the Dexatrim products which included ephedrine, our product liability insurance is likely to be insufficient, and we may not have sufficient resources to satisfy these liabilities in excess of our insurance coverage.

An inherent risk of our business is exposure to product liability claims by users of our products. We may also experience significant product liability exposure related to our other products in the future.

Our product liability insurance coverage may be insufficient to cover existing or future product liability claims.

Our business inherently makes us the potential target of product liability claims. We have product liability insurance, principally through third party insurers, that provides coverage for the product liability claims asserted in the lawsuits currently pending and anticipated to be filed against us relating to the existence of PPA in Dexatrim. At present, we maintain a significantly lower level of insurance coverage for all other potential claims relating to our products, including Dexatrim products containing ephedrine.

We have reached an agreement with Kemper Indemnity Insurance Company, or Kemper, to settle Kemper’s lawsuit that sought to rescind our policy for $50.0 million of excess coverage for product liability claims. After giving effect to the settlement with Kemper, we will have available for the claims against us related to the PPA litigation, through our first three layers of insurance coverage, approximately $60.0 million of the $77.0 million of product liability coverage provided by these policies. The $60.0 million of available funds consists of $37.5 million of insurance under the Kemper policy and approximately $22.5 million under policies with two other insurance companies. Coverage under these policies is available to us for injuries related to Dexatrim containing PPA occurring after our acquisition of Dexatrim in December 1998 and prior to May 31, 2001, if the claims are made before May 31, 2004. Injuries occurring before December 1998 or after May 31, 2001, or claims made after May 31, 2004, would not be covered by these insurance policies. We currently have a number of claims relating to injuries occurring prior to December 1998 (for which we will seek indemnification from DELACO) and one claim in which there are multiple PPA manufacturers as defendants that relate to injuries occurring after May 31, 2001.

In addition, we continue to aggressively defend an action brought by Interstate Fire & Casualty Company, or Interstate, to rescind its $25.0 million of excess coverage for product liability and pursue our available remedies at law against Interstate. We cannot assure you that we will be successful in retaining such excess coverage. The Interstate policy is in excess of the product liability insurance described above. In the event the $60.0 million of insurance funds are exhausted under the PPA litigation settlement or otherwise, coverage under the Interstate policy would not be available until we have paid the $17.0 million difference up to $77.0 million. We currently expect to use most of our product liability insurance coverage available for the PPA litigation to make the initial funding of the proposed PPA settlement trust.

We maintain a significantly lower level of insurance coverage for all other potential claims relating to our products, including Dexatrim products containing ephedrine. Our product liability insurance coverage for all of our other products, including Dexatrim products containing ephedrine, consists of $ 10.0 million of self-insured coverage through our captive insurance subsidiary, of which approximately $3.6 million is currently funded, and a total of $30.0 million of excess coverage through third party insurers.

All of our insurance policies are subject to certain limitations that are generally customary for policies of this type such as deductibles and exclusions for exemplary and punitive damages. Since plaintiffs in product liability claims may seek exemplary and punitive damages, if these damages were awarded, some of our insurance coverage would not cover these amounts, and we may not have sufficient resources to pay these damages.

The existence of PPA lawsuits and potential concerns relating to ephedrine in Dexatrim Natural and Dexatrim Results have decreased the availability, limited the available coverage and increased the cost of product liability insurance to us. Any amounts paid by our insurance to satisfy product liabilities would decrease product liability insurance coverage available for any other claims. If our liability for product liability claims is significant, our existing insurance is likely to be insufficient to cover these claims and we may not have sufficient resources to pay the liabilities in excess of our insurance coverage. Furthermore, our product liability insurance provided by third parties will expire at the end of each annual policy period, currently in May of each year. We may incur significant additional costs to obtain insurance coverage upon the expiration of our current policies and may not be able to obtain coverage in the future in amounts equal to that which we currently have or in amounts sufficient to satisfy future claims.

Our acquisition strategy is subject to risk and may not be successful.

A component of our growth strategy depends on our ability to successfully execute acquisitions, which involves numerous risks including:

•	not accurately identifying suitable products or brands for acquisition;

•	difficulties in integrating the operations, technologies and manufacturing processes of the acquired products;

•	the diversion of management’s attention from other business concerns; and

•	incurring substantial additional indebtedness.

Any future acquisitions, or potential acquisitions, may result in substantial costs, disrupt our operations or materially adversely affect our operating results.

We face significant competition in the OTC health care, toiletries and dietary supplements markets.

The OTC health care, toiletries and dietary supplements markets are highly competitive and are characterized by the frequent introduction of new products, including the migration of prescription drugs to the OTC market, often accompanied by major advertising and promotional support. These introductions may adversely affect our business especially because we compete in categories in which product sales are highly influenced by advertising and promotions. Our competitors include large OTC pharmaceutical companies such as Pfizer, Inc. and Johnson & Johnson, consumer products companies such as Procter & Gamble Co. and dietary supplements companies such as Nature’s Bounty, Inc. and Pharmaton Natural Health Products, many of which have considerably greater financial and other resources than we do and are not as highly leveraged as we are. These competitors are thus better positioned to spend more on research and development, employ more aggressive pricing strategies, utilize greater purchasing power, build stronger vendor relationships and develop broader distribution channels than we. In addition, our competitors have often been willing to use aggressive spending on trade promotions and advertising as a strategy for building market share at the expense of their competitors including us. The private label or generic category has also become increasingly more competitive in certain of our product markets. If we are unable to continue to introduce new and innovative products that are attractive to consumers or are unable to allocate sufficient resources to effectively advertise and promote our products so that they achieve wide spread market acceptance, we may not be able to compete effectively, and our operating results and financial condition may be adversely affected.

Our business is regulated by numerous federal, state and foreign governmental authorities, which subjects us to elevated compliance costs and risks of non-compliance.

The manufacturing, distribution, processing, formulation, packaging, and advertising of our products are subject to numerous and complicated federal, state and foreign governmental regulations. Compliance with these regulations is difficult and expensive. In particular, the United States Food and Drug Administration, or FDA, regulates the safety, manufacturing, labeling and distribution of our OTC products, our prescription strength Selsun products and our dietary supplements. The FDA also has primary jurisdiction to regulate any advertising that we might use for the prescription strength form of Selsun. In addition, the Federal Trade Commission, or FTC, may regulate the promotion and advertising of our drug products, particularly OTC versions and dietary supplements.

All of our OTC drug products are regulated pursuant to the FDA’s monograph system. The monographs, both tentative and final, set out the active ingredients and labeling indications that are permitted for certain broad categories of OTC drug products such as topical analgesics. Where the FDA has finalized a particular monograph, it has concluded that a properly labeled product formulation is generally recognized as safe and effective and not misbranded. A tentative final monograph indicates that the FDA has not made a final determination about products in a category to establish safety and efficacy for a product and its uses. However unless there is a serious safety or efficacy issue, the FDA will typically exercise enforcement discretion and permit companies to sell products conforming to a tentative final monograph until the final monograph is published. Products that comply with either final or tentative final monograph standards do not require pre-market approval from the FDA.

Most of our products are regulated pursuant to tentative final monographs. We face the risk that the FDA may finalize a monograph and exclude a formulation including dosage form or a labeling claim that would negatively affect one or more of our products. If we desire to continue to sell a product that is outside the scope of a monograph, we would reformulate the product, if possible to comply with the final monograph or submit a new drug application, or NDA, to have our existing formulation approved by the FDA. The submission of an NDA could require the preparation and submission of clinical tests, which may be time-consuming and expensive. We may not receive FDA approval of any application in a timely manner or at all. If we were not able to conform our product to the conditions described in a final monograph or submit an NDA and obtain approval in a timely manner, we would be required to discontinue selling the affected product. Changes in monographs could also require us to revise our labeling, modify our production process or provide additional scientific data, each of which would involve additional costs, which may be prohibitive.

Certain of our topical analgesic products are currently marketed under an FDA tentative final monograph. The FDA has recently proposed that the final monograph exclude external analgesic products in patch, plaster, or poultice form, unless the FDA receives additional data supporting the safety and efficacy of these products. On October 14, 2003, we submitted to the FDA information regarding the safety of our Icy Hot patches and arguments to support our product’s inclusion in the final monograph. We have also participated in an industry effort coordinated by the Consumer Healthcare Products Association, or CHPA, to establish with the FDA a protocol of additional research that will allow the patches to be marketed under the final monograph even if the final monograph does not explicitly allow them. The CHPA submission to FDA was made on October 15, 2003. This additional research may require a considerable amount of expensive testing and data analysis by expert consultants. Some of this cost may be shared with other patch manufacturers. We believe that the monograph is unlikely to become final and take effect before May 2005. If neither action described above is successful and the final monograph excludes such products, we will have to file an NDA in order to continue to market the Icy Hot Patch or similar delivery systems under our other topical analgesic brands. In such case, we would have to remove the existing product from the market as of one year from the effective date of the final monograph, pending FDA review and approval of an NDA. The preparation of an NDA would likely take us six to 18 months and would be expensive. It typically takes the FDA at least 12 months to rule on the NDA once it is submitted. Sales of our Icy Hot patch products represented approximately 6% of our consolidated total revenues in fiscal 2003.

We have responded to certain questions with respect to efficacy received from the FDA in connection with clinical studies for pyrilamine maleate, one of the active ingredients used in certain of the Pamprin and Premsyn PMS products. While we addressed all of the FDA questions in detail, the final monograph for menstrual drug products, which has not yet been issued, will determine if the FDA considers pyrilamine maleate safe and effective for menstrual relief products. We have been actively monitoring the process and do not believe that either Pamprin or Premsyn PMS will be materially adversely affected by the FDA review. We believe that any adverse finding by the FDA would likewise affect our principal competitors in the menstrual product category. We are also aware of the FDA’s concern about the potential toxicity due to concomitant use of OTC and prescription drugs that contain the ingredient acetaminophen, an ingredient also found in Pamprin and Premsyn PMS. We are participating in an industry-wide effort to reassure the FDA that the current recommended dosing regimen is safe and effective and that proper labeling and public education by both OTC and prescription drug companies are the best policies to abate the FDA’s concern. There can be no assurance as to what action, if any, the FDA may take with respect to acetaminophen. Sales of our Pamprin and Premsyn PMS products represented approximately 5% of our consolidated total revenues in fiscal 2003.

We were notified in October 2000 that the FDA denied a citizen petition submitted by Thompson Medical Company, Inc., the previous owner of Sportscreme and Aspercreme. The petition sought a determination that 10% trolamine salicylate, the active ingredient in Sportscreme and Aspercreme, was clinically proven to be an effective active ingredient in external analgesic OTC drug products and should be included in the FDA’s yet-to-be finalized monograph for external analgesics. We have met with the FDA and submitted a proposed protocol study to evaluate the efficacy of 10% trolamine salicylate as an active ingredient in OTC external analgesic drug products. We are working to develop alternate formulations for Sportscreme and Aspercreme in the event that the

FDA does not consider the available clinical data to conclusively demonstrate the efficacy of trolamine salicylate when the OTC external analgesic monograph is finalized. If 10% trolamine salicylate is not included in the final monograph, we would likely be required to discontinue these products as currently formulated and remove them from the market after expiration of an anticipated grace period. If this occurred, we believe we could still market these products as homeopathic products and could also reformulate them using ingredients included in the FDA monograph. Sales of Sportscreme and Aspercreme products represented approximately 7% of our consolidated total revenues in fiscal 2003.

In accordance with the Federal Food, Drug and Cosmetic Act, or FDC Act, and FDA regulations, our manufacturing processes and those of our third party manufacturers must also comply with the FDA’s current good manufacturing practices, or GMPs. The FDA inspects our facilities and those of our third party manufacturers periodically to determine if we and our third party manufacturers are complying with GMPs.

If we or our third party manufacturers fail to comply with federal, state or foreign regulations, we could be required to:

•	suspend manufacturing operations;

•	change product formulations;

•	suspend the sale of products with non-complying specifications;

•	initiate product recalls;

•	prepare and submit an NDA or abbreviated NDA; or

•	change product labeling, packaging or advertising or take other corrective action.

Any of these actions could materially and adversely affect our financial results.

Our business is also regulated by the California Safe Drinking Water and Toxic Enforcement Act of 1986, known as Proposition 65. Proposition 65 prohibits businesses from exposing consumers to chemicals that the state has determined cause cancer or reproduction toxicity without first giving fair and reasonable warning, unless the level of exposure to the carcinogen or reproductive toxicant falls below prescribed levels. From time to time, one or more ingredients in our products could become subject to an inquiry under Proposition 65. If an ingredient is on the state’s list as a carcinogen, it is possible that a claim could be brought, in which case we would be required to demonstrate that exposure is below a “no significant risk” level for consumers. Any such claims may cause us to incur significant expense, and we may face monetary penalties or injunctive relief, or both, or be required to reformulate our product to acceptable levels. The State of California under Proposition 65 is also considering the inclusion of titantium dioxide on the state’s list of suspected carcinogens. Titantium dioxide has a long history of widespread use as an excipient in prescription and OTC pharmaceuticals, cosmetics, dietary supplements and skin care products and is an active ingredient in our Bullfrog Superblock products. We have participated in an industry-wide submission to the State of California, facilitated through CHPA, presenting evidence that titantium dioxide presents “no significant risk” to consumers. Sales of our Bullfrog Superblock products represented approximately 1% of our consolidated total revenues in fiscal 2003.

Our success depends on our ability to anticipate and respond in a timely manner to changing consumer demands.

Our success depends on our products’ appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to change. If our current products do not meet consumer demands, our sales may decline. In addition, our growth depends upon our ability to develop new products through product line extensions and product modifications, which involve numerous risks. We may not be able to accurately identify consumer preferences and translate our knowledge into customer-accepted products or successfully integrate these products with our existing product platform or operations. We may also experience increased expenses incurred in connection with product development, marketing and advertising that are not subsequently supported by a sufficient level of sales, which would negatively affect our margins. Furthermore, product development may divert management’s attention from other business concerns, which could cause sales of our existing products to suffer. We cannot assure you that newly developed products will contribute favorably to our operating results.

We rely on a few large customers, particularly Wal-Mart Stores, Inc., for a significant portion of our sales.

In fiscal 2003, Wal-Mart Stores, Inc. represented approximately 34% of our total revenues, our ten largest customers represented approximately 67% of our total revenues and our 20 largest customers represented approximately 78% of our total revenues. Consistent with industry practice, we do not operate under a long-term written supply contract with Wal-Mart Stores, Inc. or any of our other customers. Our business would materially suffer if we lose Wal-Mart Stores, Inc. as a continuing major customer or if our business with Wal-Mart Stores, Inc. significantly decreases. The loss of sales to any other large customer could also materially and adversely affect our financial results.

We may be adversely affected by fluctuations in buying decisions of mass merchandiser, drug and food trade buyers and the trend toward retail trade consolidation.

We sell our products to mass merchandisers and food and drug retailers in the United States. Consequently, our total revenues are affected by fluctuations in the buying patterns of these customers. These fluctuations may result from wholesale buying decisions, economic conditions and other factors. In addition, with the growing trend towards retail consolidation, we are increasingly dependent upon a few leading retailers, such as Wal-Mart Stores, Inc., whose bargaining strength continues to grow due to their size. Such retailers have demanded, and may continue to demand, increased service and order accommodations as well as price and incremental promotional investment concessions. As a result, we may face downward pressure on our prices and increased promotional expenses to meet these demands, which would reduce our margins. We also may be negatively affected by changes in the policies of our retail trade customers such as inventory destocking, limitations on access to shelf space and other conditions.

We rely on third party manufacturers for a portion of our product portfolio including products under our Gold Bond, Icy Hot, Selsun and Dexatrim brands.

We use third party manufacturers to make products representing approximately 40% of our fiscal 2003 sales volume, including our Gold Bond medicated powders and foot spray, Gold Bond antifungal foot swabs and first aid wipes, the Icy Hot patches, pHisoderm Clear Confidence Clear Swab, Herpecin-L, our line of dietary supplements including Dexatrim and, internationally, our line of Selsun medicated dandruff shampoos. In many cases, third party manufacturers are not obligated under contracts that fix the term of their commitments, and they may discontinue production upon little or no advance notice. Manufacturers also may experience problems with product quality or timeliness of product delivery. We rely on these manufacturers to comply with applicable current GMPs. The loss of a contract manufacturer may force us to shift production to in-house facilities and possibly cause manufacturing delays, disrupt our ability to fill orders or require us to suspend production until we find another third party manufacturer. We are not able to control the manufacturing efforts of these third party manufacturers as closely as we control our business. Should any of these manufacturers fail to meet our standards, we may face regulatory sanctions, additional product liability claims or customer complaints, which could harm our reputation and our business.

Our dietary supplement business could suffer as a result of injuries caused by dietary supplements in general, unfavorable scientific studies or negative press.

Our dietary supplements consist of Dexatrim and our Sunsource product line. We generally do not conduct or sponsor clinical studies relating to the ability of our dietary supplements to provide specific health benefits. As a result, we are highly dependent upon consumers’ perception of the benefit and integrity of the dietary supplements business as well as the safety and quality of products in that industry. Injuries caused by dietary supplements or unfavorable scientific studies or news relating to products in this category, such as the December 30, 2003 consumer alert on the safety of dietary supplements containing ephedrine alkaloids issued by the FDA and the subsequent FDA rule banning the sale of supplements containing ephedrine alkaloids issued on February 6, 2004, may negatively affect consumers’ overall perceptions of products in this category, including our products, which could harm the goodwill of these brands and cause our sales to decline.

Our business could be adversely affected if we are unable to successfully protect our intellectual property.

Our trademarks are of material importance to our business and are among our most important assets. In fiscal year 2003, substantially all of our total revenues were from products bearing proprietary or licensed brand names. Accordingly, our future success may depend in part upon the goodwill associated with our brand names, particularly Gold Bond, Selsun Blue, Icy Hot, pHisoderm and Dexatrim. Although our principal brand names are registered trademarks in the United States and certain foreign countries, we cannot assure you that the steps we take to protect our proprietary rights in our brand names will be adequate to prevent the misappropriation of these registered brand names in the United States or abroad. In addition, the laws of some foreign countries do not protect proprietary rights in brand names to the same extent as do the laws of the United States. We cannot assure you that we will be able to successfully protect our trademarks from infringement or otherwise. The loss or infringement of our trademarks could impair the goodwill associated with our brands, harm our reputation and materially adversely affect our financial results.

We license additional intellectual property from third parties that is used in certain of our products, and we cannot assure you that these third parties can successfully maintain their intellectual property rights. In addition, the sale of these products relies on our ability to maintain and extend our licensing agreements with third parties, and we cannot assure you that we will be successful in maintaining these licensing agreements. Any significant impairment of the intellectual property covered by these licenses, or in our rights to use this intellectual property, may cause our sales to decline.

In addition, our product line extensions are often based on new or unique delivery methods for those products like our Icy Hot patches and our pHisoderm Clear Confidence Clear Swab. These delivery methods may not be protected by intellectual property rights that we own or license on an exclusive basis or by exclusive manufacturing agreements. As a result, we may be unable to prevent any competitor or customer from duplicating our delivery methods to compete directly with these product line extensions, which could cause sales to suffer.

We may face litigation in the future, either to protect our intellectual property rights or to defend against claims that we have infringed the intellectual property rights of others. Intellectual property litigation can be extremely expensive, and such expense could materially adversely affect our business.

Because most of our operations are located in Chattanooga, Tennessee, we are subject to regional and local risks.

Approximately 60% of our total revenues in fiscal 2003 were from products manufactured in two plants located in Chattanooga, Tennessee. We store the raw materials used in our manufacturing activities in two warehouses that are also located in Chattanooga. We package and ship most of our products from Chattanooga. Additionally, our corporate headquarters are also located in Chattanooga, and most of our employees live in the area. Because of this, we are subject to regional and local risks, such as:

•	changes in state and local government regulations;

•	severe weather conditions, such as floods, ice storms and tornadoes;

•	natural disasters, such as fires and earthquakes;

•	power outages;

•	nuclear facility incidents;

•	spread of infectious diseases;

•	hazardous material incidents; or

•	any other catastrophic events in our area.

If our region, city or facilities were to suffer a significant disaster, our operations are likely to be disrupted and our business would suffer.

We depend on sole source suppliers for two active ingredients used in our Pamprin and Premsyn PMS products, and if we are unable to buy these ingredients, we will not be able to manufacture these products.

Pamabrom and pyrilamine maleate, active ingredients used in our Pamprin and Premsyn PMS products, are purchased from single sources of supply. Pamabrom is sold only by Chattem Chemicals, Inc. (an unrelated company) and pyrilamine maleate is produced only in India and sold only by Lonza, Inc. Financial, regulatory or other difficulties faced by these single source suppliers or significant changes in demand for these active ingredients could limit the availability and increase the price of these active ingredients. We may not be able to obtain necessary supplies in a timely manner, and we may be required to pay higher than expected prices for these active ingredients, which could adversely affect our gross margin from these products. Any interruption or significant delay in the supply of these active ingredients would impede our ability to manufacture these products, which would cause our sales to decline. We would not be able to find an alternative supplier and would either need to reformulate these products or discontinue their production. While we do not currently know of any facts or circumstances that would adversely affect the supply of pamabrom or pyrilamine maleate, we cannot assure you that we will be able to continue to purchase adequate quantities of these active ingredients at acceptable prices in the future.

We are subject to the risk of doing business internationally.

In fiscal 2003, approximately 10% of our total revenues were attributable to our international business. Our acquisition of Selsun Blue has greatly expanded our international business. We anticipate that our ownership of Selsun Blue will create the opportunity to introduce certain of our other brands in countries where they are not currently sold. We expect to operate in regions and countries where we have little or no experience, and we may not be able to market our products in, or develop new products successfully for, these markets. We may also encounter other risks of doing business internationally including:

•	unexpected changes in, or impositions of, legislative or regulatory requirements;

•	fluctuations in foreign exchange rates, which could cause fluctuations in the price of our products in foreign markets or cause fluctuations in the cost of certain raw materials purchased by us;

•	delays resulting from difficulty in obtaining export licenses, tariffs and other barriers and restrictions, potentially longer payment cycles, greater difficulty in accounts receivable collection and potentially adverse tax treatment;

•	potential trade restrictions and exchange controls;

•	differences in protection of our intellectual property rights; and

•	the burden of complying with a variety of foreign laws.

In addition, we will be increasingly subject to general geopolitical risks in foreign countries where we operate such as political and economic instability and changes in diplomatic and trade relationships, which could affect, among other things, customers’ inventory levels and consumer purchasing, which could cause our results to fluctuate and our sales to decline. It has not been our practice to engage in foreign exchange hedging transactions to manage the risk of fluctuations in foreign exchange rates because of the limited nature of our past international operations. Due to the significant expansion of our international operations as a result of the

Selsun Blue acquisition, our exposure to fluctuations in foreign exchange rates has increased.

Our operations are subject to significant environmental laws and regulations.

Our manufacturing sites use chemicals and other potentially hazardous materials and generate both hazardous and non-hazardous waste, the transportation, treatment, storage and disposal of which are regulated by various governmental agencies and federal, state and local laws. Under these laws, we are exposed to liability primarily as an owner or operator of real property, and as such, we may be responsible for the clean-up or other remediation of contaminated property. Environmental laws and regulations can change rapidly, and we may become subject to more stringent environmental laws and regulations in the future, which may be retroactively applied to earlier events. In addition, compliance with more stringent environmental laws and regulations could involve significant costs.

We are dependent on certain key executives, the loss of whom could have a material adverse effect on our business.

Our future performance depends significantly upon the efforts and abilities of certain members of senior management, in particular those of Zan Guerry, our chairman and chief executive officer, and A. Alexander Taylor II, our president and chief operating officer. If we were to lose any key senior executive, our business could be materially adversely affected.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the Exchange Notes. In consideration for issuing the Exchange Notes as contemplated in this prospectus, we will receive in exchange Original Notes in like principal amount which will be cancelled. Accordingly, our outstanding indebtedness will not increase when the Exchange Notes are issued.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of November 30, 2003 on an actual basis and on an as adjusted basis to give effect to the refinancing transactions. This table should be read in conjunction with our consolidated financial statements and the related notes and other financial information included elsewhere and incorporated by reference in this prospectus.

	As of November 30, 2003
	Actual	As Adjusted
	(dollars in millions)
Cash and cash equivalents	$26.9	$23.7

Long term debt:
Prior credit facility	$7.8	$—
New credit facility(1)	—	25.0
8 7/8% senior subordinated notes due 2008	204.5	—
Floating Rate Notes	—	75.0
Fixed Rate Notes	—	125.0

Total long term debt	212.3	225.0

Shareholders’ equity:
Total shareholders’ equity(2)	95.6	87.2

Total capitalization	$307.9	$312.2

(1)	On February 26, 2004, we entered into a new five year, $50.0 million senior secured revolving credit facility. We have borrowed $25.0 million under the new credit facility and have $25.0 million available for additional borrowing. See “Description of Certain Indebtedness.”
(2)	Total shareholders’ equity as adjusted results from a loss from early extinguishment of indebtedness of $8.4 million, consisting of total charges of $13.0 million ($7.5 million in premium and $5.5 million in write-off of deferred financing costs), net of income tax benefit of $4.6 million.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected historical consolidated financial data for each of the fiscal years ended November 30, 1999, 2000, 2001, 2002 and 2003, respectively, and as of November 30, 1999, 2000, 2001, 2002 and 2003, respectively, has been derived from our audited consolidated financial statements. Our historical results included below and elsewhere in this prospectus are not necessarily indicative of our future performance.

You should read the following financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus, and our consolidated financial statements and the related notes included elsewhere and incorporated by reference in this prospectus.

	For the Year Ended November 30,
	1999	2000	2001	2002	2003
	(dollars in thousands, except per share amounts)
Income Statement Data:
Net sales(1)	$280,278	$218,038	$181,166	$220,789	$232,527
Royalties	—	—	—	2,327	1,222

Total revenues	280,278	218,038	181,166	223,116	233,749

Cost of sales	75,612	74,957	52,512	62,757	66,386
Advertising and promotion	99,971	73,436	61,686	68,259	70,622
Selling, general and administrative	32,494	30,765	33,790	40,212	40,803

Total costs and expenses	208,077	179,158	147,988	171,228	177,811

Income from operations	72,201	38,880	33,178	51,888	55,938

Interest expense	(36,572)	(35,729)	(21,856)	(21,292)	(20,431)
Investment and other income (expense), net	579	1,566	2,218	(114)	124
Loss on product divestiture(2)	—	(5,018)	—	—	—
Net (loss) gain on early extinguishment of debt(3)	(4,008)	(1,501)	11,417	—	—

Total other income (expense)	(40,001)	(40,682)	(8,221)	(21,406)	(20,307)

Income (loss) before income tax and change in accounting principle	32,200	(1,802)	24,957	30,482	35,631
Provision for (benefit from) income taxes	12,044	(685)	9,614	11,582	12,260

Income (loss) before change in accounting principle	20,156	(1,117)	15,343	18,900	23,371
Cumulative effect of change in accounting principle net of income tax benefit(4)	—	(542)	—	(8,877)	—

Net income (loss)	$20,156	$(1,659)	$15,343	$10,023	$23,371

Per Share Data:
Income (loss) per diluted share before change in accounting principle	$1.01	$(.06)	$.85	$.98	$1.19
Change in accounting principle	—	(.03)	—	(.46)	—

Total diluted	$1.01	$(.09)	$.85	$.52	$1.19

Other Financial Data:
Gross profit(5)	$204,666	$143,081	$128,654	$160,359	$167,363
EBITDA(6)	85,383	51,251	42,261	56,051	60,907

	As of November 30,
	1999	2000	2001	2002	2003
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,308	$102,534	$35,445	$15,924	$26,931
Working capital	26,413	126,029	53,579	31,947	46,563
Total assets	491,624	402,076	299,673	353,469	363,394
Total debt	369,950	304,077	204,740	224,708	212,426
Shareholders’ equity	48,701	37,653	52,618	74,744	95,571

(1)	The declines in net sales in fiscal 2000 and fiscal 2001 were largely the result of a decrease in net sales for the Ban line of anti-perspirant and deodorant products, which was sold in September 2000, from $82.6 million in fiscal 1999 to $56.0 million in fiscal 2000 as well as a product return reserve of $5.6 million for Dexatrim with PPA and a $4.0 million product return reserve related to our Sunsource products.
(2)	Reflects primarily the $4.2 million loss related to the sale of Ban.
(3)	Fiscal 1999, 2000, and 2001 includes a net (loss) gain on early extinguishment of debt of $(4.0) million, $(1.5) million and $11.4 million, respectively, which is included as a component of interest expense, net pursuant to SFAS 145, which required us to include gains and losses on extinguishment of debt as income or loss from continuing operations rather than as extraordinary items.
(4)	In fiscal 2000, amount reflects our adoption of the American Institute of Certified Public Accountants issuance of Statement of Position 98-5 (SOP 98-5), which required costs of start-up activities and organization costs to be expensed as incurred. We recorded a charge of $542, net of income tax benefit, upon the initial application of SOP 98-5. In fiscal 2002, amount reflects our adoption of SFAS 142, which required us to discontinue the amortization of the costs of intangible assets with indefinite lives and to perform certain fair value based tests of the carrying value of indefinite lived intangible assets. We obtained independent appraisals to determine the fair values of these intangible assets at December 1, 2001 and, as a result, recorded a write down of $8.9 million, net of income tax benefit of $5.4 million. The write down was primarily related to our Sunsource product line.
(5)	Gross profit is total revenues less cost of sales.
(6)	“EBITDA” means earnings before cumulative effect of change in accounting principle, interest, taxes, depreciation and amortization. EBITDA is a key non-GAAP financial measure used by us to measure operating performance but may not be comparable to a similarly titled measure reported by other companies. The most directly comparable financial measure defined by GAAP is net income. EBITDA is used to supplement net income as an indicator of operating performance and not as an alternative to measures defined and required by GAAP. We consider EBITDA an important indicator of our operational strength and performance, including our ability to pay interest, service debt and fund capital expenditures. EBITDA will also be one measure used in the calculation of certain ratios to determine our compliance with the terms of our new credit facility.

The reconciliation between net income and EBITDA is as follows:

	For the Year Ended November 30,
	1999	2000	2001	2002	2003
	(dollars in thousands)
Net income (loss)	$20,156	$(1,659)	$15,343	$10,023	$23,371
Add:
Cumulative effect of change in accounting principle	—	542	—	8,877	—
Provision for (benefit from) income taxes	12,044	(685)	9,614	11,582	12,260
Interest expense, net	40,001	40,682	8,221	21,406	20,307
Depreciation and amortization less amounts included in interest	13,182	12,371	9,083	4,163	4,969

EBITDA	$85,383	$51,251	$42,261	$56,051	$60,907

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and notes thereto included elsewhere and/or incorporated by reference in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those set forth under “Risk Factors” in this prospectus.

Overview

We are a leading marketer and manufacturer of a broad portfolio of branded OTC healthcare products, toiletries and dietary supplements including such categories as topical analgesics, medicated skin care products, medicated dandruff shampoos, dietary supplements and other OTC and toiletry products. Our portfolio of products includes well-recognized brands, such as:

•	Topical analgesics such as Icy Hot, Aspercreme and Flexall;

•	Medicated skin care products such as Gold Bond medicated skin care powder, cream, lotion, first aid, and foot care products; and pHisoderm medicated acne treatment products and skin cleansers;

•	Selsun Blue medicated dandruff shampoos and conditioner;

•	Dietary supplements including Dexatrim, Garlique and New Phase; and

•	Other OTC and toiletry products such as Pamprin and Premsyn PMS, menstrual analgesics; Herpecin-L, a lip care product; Benzodent, a dental analgesic cream; and toiletries such as Mudd, a line of deep cleanser masques; Bullfrog, a line of sunblocks; Ultraswim, chlorine-removing shampoo; and Sun-In, a hair lightener.

Our products typically target niche markets that are often outside the core product areas of larger companies where we believe we can achieve and sustain significant market penetration through innovation and strong advertising and promotion support. Many of our products are among the U.S. market leaders in their respective categories. For example, our portfolio of topical analgesic brands and our Gold Bond medicated body powders have the leading U.S. market share in these categories. We support our brands through extensive and cost-effective advertising and promotion, the expenditures for which represented approximately 30% of our total revenues in fiscal 2003. We sell our products nationally through mass merchandiser, drug and food channels principally utilizing our own sales force.

Our strategy to achieve future growth is to generate new sales through strong marketing and promotional programs, new product development, acquisitions of new brands, development of strategic marketing alliances and expansion of our international business. As previously high-growth brands mature, sales increases will become even more dependent on the development of successful line extensions, international expansion and acquisitions. During the first quarter of fiscal 2003, we introduced Gold Bond Antifungal Foot Swabs, Gold Bond First Aid Quick Spray and Gold Bond First Aid Wipes. In the third quarter of 2003, we began shipping Gold Bond Ultimate Healing Skin Therapy Lotion and the Icy Hot Back Patch. Line extensions, product introductions and acquisitions require a significant amount of introductory advertising and promotional support. For a period of time, these products do not generate a commensurate amount of sales or earnings. As a result, we may experience a short-term impact on our profitability due to line extensions and acquisitions.

In March 2002, we acquired worldwide rights (except in India) to manufacture, sell and market Selsun Blue plus related intellectual property and certain manufacturing equipment from Abbott. Abbott, or manufacturers under contract to Abbott, manufactured Selsun Blue for us domestically until June 2003, and internationally will manufacture the product for us, except in North America and a few foreign countries, until the end of March 2004. We have entered into an amendment to the manufacturing agreement with Abbott under which Abbott will continue to manufacture Selsun for us for the European, Middle East and several Latin American markets for up to an additional two year period ending March 2006. Abbott will also continue to serve as our distributor for Selsun in certain foreign countries under separate distribution agreements. All of our North American Selsun Blue product lines are presently being manufactured at our Chattanooga facilities. We generally pay Abbott 10% over standard manufacturing costs until we assume manufacturing or enter into third party agreements. This fee will increase to 20% for markets supplied by Abbott manufacturing facilities after March 2004. Abbott is also marketing, selling and distributing Selsun products for us in certain foreign countries until we satisfy various foreign regulatory requirements, new distributors are in place and any applicable marketing permits are transferred. During the transition period, Abbott pays us an initial royalty equal to 28% of international sales of Selsun in these countries with the royalty reduced to 14% of international sales in certain countries if foreign regulatory requirements are satisfied prior to our assumption of sales and marketing responsibility in such countries. Abbott pays all costs and expenses related to the manufacture, marketing and sales of Selsun in these countries. As we assume responsibility for the sales and marketing effort in a country, the royalty arrangement with respect to such country terminates. We then record these international sales directly as well as the costs and expenses associated with these sales. In certain international markets, we have licensed Selsun to a distributor and receive a royalty based on a percentage of the distributor sales of Selsun in that market. We have completed the transition in most of the significant markets and expect to complete the transition for the remaining key markets by the end of March 2004.

In fiscal 2003, our international revenues were $23.9 million or approximately 10% of total revenues. We are focusing our efforts on expanding Selsun’s international presence in existing key markets, such as Canada, Mexico, Brazil, the U.K. and Australia, as well as new markets such as Central Europe and certain Far East markets. As we initially focus on existing key markets, we are discontinuing the sale of Selsun in certain smaller markets and will thus experience what we believe will be a short term decrease in international sales of Selsun. We also intend to leverage Selsun’s international marketing and distribution network to launch certain of our other brands in countries where they are not currently being sold. The timing of such launches will be dependent on the local distributors’ resources as well as any regulatory requirements.

In connection with our acquisition of Selsun Blue in March 2002, we entered into our credit facility, which included a $15.0 million revolving credit facility and a $45.0 million term loan. The credit facility together with our available cash was used to finance the acquisition of Selsun Blue. On August 22, 2003, the credit facility was amended to increase the level of permitted capital expenditures and the dollar amount of our common stock we can purchase, redeem, acquire or retire. On November 30, 2003, a second amendment to the credit facility was completed to revise the restrictions on obligations under operating leases. As of November 30, 2003, we owed $7.8 million under the credit facility. Upon consummation of the refinancing transactions, we will pay off the approximately $5.5 million outstanding under the credit facility as of February 15, 2004 and we will terminate the credit facility. We will enter into the new credit facility in connection with the consummation of the refinancing transactions, including the consummation of this offering. We expect that we will borrow approximately $25.0 million under this new credit facility in connection with the refinancing transactions. See “Description of Certain Indebtedness.”

During the year ended November 30, 2003, we repurchased and placed in treasury 360,000 shares of our common stock for $5.4 million in accordance with our previously announced stock buyback program. In January 2003, our board of directors increased the total authorization to repurchase stock under our stock buyback program to $10.0 million. The remaining availability under the board authorization was $4.6 million at November 30, 2003. In January 2004, the board of directors increased the total authorization to repurchase our common stock under the buyback program to $20.0 million.

EBITDA, earnings before cumulative effect of change in accounting principle, interest, taxes, depreciation and amortization, is a key non-GAAP financial measure used by us to measure operating performance but may not be comparable to a similarly titled measure reported by other companies. The most directly comparable GAAP financial measure is net income. EBITDA is used to supplement net income as an indicator of operating performance and not as an alternative to measures defined and required by accounting principles generally accepted in the United States. We consider EBITDA an important indicator of our operational strength and performance, including our ability to pay interest, service debt and fund capital expenditures. EBITDA is also one measure used in the calculation of certain ratios to determine our compliance with the terms of our Credit Facility.

Our net debt ratio (total debt less cash and cash equivalents)/EBITDA was 3.0x, 3.7x and 4.0x in 2003, 2002 and 2001, respectively. Our ratio of EBITDA to interest expense was 3.0x, 2.6x and 1.9x in 2003, 2002 and 2001, respectively. Our net income margin (net income/total revenues) was 10.0%, 4.5% and 8.5% in 2003, 2002 and 2001, respectively. Our EBITDA margin (EBITDA/total revenues) was 26.1%, 25.1% and 23.3% in 2003, 2002 and 2001, respectively. A reconciliation of EBITDA to net income is presented in the following table:

	For the Year Ended November 30,
				Increase (Decrease)
				Amount		Percentage
	2003	2002	2001	2003 vs. 2002	2002 vs. 2001	2003 vs. 2002	2002 vs. 2001
	(dollars in thousands)
Net income	$23,371	$10,023	$15,343	$13,348	$(5,320)	133.2%	(34.7%)
Add:
Cumulative effect of change in accounting principle	—	8,877	—	(8,877)	8,877	NM	NM
Provision for income taxes	12,260	11,582	9,614	678	1,968	5.9	20.5
Interest expense, net(1)	20,307	21,406	8,221	(1,099)	13,185	(5.1)	160.4
Depreciation and amortization less amounts included in interest	4,969	4,163	9,083	806	(4,920)	19.4	(54.2)

EBITDA	$60,907	$56,051	$42,261	$4,856	$13,790	8.7%	32.6%

(1)	Fiscal 2001 includes a net gain on early extinguishment of debt of $11.4 million, which is included as a component of interest expense, net, pursuant to SFAS 145.

Given the perceived safety concerns and the regulatory uncertainties relating to ephedrine, we developed alternative formulations for Dexatrim Natural and Dexatrim Results to exclude ephedrine. On September 20, 2002, we discontinued the manufacturing and shipment of Dexatrim Natural and Dexatrim Results containing ephedrine. Negative publicity relating to the possible harmful effects of ephedrine and the possibility of further regulatory action to restrict or prohibit the sale of products containing ephedrine has resulted in returns of these products from retailers for which we provided an $0.8 million allowance in the first quarter of fiscal 2003. At this time, we believe we have received returns representing substantially all Dexatrim with ephedrine. In the fourth quarter of fiscal 2003, the unused portion of the returns allowance for Dexatrim containing ephedrine of $0.2 million was recorded as a reduction of cost of sales.

On December 30, 2003, the FDA issued a consumer alert on the safety of dietary supplements containing ephedrine alkaloids and on February 6, 2004 published a final rule with respect to these products. The final rule prohibits the sale of dietary supplements containing ephedrine alkaloids because such supplements present an unreasonable risk of illness or injury. The final rule becomes effective on April 11, 2004. Although we discontinued the manufacturing and shipment of Dexatrim containing ephedrine in September 2002, the FDA’s final rule may result in lawsuits in addition to those we currently have being filed against us alleging damages related to the use or purchase of Dexatrim containing ephedrine.

On December 19, 2003, we entered into a Memorandum of Understanding with the PSC, which memorializes certain settlement terms concerning lawsuits relating to Dexatrim products containing PPA. We are currently negotiating with the PSC on the terms of a settlement agreement that will supercede the Memorandum of Understanding. Since the terms of the preliminary settlement in the PPA litigation are not final or binding, we cannot assure you that we will be able to reach a final settlement or that if a final settlement is reached, the terms will be approved by the court. If the settlement is approved, we believe that the settlement will include a substantial majority of the claims by users of Dexatrim products containing PPA, but that some claims may elect to “opt out” of any class settlement and will continue to pursue claims for damages against us in separate lawsuits. We cannot estimate at this time how many claims will opt out or whether such claims will result in significant additional liability for us. To the extent the number of opt outs are deemed excessive relative to the total number of claims, as determined by the final settlement agreement, we reserve the right to terminate the settlement.

Although we believe a liability existed as of November 30, 2003 related to our PPA litigation, since the terms of the settlement are preliminary, we are not able to reasonably estimate the amount of such liability at November 30, 2003 and have made no provision for this liability in our consolidated financial statements. However, if the settlement is approved based on the proposed terms and information currently known to us about the pending cases, we estimate that we may record, during fiscal 2004, a charge, net of insurance recovery, of approximately $20.0-25.0 million, or an after tax charge of $13.0-16.3 million (approximately $.65-.82 per share), for settlement costs, administrative expenses and costs of defense related to resolving the PPA litigation during fiscal 2004. In addition, we currently expect to use most of our product liability insurance coverage available for the PPA litigation and certain of our cash on hand to make the initial funding of the settlement trust. To the extent the amount in the settlement trust is ultimately insufficient to fully fund the settlement, we may be required to make additional contributions to the trust fund in the future. If we are required to fund significant other liabilities beyond the initial settlement amount, either pursuant to the terms of the settlement, as a result of litigation or otherwise, we will have significantly fewer sources of funds with which to satisfy such liabilities and we may be unable to do so. Moreover, if the settlement is not approved, we may not have sufficient funds to satisfy all claims against us.

We have reached an agreement with Kemper to settle Kemper’s lawsuit that sought to rescind our policy for $50.0 million of excess coverage for product liability claims. After giving effect to the settlement with Kemper, we will have available for the claims against us related to the PPA litigation through our first three layers of insurance coverage, subject to certain limitations, approximately $60.0 million of the $77.0 million of product liability coverage provided by these policies. The $60.0 million of available coverage consists of $37.5 million of insurance under the Kemper policy and approximately $22.5 million under policies with two other insurance companies.

We continue to aggressively defend an action brought by Interstate to rescind its $25.0 million of excess coverage for product liability and pursue our available remedies at law against Interstate. The Interstate policy is in excess of the product liability insurance available from Kemper and the two other insurance companies referred to above. In the event the $60.0 million of insurance funds are exhausted under the PPA litigation settlement or otherwise, coverage under the Interstate policy would not be available until we have paid the $17.0 million difference up to $77.0 million. We currently expect to use most of our product liability insurance coverage available for the PPA litigation to make the initial funding of the proposed PPA settlement trust.

Results of Operations

The following table sets forth, for income before change in accounting principle and for the periods indicated, certain items from our Consolidated Statements of Income expressed as a percentage of total revenues:

	Year Ended November 30,
	2003	2002	2001
Total revenues	100.0%	100.0%	100.0%

Costs and expenses:
Cost of sales	28.4	28.1	29.0
Advertising and promotion	30.2	30.6	34.0
Selling, general and administrative	17.5	18.0	18.7

Total costs and expenses	76.1	76.7	81.7

Income from operations	23.9	23.3	18.3

Other income (expense):
Interest expense	(8.8)	(9.5)	(12.0)
Investment and other income (expense), net	0.1	(0.1)	1.2
Net gain on early extinguishment of debt	—	—	6.3

Total other income (expense)	(8.7)	(9.6)	(4.5)

Income before income taxes and change in accounting principle	15.2	13.7	13.8
Provision for income taxes	5.2	5.2	5.3

Income before change in accounting principle	10.0%	8.5%	8.5%

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to use estimates. Several different estimates or methods can be used by management that might yield different results. The following are the significant estimates used by management in the preparation of the November 30, 2003 consolidated financial statements:

Allowance For Doubtful Accounts

As of November 30, 2003, an estimate was made of the collectibility of the outstanding accounts receivable balances. This estimate requires the utilization of outside credit services, knowledge about the customer and the customer’s industry, new developments in the customer’s industry and operating results of the customer as well as general economic conditions and historical trends. When all these facts are compiled, a judgment as to the collectibility of the individual account is made. Many factors can impact this estimate, including those noted in this paragraph. The adequacy of the estimated allowance may be impacted by the deterioration in the financial condition of a large customer, weakness in the economic environment resulting in a higher level of customer bankruptcy filings or delinquencies and the competitive environment in which the customer operates.

Revenue Recognition

Revenue is recognized when our products are shipped to our customers. It is generally our policy across all classes of customers that all sales are final. As is common in the consumer products industry, customers return products for a variety of reasons including products damaged in transit, discontinuance of a particular size or form of product and shipping errors. As sales are recorded, we accrue an estimated amount for product returns, as a reduction of these sales, based upon our historical experience and any known specific events that affect the accrual. We charge the allowance account resulting from this accrual with any authorized deduction from remittance by the customer or product returns upon receipt of the product.

In accordance with industry practice, we allow our customers to return unsold sun care products (i.e. Bullfrog line of products) at the end of the sun care season. We record the sales at the time the products are shipped and title transfers. At the time of shipment, we also record a reduction in sales and an allowance on our balance sheet for anticipated returns based upon an estimated return level. The level of returns may fluctuate from our estimates due to several factors including weather conditions, customer inventory levels and competitive conditions. Each percentage point change in our return rate would impact our net sales by approximately $0.1 million.

During the second quarter of 2003, we revised downward our estimate of returns related to our Sunsource and Bullfrog lines of products by approximately $0.2 million, which was included as an increase in net sales in the 2003 consolidated financial statements. The estimate was revised downward due to the stronger than expected performance of certain items in the Sunsource and Bullfrog lines.

We routinely enter into agreements with our customers to participate in promotional programs. These programs generally take the form of coupons, temporary price reductions, scan downs, display activity and participations in advertising vehicles provided uniquely by the customer. The ultimate cost of these programs is often variable based on the number of units actually sold. Estimated unit sales of a product under a promotional program are used to estimate the total cost of the program, which is recorded as a reduction of sales. Actual results can differ from the original estimate. We also consider customer delays in requesting promotional program payments when evaluating the required accrual. Many customers audit programs significantly after the date of performance to determine the actual amount due and make a claim for reimbursement at that time. As a result, changes in the unit sales trends under promotional programs as well as the timing of payments could result in changes in the accrual. During the fourth quarter of 2003, we revised downward our estimate of the promotional accrual related to special events by approximately $1.0 million, which is included as an increase in net sales in the 2003 consolidated financial statements.

Income Taxes

We record income tax expense in our financial statements based on an estimated annual effective income tax rate. During 2003, we revised our estimated income tax rate based on the implementation of state income tax planning strategies. This revision resulted in a decrease in the annual effective income tax rate during fiscal year 2003 to 36%. In addition, we recorded an adjustment of approximately $0.6 million, which represents the impact of the reduction of the effective annual tax rate on our deferred tax accounts.

For a summary of our significant accounting policies, see Note 2 of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Fiscal 2003 Compared to Fiscal 2002

To facilitate discussion of our operating results for the years ended November 30, 2003 and 2002, we have included the following selected data from our consolidated statements of income:

	For the Year Ended November 30,
			Increase (Decrease)
	2003	2002	Amount	Percentage
	(dollars in thousands)
Domestic net sales	$209,874	$202,074	$7,800	3.9%
International revenues (including royalties)	23,875	21,042	2,833	13.5
Total revenues	233,749	223,116	10,633	4.8
Cost of sales	66,386	62,757	3,629	5.8
Advertising and promotion expense	70,622	68,259	2,363	3.5
Selling, general and administrative expense	40,803	40,212	591	1.5
Interest expense	20,431	21,292	(861)	(4.0)
Investment and other income (expense), net	124	(114)	238	208.8
Income before change in accounting principle	23,371	18,900	4,471	23.7
Cumulative effect of change in accounting principle	—	8,877	(8,877)	NM
Net income	23,371	10,023	13,348	133.2

Domestic Net Sales

Domestic net sales for fiscal 2003 increased $7.8 million or 3.9% as compared to fiscal 2002. For a description of each brand included in the category, see “Business—Products.” A comparison of domestic net sales for the categories of products included in our portfolio of OTC healthcare products is as follows:

	For the Year Ended November 30,
			Increase ( Decrease)
	2003	2002	Amount	Percentage
	(dollars in thousands)
Topical analgesics	$58,594	$61,219	$(2,625)	(4.3)%
Medicated skin care products	56,528	51,355	5,173	10.1
Dietary supplements	37,420	41,968	(4,548)	(10.8)
Medicated dandruff shampoos	28,351	15,076	13,275	88.1
Other OTC and toiletry products	28,981	32,456	(3,475)	(10.7)

Total	$209,874	$202,074	$7,800	3.9

Our increases in the domestic net sales for medicated dandruff shampoos and medicated skin care products were offset by decreases in other product categories. Domestic net sales of Selsun Blue medicated dandruff shampoo, which was acquired in March 2002, continued to benefit from a strong advertising campaign and increased retail distribution. Net sales growth in the medicated skin care products category was led by an increase of approximately 17% in the Gold Bond franchise. Gold Bond sales growth was attributable to the successful launch of two new first aid items and the Antifungal Foot Swab in the first quarter and Gold Bond Ultimate Healing Skin Therapy Lotion in the third quarter. In addition, Gold Bond sales growth came from the lotion and foot care lines. This was partially offset by a decrease of approximately 7% in pHisoderm net sales compared to the prior year when the brand was relaunched and the pHisoderm Clear Confidence Acne Body Wash, pHisoderm Clear Confidence Acne Facial Mask and pHisoderm Clear Confidence Acne Clear Swab products were initially shipped to retailers.

With the exception of Icy Hot, sales declines were recorded for our topical analgesic portfolio (Icy Hot, Flexall, Aspercreme, Sportscreme, Capzasin, and Arthritis Hot) as competition from inside and outside the category increased. Sales of Icy Hot grew principally due to the introduction of the Icy Hot Back Patch. Net sales for the dietary supplement category declined primarily due to a 28.2% drop in Dexatrim sales from last year. Sales of Dexatrim were impacted by the overall decline in the diet pill market driven by negative ephedrine publicity. The decline in net sales of Dexatrim was partially offset by increased sales of Garlique and New Phase. The increase in net sales of Garlique and New Phase was primarily attributable to effective media campaigns and, in the case of New Phase, increased distribution. The decrease in net sales of other OTC products was due primarily to sales declines of Pamprin and Premsyn PMS, as a result of intense competition. With the exception of New Phase, sales variances for domestic operations were principally the result of changes in unit sales volumes. New Phase sales increased partially due to a unit sales price increase.

International Revenues

For fiscal 2003, international revenues, including royalties of $1.2 million from the sales of Selsun, increased $2.8 million or 13.5% as compared to fiscal 2002. Our Canadian and U.K. subsidiaries experienced a 19.5% and 2.6% sales increase, respectively, primarily as a result of Selsun sales. Other international revenues increased 27.4% almost entirely as a result of the acquisition of Selsun Blue in the second quarter of fiscal 2002. Sales variances for international operations were principally the result of changes in unit sales volume.

Cost of Sales

Cost of sales as a percentage of total revenues was 28.4% for fiscal 2003 as compared to 28.1% for fiscal 2002. In fiscal 2003, cost of sales increased as a result of higher material costs and manufacturing overhead, partially offset by decreased costs resulting from the transition of the North American manufacturing of Selsun Blue to our facility in Chattanooga.

Advertising and Promotion Expense

Advertising and promotion expenses increased $2.4 million or 3.5% as compared to fiscal 2002 and were 30.2% of total revenues for fiscal 2003 compared to 30.6% for fiscal 2002. Increases in advertising and promotion expenditures in fiscal 2003 were recorded for Icy Hot, Flexall, Sportscreme, the recently introduced Gold Bond products, New Phase, Selsun Blue, Bullfrog and Herpecin-L. Decreases in advertising and promotion expenditures were recognized for the balance of the topical analgesic brands, pHisoderm, Dexatrim, Mudd, Pamprin, Garlique and the other Gold Bond products.

Selling, General and Administrative Expense

Selling, general and administrative expenses increased $0.6 million or 1.5% as compared to fiscal 2002. Selling, general and administrative expenses were 17.5% and 18.0% of total revenues for fiscal 2003 and 2002, respectively. The increase in selling, general and administrative expenses were largely a result of international severance costs and legal expenses related to the Dexatrim with PPA and the Kemper litigation.

Interest Expense

Interest expense decreased $0.9 million or 4.0% as compared to fiscal 2002. The decrease was largely the result of lower outstanding balances under our existing credit facility. Until our indebtedness is reduced substantially, interest expense will continue to represent a significant percentage of our total revenues.

Investment and Other Income

Investment and other income increased $0.2 million or 208.8% as compared to fiscal 2002 primarily due to a fiscal 2002 charge of approximately $0.4 million related to the write-off of equipment offset by a decline in interest income in fiscal 2003. The use of cash and cash equivalents to make principal payments on our existing credit facility and lower interest rates on short-term investments contributed to the decrease in interest income.

Income Before Change in Accounting Principle

Income before change in accounting principle increased $4.5 million or 23.7% as compared to fiscal 2002. This increase primarily resulted from lower costs and expenses as a percentage of revenues and increased revenues.

Cumulative Effect of Change in Accounting Principle

In the first quarter of fiscal 2002, we adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), which requires us to perform certain fair-value-based tests of the carrying value of our indefinite lived intangible assets upon adoption and thereafter at least annually and to discontinue amortization of our indefinite lived intangible assets. Upon adoption of SFAS 142, we obtained independent appraisals to determine the fair value of these assets as of December 1, 2001 and recorded a write-down of $8.9 million, net of income tax benefit of $5.4 million, as a cumulative effect of change in accounting principle and discontinued the amortization of our indefinite lived intangible assets. The write-down was primarily related to our Sunsource product line, which experienced a decline in sales volume since its initial purchase in 1997, and to a lesser degree our Dexatrim product line, which discontinued the marketing of one of its products in November 2000.

Fiscal 2002 Compared to Fiscal 2001

To facilitate discussion of our operating results for the years ended November 30, 2002 and 2001, we have included the following selected data from our Consolidated Statements of Income:

	For the Year Ended November 30,
			Increase (Decrease)
	2002	2001	Amount	Percentage
	(dollars in thousands)
Domestic net sales	$202,074	$167,256	$34,818	20.8%
International revenues (including royalties)	21,042	13,910	7,132	51.3
Total revenues	223,116	181,166	41,950	23.2
Cost of sales	62,757	52,512	10,245	19.5
Advertising and promotion expense	68,259	61,686	6,573	10.7
Selling, general and administrative expense	40,212	33,790	6,422	19.0
Interest expense	21,292	21,856	(564)	(2.6)
Investment and other income (expense), net	(114)	2,218	(2,332)	(105.1)
Net gain on early extinguishment of debt	—	11,417	(11,417)	NM
Income before change in accounting principle	18,900	15,343	3,557	23.2
Cumulative effect of change in accounting principle	8,877	—	8,877	NM
Net income	10,023	15,343	(5,320)	(34.7)

Domestic Net Sales

Domestic net sales in fiscal 2002 increased $34.8 million or 20.8% as compared to fiscal 2001. A comparison of domestic net sales for the categories of products included in our portfolio of OTC healthcare products is as follows:

	For the Year Ended November 30,
			Increase (Decrease)
	2002	2001	Amount	Percentage
	(dollars in thousands)
Topical analgesics	$61,219	$51,448	$9,771	19.0%
Medicated skin care products	51,355	46,989	4,366	9.3
Dietary supplements	41,968	36,760	5,208	14.2
Medicated dandruff shampoos	15,076	—	15,076	NM
Other OTC and toiletry products	32,456	32,059	397	1.2

Total	$202,074	$167,256	$34,818	20.8

Sales increases were recognized for all of our OTC health care product categories. Our topical analgesic portfolio produced a sales increase principally attributable to the continued success of the Icy Hot Patch, introduced in the second quarter of fiscal 2001, as well as continued marketing support. We recorded sales increases in our topical analgesics portfolio for Icy Hot, Aspercreme, Capzasin and Arthritis Hot, while Flexall and Sportscreme recorded sales declines. Sales increases were also recorded for Dexatrim, behind the launch of Dexatrim Results during fiscal 2002, Gold Bond, driven by the Gold Bond foot care products, and pHisoderm, due to the launch of three new pHisoderm acne products. In addition, Garlique and New Phase recorded sales increases. We recorded sales declines for Pamprin, Premsyn PMS, Ultraswim, Mudd and Herpecin-L. Sales variances were largely the result of changes in the volume of unit sales of the particular brand.

International Revenues

For fiscal 2002, international revenues, including royalties of $2.3 million from the international sales of Selsun, increased $7.1 million or 51.3% as compared to fiscal 2001. Our Canadian and U.K. subsidiaries experienced an 11.0% and 40.6% increase in sales, respectively. These royalties will continue through the transition period during which Abbott is marketing, selling and distributing Selsun for us internationally. The increase in Canadian sales was due primarily to the acquisition of Selsun Blue in March 2002 and strong sales of pHisoderm partially offset by declines in sales of our other brands. The increase in the U.K. business was driven by the success of our Eastern European distributor markets across several brands. This increase was partially offset by a decrease in the U.K. domestic business primarily as a result of reduced sales for Sun-In, Cornsilk and Ultraswim. Other international revenues increased 376.7% primarily due to the acquisition of Selsun Blue in fiscal 2002. Sales variances for international operations were principally the result of changes in the volume of unit sales.

Cost of Sales

Cost of sales as a percentage of total revenues was 28.1% in fiscal 2002 as compared to 29.0% in fiscal 2001. The decrease in fiscal 2002 was the result of the inclusion in total revenues of royalty income from the international operations of Selsun as well as favorable manufacturing costs related to increased volume.

Advertising and Promotion Expense

Advertising and promotion expenses increased $6.6 million or 10.7% as compared to fiscal 2001 and were 30.6% of total revenues compared to 34.0% for fiscal 2001. Increases in advertising and promotion expenses were recognized for Capzasin, Arthritis Hot, Dexatrim, pHisoderm, Gold Bond and Sunsource while declines were recognized for Flexall, Aspercreme, Pamprin, Premsyn PMS and Ultraswim, which were partially offset by our discontinuance of amortization of trademarks in 2002. Included in advertising and promotion expenses in fiscal 2001 was $5.6 million of trademark amortization, which is not included in fiscal 2002.

Selling, General and Administrative Expense

Selling, general and administrative expenses increased $6.4 million or 19.0% as compared to fiscal 2001. Selling, general and administrative expenses were 18.0% and 18.7% of total revenues for fiscal 2002 and 2001, respectively. The increase resulted from increased bad debt expense due to the $1.0 million charge related to the bankruptcy filing of Kmart Corporation in January 2002, increased professional fees and other expenses of $0.5 million related to our cancelled secondary stock offering as well as increases in the variable components of selling, general and administrative expenses.

Interest Expense

Interest expense decreased $0.6 million or 2.6% as compared to fiscal 2001. The decrease was primarily a result of the retirement of $70.5 million principal amount of our 2008 notes and the remaining outstanding principal balance of $29.1 million of our 12.75% senior subordinated notes due 2004 in fiscal 2001, partially offset by the increased indebtedness incurred in connection with our acquisition of Selsun Blue in March 2002. Until our indebtedness is reduced substantially, interest expense will continue to represent a significant percentage of our total revenues.

Investment and Other Income

Investment and other income decreased $2.3 million or 105.1% as compared to fiscal 2001 primarily due to a decline in interest income from temporary investments due to the use of $31.4 million of cash to purchase Selsun Blue in March 2002. We also recorded a charge of approximately $0.4 million related to the write-off of equipment in fiscal 2002.

Net Gain on Early Extinguishment of Debt

Net gain on early extinguishment of debt decreased $11.4 million as compared to fiscal 2001 primarily due to the retirement of $70.5 million principal amount of our 2008 notes and the remaining outstanding principal balance of $29.1 million of our 12.75% senior subordinated notes in fiscal 2001.

Income Before Change in Accounting Principle

Income before change in accounting principle increased $3.6 million or 23.2% as compared to fiscal 2001. This increase primarily resulted from increased revenues and lower costs and expenses as a percentage of revenues.

Cumulative Effect of Change in Accounting Principle

In the first quarter of fiscal 2002, we adopted the provisions SFAS 142, which requires us to perform certain fair-value-based tests of the carrying value of our indefinite lived intangible assets upon adoption and thereafter at least annually and to discontinue amortization of our indefinite lived intangible assets. Upon adoption of SFAS 142, we obtained independent appraisals to determine the fair value of these assets as of December 1, 2001 and recorded a write-down of $8.9 million, net of income tax benefit of $5.4 million, as a cumulative effect of change in accounting principle and discontinued the amortization of our indefinite lived intangible assets. The write-down was primarily related to our Sunsource product line, which experienced a decline in sales volume since its initial purchase in 1997, and to a lesser degree our Dexatrim product line, which discontinued the marketing of one of its products in November 2000.

Liquidity and Capital Resources

We have historically financed our operations with a combination of internally generated funds and borrowings. Our principal uses of cash are for operating expenses, servicing long-term debt, acquisitions, working capital, repurchases of our common stock, payment of income taxes and capital expenditures.

Cash of $31.5 million and $35.3 million was provided by operations for fiscal 2003 and 2002, respectively. The decrease in cash flows from operations over the prior year was primarily the result of a decrease in accounts payable and accrued liabilities, partially offset by an increase in net income. The decrease in accrued liabilities related primarily to accrued product advertising and promotion costs.

Investing activities used cash of $4.4 million and $79.5 million in fiscal 2003 and 2002, respectively. The decrease in usage of cash in fiscal 2003 was primarily due to the absence of a significant product line acquisition such as the purchase of Selsun Blue in fiscal 2002.

Financing activities used cash of $16.1 million in fiscal 2003 but provided cash of $24.6 million in fiscal 2002. In fiscal 2002, additional borrowings were required to partially finance the Selsun Blue acquisition. In fiscal 2003, cost of repurchases of our common shares increased and proceeds from the exercise of our stock options decreased.

Total debt as of February 29, 2004 consists of $200.0 million in aggregate principal amount of the Original Notes, $25.0 million of borrowings under our new credit facility and the approximately $30.0 million in aggregate principal amount of our 2008 notes that will be redeemed in accordance with their terms on April 1, 2004 at a redemption price of 102.9583% of their aggregate principal amount. Loans under our new credit facility bear interest at LIBOR plus applicable percentages of 1.75% to 2.50% or a base rate (the higher of the federal funds rate plus 0.5% or the prime rate) plus applicable percentages of 0.375% to 0.5%. The aformentioned applicable percentages are calculated based on our leverage ratio. The Original Floating Rate Notes bear interest at a three-month LIBOR plus 3.00% per year. The Original Fixed Rate Notes bear interest at 7% per year.

On December 19, 2003, we entered into a Memorandum of Understanding with the PSC, which memorializes certain settlement terms concerning lawsuits relating to Dexatrim products containing PPA. We are currently negotiating with the PSC on the terms of a settlement agreement that will supercede the Memorandum of Understanding. Since the terms of the preliminary settlement in the Dexatrim litigation are not final or binding, we cannot assure you that we will be able to reach a final settlement or that if a final settlement is reached, the terms will be approved by the court. If the settlement is approved, we believe that the settlement will include a substantial majority of the claims by users of Dexatrim products containing PPA, but that some claims may elect to “opt out” of any class settlement and will continue to pursue claims for damages against us in separate lawsuits. We cannot estimate at this time how many claims will opt out or whether such claims will result in significant additional liability for us. To the extent the number of opt outs are deemed excessive relative to the total number of claims, as determined by the final settlement agreement, we reserve the right to terminate the settlement.

DELACO filed a Chapter 11 bankruptcy petition on February 12, 2004 in the United States Bankruptcy Court for the Southern District of New York. We understand that DELACO intends to implement its contemplated settlement with the PSC through a liquidating Chapter 11 bankruptcy plan. If DELACO pursues the settlement through its bankruptcy plan, we expect that the administrative process for DELACO’s settlement will be similar to the process in our class action. We will be required to file a claim in DELACO’s bankruptcy case in order to preserve our claims for indemnification against DELACO. As part of this Chapter 11 plan , we expect that after resolution of creditors’ claims, DELACO will seek to liquidate and distribute all of its assets and will dissolve as a company.

Although we believe a liability existed as of November 30, 2003 related to our PPA litigation, since the terms of the settlement are preliminary, we are not able to reasonably estimate the amount of such liability at November 30, 2003 and have made no provision for this liability in our consolidated financial statements. However, if the settlement is approved based on the proposed terms and information currently known to us about the pending cases, we estimate that we will record, during fiscal 2004, a charge, net of insurance recovery, of approximately $20.0-25.0 million, or an after tax charge of $13.0-16.3 million (approximately $.65-.82 per share), for settlement costs, administrative expenses and costs of defense related to resolving the PPA litigation during fiscal 2004. In addition, we currently expect to use most of our product liability insurance coverage available for the PPA litigation and certain of our cash on hand to make the initial funding of the settlement trust. To the extent the amount in the settlement trust fund is ultimately insufficient to fully fund the settlement, we may be required to make additional contributions to the trust fund in the future. If we are required to fund significant other liabilities beyond the initial settlement amount, either pursuant to the terms of the settlement, as a result of litigation or otherwise, we will have significantly fewer sources of funds with which to satisfy such liabilities and we may be unable to do so. Moreover, if the settlement is not approved, we may not have sufficient funds to satisfy all claims against us.

We have reached an agreement with Kemper to settle Kemper’s lawsuit that sought to rescind our policy for $50.0 million of excess coverage for product liability claims. After giving effect to the settlement with Kemper, we will have available for the claims against us related to the PPA litigation through our first three layers of insurance coverage, subject to certain limitations, approximately $60.0 million of the $77.0 million of product liability coverage provided by these policies. The $60.0 million of available funds consists of $37.5 million of insurance under the Kemper policy and approximately $22.5 million under policies with two other insurance companies.

We continue to aggressively defend an action brought by Interstate to rescind its $25.0 million of excess coverage for product liability and pursue our available remedies at law against Interstate. The Interstate policy is in excess of the product liability insurance described above. In the event the $60.0 million of insurance funds are exhausted under the PPA litigation settlement or otherwise, coverage under the Interstate policy would not be available until we have paid the $17.0 million difference up to $77.0 million. We currently expect to use most of our product liability insurance coverage available for the PPA litigation to make the initial funding of the proposed PPA settlement trust.

As of November 30, 2003, the remaining amount authorized by our board of directors under our stock buyback program was $4.6 million; however, the indenture governing the Notes and the terms of our new credit facility will limit our ability to repurchase shares of our common stock. See “Description of Certain Indebtedness” and “Description of the Notes.” In January 2004, the board of directors increased the total authorization to repurchase our common stock under the buyback program to $20.0 million. Also, on December 21, 1998, we filed a shelf registration statement with the SEC for $250.0 million of debt and equity securities of which $75.0 million was utilized in the sale of the 2008 notes in May 1999. We have the capacity, subject to compliance with the terms of our indebtedness, to issue an additional $175.0 million of securities under this shelf registration statement.

On February 10, 2004, we commenced a tender offer for any and all of our approximately $204.5 million outstanding principal amount of 2008 notes. In connection with the tender offer, we obtained the consent of the holders of the 2008 notes to eliminate substantially all of the restrictive covenants in the indenture governing the 2008 notes. On February 26, 2004, we accepted for payment and cancelled $174.5 million in aggregate principal amount of our 2008 notes and upon the March 9, 2004 expiration date of the tender offer accepted for payment and cancelled an additional $0.2 million in aggregate principal amount of our 2008 notes. We have delivered a notice of redemption to redeem the remaining 2008 notes that were not tendered in such offer in accordance with their terms on April 1, 2004 at a redemption price of 102.9583% of their aggregate principal amount.

On February 26, 2004, we entered into a new five year, $50.0 million senior secured revolving credit facility, which we refer to as the new credit facility. We have borrowed $25.0 million under the new credit facility and have $25.0 million available for additional borrowing under the new credit facility. Borrowings under the new credit facility secured by substantially all of our assets and the shares of capital stock of our domestic subsidiaries held by us and by the assets of the guarantors of the new credit facility. For additional information regarding the new credit facility, see “Description of Certain Indebtedness.” In addition, on February 26, 2004, we repaid the remaining $5.5 million outstanding under our prior senior credit facility, which was then terminated.

We believe that cash provided by operating activities, our cash and cash equivalents balance and funds available under our new credit facility will be sufficient to fund our capital expenditures, debt service and working capital requirements for the foreseeable future as our business is currently conducted. It is likely that any acquisitions we make in the future will require us to obtain additional financing.

Contractual Obligations

The following data summarizes our contractual obligations as of November 30, 2003. If the refinancing transactions had occurred on November 30, 2003, our long term debt would consist of $225.0 million with all principal payments coming due after five years from November 30, 2003. We had no commercial obligations as of November 30, 2003:

	Payments due by
	Total	Within 1 year	2-3 years	4-5 years	After 5 years
	(dollars in thousands)
Contractual Obligations:
Long-term debt	$212,288	$7,750	$—	$204,538	$—
Operating leases	2,669	407	584	486	1,192

Total	$214,957	$8,157	$584	$205,024	$1,192

Foreign Operations

Historically, our primary foreign operations have been conducted through our Canadian and U.K. subsidiaries. The currencies of these subsidiaries are Canadian dollars and British pounds, respectively. Fluctuations in exchange rates can impact operating results, including total revenues and expenses, when translations of the subsidiary financial statements are made in accordance with SFAS No. 52, “Foreign Currency Translation.” For the year ended November 30, 2003 and 2002, these subsidiaries accounted for 7.7% and 7.4% of total revenues, respectively, and 2.8% and 2.7% of total assets, respectively. It has not been our practice to hedge our assets and liabilities in Canada and the U.K. or our intercompany transactions due to the inherent risks associated with foreign currency hedging transactions and the timing of payments between us and our two foreign subsidiaries. Following our acquisition of Selsun Blue, which is sold in more than 90 foreign countries, our international business operations have expanded significantly, which will increase our exposure to fluctuations in foreign exchange rates. During fiscal 2003, a portion of these foreign sales was reflected as royalties, which have been paid to us in U.S. dollars. In addition, Abbott has continued to supply a portion of our international product and bill us in U.S. dollars. Historically, gains or losses from foreign currency transactions have not had a material impact on our operating results. Gains and (losses) of $0.2 million and ($69,000) for the year ended November 30, 2003 and 2002, respectively, resulted from foreign currency transactions and are included in selling, general and administration expenses in the Consolidated Statements of Income.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). We adopted SFAS 143 on December 1, 2002. SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. The adoption of SFAS 143 did not have an impact on our financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS 145. We adopted SFAS 145 on December 1, 2002. SFAS 145 requires us to include gains and losses on extinguishments of debt as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”. We are also required to reclassify any gain or loss on extinguishment of debt previously classified as an extraordinary item in prior periods presented. SFAS 145 also provides accounting standards for certain lease modifications that have economic effects similar to sale-leaseback transactions and various other technical corrections. The adoption of SFAS 145 did not have an impact on our financial position, results of operations or cash flows, except for a net extraordinary gain of $11,417 in 2001, which was reclassified in the consolidated financial statements in accordance with the provisions of SFAS 145.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). We adopted SFAS 146 on January 1, 2003. SFAS 146 supercedes EITF Issue

No. 94-3. SFAS 146 requires that the liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, not at the date of an entity’s commitment to an exit or disposal plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have an impact on our financial position, results of operations or cash flows.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 supercedes Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” and provides guidance on the recognition and disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees. The initial recognition and measurement provisions of FIN 45 are effective for guarantees issued or modified after December 31, 2002 and are to be applied prospectively. The disclosure requirements are effective for financial statements for interim or annual periods ending after December 15, 2002. We had no instruments or guarantees that required additional or enhanced disclosure under FIN 45 at November 30, 2003, except as disclosed in Note 14, and no guarantees issued or modified after December 31, 2002 that required recognition and measurement in accordance with the provisions of FIN 45. The adoption of FIN 45 did not have an impact on our financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS 148”). SFAS 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. SFAS 148 also amends Accounting Principles Board Opinion No. 28, “Interim Financial Reporting”, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. We implemented the interim disclosure provision in our first fiscal quarter of 2003. The adoption of SFAS 148 did not have an impact on our financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, “ Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 requires a company to consolidate a variable interest entity (“VIE”), as defined, when the company will absorb a majority of the VIE’s expected losses, receives a majority of the VIE’s expected residual returns or both. FIN 46 also requires consolidation of existing, non-controlled affiliates if the VIE is unable to finance its operations without investor support, or where the other investors do not have exposure to the significant risks and rewards of ownership. FIN 46 applies immediately to a VIE created or acquired after January 31, 2003. For a VIE created before February 1, 2003, FIN 46 applies in the first fiscal year or interim period beginning after March 15, 2004. Application of FIN 46 is also required in financial statements that have interests in structures that are commonly referred to as special purpose entities for periods ending after December 15, 2003. The adoption of FIN 46 will not have an impact on our financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have an impact on our financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). The statement modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that those instruments be classified as liabilities in a company’s statement of financial position. This statement is effective for our interim periods beginning after June 15, 2003. The adoption of SFAS 150 did not have an impact on our financial position, results of operations or cash flows.

In July 2003, the EITF reached a consensus on Issue No. 03-11, “Reporting Gains and Losses on Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes” (“EITF 03-11”). EITF 03-11 addresses when gains and losses on derivative contracts not held for trading purposes should be reported on a net basis. The adoption of EITF 03-11 did not have an impact on our financial position, results of operations or cash flows.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosure about Pensions and Other Postretirement Benefits” (“SFAS 132”). The revision of SFAS 132 provides for additional disclosures including the description of the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized in interim periods. The revisions of SFAS 132 are effective for financial statements with fiscal years ending after December 15, 2003 and interim periods beginning after December 15, 2003. The adoption of the revised SFAS 132 will not have an impact on our financial position, results of operations or cash flows.

Forward Looking Statements

We may from time to time make written and oral forward-looking statements. Written forward-looking statements may appear in documents filed with the SEC, in press releases and in reports to shareholders. The Private Securities Litigation Reform Act of 1995 contains a safe harbor for forward-looking statements. We rely on this safe harbor in making such disclosures. The forward-looking statements are based on management’s current beliefs and assumptions about expectations, estimates, strategies and projections. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. We undertake no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. The risks, uncertainties and assumptions of the forward-looking statements include, but are not limited to, the settlement on acceptable terms of product liability claims relating to the prior existence of PPA in Dexatrim; the availability of our $25.0 million excess product liability coverage to be determined in the rescission and declaratory judgment lawsuit brought by Interstate; the lack of availability, limits of coverage and expense related to product liability insurance, including the outcome of the rescission and declaration judgment action filed by Interstate; the reduction of available insurance coverage as proceeds are used to fund any product liability settlements or awards; the possibility of other product liability claims, including claims relating to the prior existence of ephedrine in Dexatrim products or arising from the FDA’s rule banning the sale of dietary supplements containing ephedrine; our ability to fund liabilities from product liability claims greater than our insurance coverage or outside the scope of insurance coverage; the possible effect of the negative public perception resulting from product liability claims on sales of Dexatrim products without PPA or ephedrine; the impact of brand acquisitions and divestitures; the impact of gains or losses resulting from product acquisitions or divestitures; product demand and market acceptance risks; product development risks, such as delays or difficulties in developing, producing and marketing new products or line extensions; the impact of competitive products, pricing and advertising; our ability to sell and market Selsun internationally where we have only limited experience and infrastructure; constraints resulting from our financial condition, including the degree to which we are leveraged, debt service requirements and restrictions under indentures and loan agreements; government regulations; risks of loss of material customers; public perception regarding our products; dependence on third party manufacturers; environmental matters; and other risks described in our SEC filings.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency exchange rates, which may adversely affect our results of operations and financial condition. We seek to minimize the risks from these interest rates and foreign currency exchange rate fluctuations through our regular operating and financing activities.

Our exposure to interest rate risk currently consists of the Original Floating Rate Notes and our new credit facility. The aggregate balance outstanding under the Original Floating Rate Notes as of February 29, 2004 was $75.0 million. The Original Floating Rate Notes bear interest at a three-month LIBOR plus 3.00% per year (4.12% as of February 29, 2004). Loans under our new credit facility bear interest at LIBOR plus applicable percentages of 1.75% to 2.50% or a base rate (the higher of the federal funds rate plus 0.5% or the prime rate) plus applicable percentages of 0.375% to 0.5%. The aforementioned applicable percentages are calculated based on our leverage ratio. As of February 29, 2004, $25.0 million had been borrowed under the new credit facility and the variable rate on the new credit facility was 4.75%. The Original Fixed Rate Notes and our 8.875% Senior Notes are fixed interest rate obligations. The impact on our results of operations of a one-point rate change on the balance currently outstanding of the Original Floating Rate Notes and our new credit facility as of the end of fiscal 2004 would be approximately $650, net of tax.

We are subject to risk from changes in the foreign exchange rates relating to our Canadian and U.K. subsidiaries. Assets and liabilities of these subsidiaries are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Translation adjustments are accumulated as a separate component of shareholders’ equity. Gains and losses, which result from foreign currency transactions, are included in the Consolidated Statements of Income. During 2003, pursuant to our supply agreement with Abbott, we were billed in U.S. dollars for purchases of Selsun for foreign markets. In many cases in the future, we will be billed in the respective foreign currency. The potential loss resulting from a hypothetical 10.0% adverse change in the quoted foreign currency exchange rate amounts to approximately $0.8 million at November 30, 2003.

This market risk discussion contains forward-looking statements. Actual results may differ materially from this discussion based upon general market conditions and changes in financial markets.

BUSINESS

We are a leading marketer and manufacturer of a broad portfolio of branded OTC healthcare products, toiletries and dietary supplements including such categories as topical analgesics, medicated skin care products, medicated dandruff shampoos, dietary supplements and other OTC and toiletry products. Our portfolio of products includes well-recognized brands such as:

•	Topical analgesics such as Icy Hot, Aspercreme and Flexall;

•	Medicated skin care products such as Gold Bond medicated skin care powder, cream, lotion, first aid and foot care products; and pHisoderm medicated acne treatment products and skin cleansers;

•	Selsun Blue medicated dandruff shampoos and conditioner;

•	Dietary supplements, including Dexatrim, Garlique and New Phase; and

•	Other OTC and toiletry products such as Pamprin and Premsyn PMS, menstrual analgesics; Herpecin-L, a lip care product; Benzodent, a dental analgesic cream; and toiletries such as Mudd, a line of deep cleanser masques; Bullfrog, a line of sunblocks; Ultraswim, a chlorine-removing shampoo; and Sun-In, a hair lightener.

Our products target niche markets that are often outside the core product areas of larger companies where we believe we can achieve and sustain significant market penetration through strong advertising and promotion support. Many of our products are among the U.S. market leaders in their respective categories. For example, our portfolio of topical analgesic brands and our Gold Bond medicated body powders have the leading U.S. market share in these categories. We support our brands through extensive and cost-effective advertising and promotion, the expenditures for which represented approximately 30% of our total revenues in fiscal 2003. We sell our products nationally through mass merchandiser, drug and food channels, principally utilizing our own sales force. In fiscal 2003, we had total revenues of $233.7 million and EBITDA of $60.9 million. See reconciliation of EBITDA to net income in “Selected Consolidated Financial Data.”

Our experienced management team has grown our business by developing product line extensions, increasing market penetration of our existing products and acquiring brands. In March 2002, we acquired the Selsun Blue line of medicated dandruff shampoos from Abbott, expanding our brand portfolio into another attractive niche category. We intend to continue to leverage our marketing, distribution, product development and manufacturing capabilities to improve on Selsun Blue’s strong existing franchise. We will continue to seek opportunities to acquire attractive brands in niche markets, such as Selsun Blue. We intend to drive growth through strong marketing and promotional programs, new product development, acquisitions of new brands, development of strategic marketing alliances and expansion of our international business.

Competitive Strengths

We believe that the following key competitive strengths are critical to our continuing success:

Diverse and broad portfolio of well-recognized branded products.    We currently market a diverse and broad portfolio of 23 brands in a variety of different product categories, including topical analgesics, medicated dandruff shampoos, skin care products, toiletries and dietary supplements. Our products are marketed under well-recognized brand names, such as our portfolio of topical analgesic brands lcy Hot, Aspercreme, Flexall, Sportscreme, Capzasin and Arthritis Hot, as well as Gold Bond, Selsun Blue, pHisoderm, Dexatrim and Garlique. Our presence in diverse product categories allows us to reduce our exposure to changing consumer demand or weakness in any single category.

Significant presence in niche markets.    We acquire and develop brands that compete in niche markets where we can achieve significant market presence and build brand equity. Our products often face less competitive pressures, because we focus on niche markets that are frequently outside the core product areas of larger consumer products and pharmaceutical companies. Our focus on niche markets provides us with the opportunity to develop strong brand equity, identify and respond to consumer trends in these markets and leverage our strong selling and distribution capabilities.

High margins and efficient operating structure.    In each of the past three years, our gross margins have exceeded 70%. We are able to achieve these high gross margins as a result of our ability to build and maintain brand equity, our significant market presence in niche markets and efficiencies in purchasing, manufacturing and distribution. We have also grown our EBITDA margin from 23.3% in fiscal 2001 to 26.1% in fiscal 2003. See reconciliation of EBITDA to net income in “Selected Consolidated Financial Data.” In addition, we tightly control our expenses, which strengthens our operating margins. Our high margins and resulting strong cash flow allow us to weather temporary fluctuations in our product markets that could otherwise more adversely affect our business.

Proven advertising and promotion strategy.    We aggressively seek to build brand awareness and usage of our larger brands through extensive and cost-effective advertising strategies that emphasize the competitive strengths of our products. We rely principally on television and radio advertising and to a lesser extent print advertising and promotional programs. We strive to achieve cost-efficiencies in our advertising by being opportunistic in our purchase of media and controlling our production costs. We also maintain the flexibility to allocate purchased media time among our key brands to respond quickly to changing consumer trends and to support our growing brands. We believe our well-developed advertising and promotion platform allows us to quickly and efficiently launch and support newly acquired brands and product line extensions, as well as increase market penetration of existing brands. Advertising and promotion expenditures represented approximately 30% of our total revenues in fiscal 2003. Given the importance of our products’ brand equity, we expect to maintain a significant level of spending on advertising and promotion.

Established national sales and distribution network.    We have an established national sales and distribution network that sells to mass merchandiser, drug and food retailers such as Wal-Mart Stores, Inc., Walgreen Co. and The Kroger Co. In fiscal 2003, sales to our top ten customers constituted approximately 67% of our total sales, which allows us to target our selling efforts to our key customers and tailor specific programs to meet their needs. Through targeted sales and by utilizing our established network, including our approximately 50 person sales force, we believe we can effectively sell and distribute newly acquired brands and product line extensions while maintaining tight controls over our selling expenses.

Focused new product development.    We strive to increase the value of our base brands while obtaining an increased market presence through product line extensions. In 2003 we completed a new 10,000 square foot research and development facility and expanded our product development staff. We rely on internal market research as well as consultants to identify new product formulations and line extensions that we believe appeal to the needs of consumers. Recent examples of successful product line extensions include Gold Bond Ultimate Healing Skin Therapy Lotion and the Icy Hot Back Patch.

Enhanced financial position.    We have strengthened our balance sheet as a significant portion of our cash flows in fiscal 2002 and 2003 have been used to reduce our debt. For example, since the acquisition of Selsun Blue in March 2002, we have paid down approximately $37.0 million in debt as of November 30, 2003. We also believe that our financial risk profile has been substantially reduced due to the successful integration of our acquisition of Selsun Blue and strong positive cash flow.

Business Strategy

Our strategy to achieve future growth is to generate new sales through strong marketing and promotional programs, new product development, acquisitions of new brands, development of strategic marketing alliances and expansion of our international business.

Brand management and growth.    We will seek to increase market share for our major brands through focused marketing of our existing products and product line extensions while maintaining market share for our smaller brands. Our marketing strategy is to position our products to meet consumer preferences identified through extensive use of market and consumer research. We intend to channel advertising and promotion resources to those brands that we feel exhibit the most potential for growth. We also intend to increase our new product line extension activities as evidenced by the expansion of our product development staff and our completed construction of a new research and product development facility. In addition, we continually evaluate the profit potential of and markets for our brands and, in instances where our objectives are not realized, will dispose of these under-performing brands and redeploy the assets. For example, in fiscal 2000, we sold the Ban® (a registered trademark of Kao Corporation) product line of antiperspirants and deodorants in response to major shifts in the competitive environment in this product category and the resulting prospect of declining sales.

Expansion of international business.    In fiscal 2003, our international revenues were $23.9 million, or approximately 10% of total revenues. We believe that our acquisition of Selsun Blue, which is marketed internationally as Selsun, and our hiring of experienced international personnel will allow us to expand our international presence. We plan to focus our efforts on expanding Selsun’s international presence in existing key markets, such as Canada, Mexico, Brazil, the United Kingdom and Australia, as well as new markets such as Central Europe and certain Far East markets. As we initially focus on existing key markets, we are discontinuing the sale of Selsun in certain smaller markets and thus will experience what we believe will be a short-term decrease in international sales of Selsun. We also intend to continue to leverage Selsun’s international marketing and distribution network to launch certain of our other brands in countries where they are not currently sold.

Strategic acquisitions and marketing alliances.    We intend to identify and acquire brands in niche markets where we believe we can achieve a significant market presence through our established advertising and promotion platform, sales and distribution network and research and development capabilities. We target brands with sales that are highly responsive to increased advertising support, provide an opportunity for product line extensions through our research and development efforts and have the potential to meet our high gross margin goals. We will continue to seek opportunities to acquire attractive brands in niche markets. Additionally, we intend to seek alliances that leverage complementary strengths.

Products

We currently market a diverse and broad portfolio of branded OTC healthcare products, toiletries and dietary supplements in such categories as topical analgesics, medicated skin care products, medicated dandruff shampoos, dietary supplements and other OTC and toiletry products. Our branded products by category consist of:

Category and Brands	Product Description
Topical Analgesics
Icy Hot	Dual action muscular and arthritis pain reliever
Aspercreme	Odor-free arthritis pain reliever
Flexall	Aloe-vera based pain reliever
Capzasin	Deep penetrating, odor-free arthritis pain reliever
Sportscreme	Odor-free muscular pain reliever
Arthritis Hot	Value-priced arthritis pain reliever

Medicated Skin Care Products
Gold Bond	Medicated powder, cream, lotion, first aid and foot care products
pHisoderm	Medicated acne treatment products and skin cleansers

Medicated Dandruff Shampoos
Selsun Blue	Medicated dandruff shampoos and conditioner

Dietary Supplements
Dexatrim	Diet pills and bars
Garlique	Cholesterol health supplement
Melatonex	Sleep aid
New Phase	Menopausal supplement
Rejuvex	Menopausal supplement
Omnigest EZ	Digestive aid

Other OTC and Toiletry Products
Internal Analgesics
Pamprin	Menstrual pain reliever
Premsyn PMS	Premenstrual pain reliever
Seasonal
Bullfrog	Sunscreens and sunblocks
Sun-In	Spray-on hair lightener
Ultraswim	Chlorine-removing shampoo
Oral Care
Herpecin-L	Cold sore lip balm
Benzodent	Denture pain relief cream
Other
Mudd	Facial deep cleanser

Topical Analgesics

Our portfolio of topical analgesics includes a variety of well-known brand names each with characteristics designed to meet the demands of different consumers. Icy Hot is our leading entry in the $300 million plus U.S. retail sales topical pain relief category. Icy Hot products (creams, balms, sticks and patches) seek to deliver dual action relief: Icy to dull the pain and Hot to relax it away. This dual action benefit appeals to a large group of users ranging from young athletes to older consumers desiring to maintain an active lifestyle. In fiscal 2001, we introduced the Icy Hot Patch to provide concentrated pain relief in an easy to apply patch form. In fiscal 2003, we expanded our patch line-up to include the Icy Hot Back Patch, which has the same extra strength pain relieving medicine and covers a larger surface area for the millions of adults suffering from back pain. The introduction of the Icy Hot Back Patch was supported by a major advertising and promotional campaign featuring basketball superstar, Shaquille O’Neal. In the second quarter of 2004, we plan to launch the Icy Hot Medicated Sleeve, a topical pain relief product specially designed for adults suffering from joint pain. The Icy Hot Medicated Sleeve, which has a patent pending, provides flexible, joint hugging pain relief and keeps the medicine in place for extended relief. Shaquille O’Neal will also be featured in promotions of this new product.

Aspercreme provides odor-free pain relief for sufferers of arthritis or other chronic pain. Flexall is marketed toward those who seek an aloe vera based pain reliever for conditions such as chronic back pain or muscle strain. Capzasin is an arthritis pain reliever that contains Capsicin, the active ingredient that doctors recommend most for arthritis sufferers. Sportscreme is targeted at serious athletes as well as “weekend warriors.” Arthritis Hot provides relief at a value price.

We support our portfolio of topical analgesics with extensive national television and radio advertising as well as targeted consumer promotions.

Medicated Skin Care Products

The Gold Bond brand has been sold since 1908 and competes in a wide variety of categories including medicated powder with specially formulated products for both adult and baby; foot care with powder, spray and antifungal swab offerings; medicated and therapeutic healing hand and body lotions; and first aid with anti-itch cream, antibiotic ointment and an antiseptic spray and wipe entry. In the foot care category, we plan to launch a foot cream in 2004.

In the first quarter of fiscal 2003, we began shipping three new Gold Bond products including Gold Bond Antifungal Swabs, Gold Bond First Aid Wipes and Gold Bond First Aid Quick Spray, all offering different approaches to pain and itch relief and helping to prevent infection. In the third quarter of fiscal 2003, a fourth Gold Bond item, Gold Bond Ultimate Healing Skin Therapy Lotion, was introduced. Gold Bond Ultimate Healing Skin Therapy Lotion seeks to heal and nurture extremely dry, cracked and irritated skin with seven intensive moisturizers plus vitamins A, C & E. The Gold Bond product line is heavily supported by national television and radio advertising throughout most of the year as well as with consumer promotions.

We believe Gold Bond continues to represent an opportunity for growth both through our existing products and the introduction of line extensions.

pHisoderm is a line of medicated acne treatment products and skin cleansers. The acne positioned products in the line marketed with the Clear Confidence name are targeted at teenagers. All pHisoderm Clear Confidence products seek to treat, clean, prevent and nurture acne prone skin. The pHisoderm Clear Confidence line consists of facial wash, body wash, blemish masque, and the innovative acne treatment product, clear swabs. In fiscal 2004, we plan to expand the pHisoderm Clear Confidence product offering with the introduction of pHisoderm Clear Confidence Self Heating Daily Scrub and Herbal Astringent. The pHisoderm Clear Confidence Self Heating Daily Scrub seeks to open pores while removing excess oils, makeup and deep impurities. The self heating action promotes improvement in the texture and condition of skin. The pHisoderm Clear Confidence Herbal Astringent utilizes aloe, chamomile and lavender to clean without drying. The pHisoderm line also includes several formulas of liquid skin cleansers including one for infants. Consumer support behind the brand is concentrated on the acne business and includes print advertising in teen magazines, targeted television advertising on teen cable programs, in-school advertising and extensive sampling.

Medicated Dandruff Shampoos

In March 2002, we acquired the Selsun Blue line of medicated shampoos from Abbott. Selsun Blue seeks to relieve the flakes and itching associated with dandruff and seborrheic dermatitis with a formula that does more than just wash dandruff flakes away. It inhibits the overactive skin cell turnover that signals a dandruff or seborrheic dermatitis condition.

In the first quarter of fiscal 2004, we will begin shipping Selsun Blue Conditioner, which is formulated to restore moisture, strength and shine as it leaves hair soft and manageable. It is also the complement to our medicated shampoo products because it is formulated with the dandruff fighter pyrithione zinc, an ingredient that targets fungi believed to trigger flakes and itch.

Selsun Blue continues to offer four shampoo formulations: medicated, with a unique cooling clean feel; moisturizing, with aloe and moisturizers; 2-in-1, with a patented conditioning system; and pH balanced for color treated hair. Each formula blends the active medication (selenium sulfide) with extra hair care properties to ensure that there is a formula just right for virtually all individuals who need a medicated shampoo. In the first quarter of fiscal 2004, the Selsun Blue Shampoo line will be getting an updated look with new package graphics designed to reinforce the message that Selsun Blue is tough on dandruff but gentle on hair.

Selsun Blue has been sold for over 50 years and is a well-recognized brand name in the medicated dandruff shampoo market. We believe that significant future growth opportunities exist for Selsun Blue through increased advertising and media support and the introduction of new medicated products. Selsun Blue is currently sold in more than 90 countries and offers us a strong platform for future international growth. The Selsun Blue product line is supported domestically with national television and radio advertising and consumer promotions.

Dietary Supplements

Dexatrim, acquired in December 1998, is a leading brand in the diet pill category. Dexatrim is available in two primary formulas: Dexatrim Natural, a drug-free, all-natural, dietary supplement available in Green Tea, Caffeine Free, and Extra Energy versions and Dexatrim Results, a nutrition based weight control product which contains vitamins, minerals and antioxidants. Dexatrim Results is available in the Appetite Control and Metabolic Support versions. We discontinued the manufacturing and shipment of Dexatrim products containing ephedrine in September 2002 because of the perceived safety concerns and the regulatory uncertainties relating to ephedrine. Dexatrim has a target audience of women ages 25 to 49. Dexatrim is supported by strong advertising support for both Dexatrim Natural and Dexatrim Results. In 2004, we have introduced the Dexatrim All in One Bar. This new product seeks to combine the benefits of a diet, energy and nutrition bar in one convenient product. The Dexatrim All in One Bar is available in three flavors: Chocolate Toffee Crunch, White Chocolate Raspberry and Lemon Bar Crisp. The Dexatrim All in One Bar seeks to deliver the key benefits that consumers desire such as high protein, high fiber, low calories, low sugar and green tea with just one net carbohydrate. The Dexatrim All in One Bar will be supported with a strong introductory media campaign consisting of network, cable and spot television advertising, print advertising and consumer sampling.

We compete in the dietary supplements category with a variety of products under our Sunsource product line. We continue to refine our approach to marketing all-natural dietary supplements and have recently successfully focused on two health areas: cholesterol control and women’s health. Garlique garlic tablets support cardiovascular health and are positioned in the market place as a “one per day” high potency garlic supplement. Most major Garlique competitors require multiple daily doses. Melatonex is formulated to support a natural sleep cycle by supplementing the body’s production of melatonin, a hormone necessary for a good nights sleep. New Phase and Rejuvex are menopausal supplements that help relieve hormonal imbalance and discomfort associated with menopause. Omnigest EZ contains a blend of seven plant derived digestive enzymes that work along with the digestive enzymes produced by one’s own body to aid in the digestion of fats, proteins, carbohydrates, cellulose and dairy products. All of our dietary supplement products are specially formulated to provide consumers with an all-natural, drug-free way to support their specific health care goals.

Other OTC and Toiletry Products

Internal Analgesics.    We compete in the menstrual analgesics segment with two brands: Pamprin and Premsyn PMS. Pamprin is a combination OTC drug product targeted towards the relief of all major menstrual symptoms. Premsyn PMS is a combination OTC drug product targeted towards the specific symptoms of premenstrual syndrome. The target consumer for our menstrual analgesic business falls into two segments: teen girls who have started menstruating and women aged 18 to 34. We rely on television advertising to communicate the important message that Pamprin provides more complete relief from menstrual symptoms than regular headache medicine. In 2004, we plan to expand the Pamprin line with the introduction of Pamprin All Day. Pamprin All Day seeks to provide up to 12 hours of relief for all menstrual pain symptoms with just one caplet. Pamprin All Day will be launched with a dedicated television campaign on network, cable and spot television.

Seasonal.    We market several seasonal brands, the bulk of whose sales typically occur in the first two quarters of our fiscal year. Our seasonal brands include Bullfrog, Sun-In and Ultraswim. Bullfrog is a line of high protection waterproof sunblocks. We support this brand through network and spot radio advertising and by sponsorships of baseball teams located in markets throughout the United States. In 2004, we will introduce a new Bullfrog SuperBlock Spray Lotion, which provides SPF 40 UVA/UVB protection in a convenient spray. The Bullfrog SuperBlock Spray Lotion joins eight other high protection Bullfrog sunblock products. Sun-In, a hair lightener, is available in two varieties of spray-on and a highlighting gel, Super Streaks, and is supported by print advertising in teen magazines, an interactive web site and promotional prepacks. Ultraswim is a chlorine-removing shampoo. We support this brand through print advertising targeted to competitive, recreational and exercise swimmers and triathletes and through event sponsorships with targeted sampling programs.

Oral Care.    Our oral care brands include Herpecin-L, a lip care product that treats cold sores and protects lips from the harmful rays of the sun, and Benzodent, a dental analgesic cream for pain related to dentures. We support Herpecin-L with national television advertising.

Other.    Other brands include Mudd, a line of deep cleanser masques.

International Business

Our international business, which represented approximately 10% of our total revenues in fiscal 2003, has been concentrated in Canada and an export market driven from our operations in the U.K.

Selsun International

We plan to focus our efforts on expanding Selsun’s international presence in existing key markets, such as Canada, Mexico, Brazil, the U.K. and Australia, as well as new markets such as Central Europe and certain Far East markets. As we initially focus on existing key markets, we are discontinuing the sale of Selsun in certain smaller markets and thus may experience what we believe will be a short term decrease in international sales of Selsun. We also intend to leverage Selsun’s international marketing and distribution network to launch some of our other brands in countries where they are not currently being sold including Brazil and Mexico. In fiscal 2002, we hired an experienced vice president of international operations to manage Selsun’s international growth and develop new business opportunities for our existing brands. Abbott is marketing, selling and distributing Selsun products for us in certain foreign countries until we satisfy various foreign regulatory requirements, new distributor arrangements are in place and any applicable marketing permits are transferred. During the transition period, Abbott pays us royalties based on international net sales of Selsun. As we take over responsibility for the sales and marketing effort in a country, the royalty arrangement with respect to such country terminates. We record these international sales directly as well as the costs and expenses associated with these sales. In certain international markets, we have licensed Selsun to a distributor and receive a royalty based on a percentage of the distributor sales of Selsun in that market. We have completed the transition for most significant markets and expect to complete the transition for the remaining key markets by the end of March 2004, the termination date of our Selsun international manufacturing and marketing agreement with Abbott. We have entered into an amendment to the manufacturing agreement with Abbott under which Abbott will continue to manufacture Selsun for us for the European, Middle East and certain Latin American markets for up to an additional two year period ending March 2006. Abbott will also continue to serve as our distributor for Selsun in certain foreign countries under separate distribution agreements. We have entered into distributor agreements with third party distributors for Selsun in various international markets other than Canada and the U.K. in which we engage national brokers.

Europe

Our European business is conducted through Chattem (U.K.) Limited (“Chattem (U.K.)”), a wholly-owned subsidiary located in Basingstoke, Hampshire, England. This unit also services distributors in various other worldwide locations. Manufacturing and packaging of the products are conducted principally in the U.K. with a limited number of ingredients sourced by our U.S. operations. Chattem (U.K.) uses a national broker in the U.K., while distributors are used to market and sell our products on the Western European continent and elsewhere. Due to the difficulty and expense involved in the registration of OTC health care brands in the U.K. and Western Europe, Chattem (U.K.) markets only our toiletries and skin care products in these areas. Our products sold in Europe include Sun-In, Mudd and Ultraswim. Cornsilk® is sold by Chattem (U.K.) under a licensing arrangement with the owner of its registered trademark, Del Laboratories, Inc. Spray Blond Spray-In Hair lightener is marketed only on the European continent. Certain of our OTC health care products are sold by Chattem (U.K.) to customers in parts of Central Europe and the Middle and Far East.

Canada

Chattem Canada, a wholly-owned subsidiary based in Mississauga, Ontario, Canada, markets and distributes certain of our consumer products throughout Canada. The manufacturing of these products is principally done in our facilities in Chattanooga, Tennessee while some packaging is done in Mississauga. Chattem Canada utilizes a national broker for its sales efforts. Brands marketed and sold in Canada include Selsun, Gold Bond, Pamprin, Sun-In, Ultraswim, pHisoderm, Aspercreme, Flexall and Dexatrim.

United States Export

Our United States Export division services various distributors primarily located in the Caribbean and Latin America. We distribute Selsun, Gold Bond, Dexatrim, pHisoderm and certain of our topical analgesic products into these markets.

Marketing, Sales and Distribution

Advertising and Promotion

We aggressively seek to build brand awareness and usage through extensive and cost effective advertising strategies that emphasize the strengths of our products. We allocate a significant portion of our revenues to the advertising and promotion of our products. Expenditures for these purposes were approximately 30% of total revenues in fiscal 2003.

We will seek to increase market share for our major brands through focused marketing of our existing products and product line extensions while maintaining market share for our smaller brands. Our marketing strategy is to position our products to meet consumer preferences identified through extensive use of market and consumer research. We intend to channel advertising and promotion resources to those brands that we feel exhibit the most potential for growth. We rely principally on television and radio advertising and to a lesser extent print advertising and promotional programs. We strive to achieve cost efficiencies in our advertising by being opportunistic in our purchase of media and controlling our production costs. We also maintain the flexibility to allocate purchased media time among our key brands to respond quickly to changing consumer trends and to support our growing brands. We believe our well-developed advertising and promotion platform allows us quickly and efficiently to launch and support new brands and product line extensions as well as increase market penetration of existing brands.

We work directly with retailers to develop promotional calendars and campaigns for each brand, customizing the promotion to the particular requirements of the individual retailer. These programs, which include cooperative advertising, temporary price reductions, in-store displays and special events, are designed to obtain or enhance distribution at the retail level and to reach the ultimate consumers of the product. We also utilize consumer promotions such as coupons, samples and trial sizes to increase the trial and consumption of the products.

Customers

Our customers consist of mass merchandisers such as Wal-Mart Stores, Inc., drug retailers such as Walgreen Co. and food retailers such as The Kroger Co. In fiscal 2003, our ten largest customers represented approximately 67% of total revenues, and our 20 largest customers represented approximately 78% of total revenues, which allows us to target our selling efforts to our key customers and customized programs to meet their needs. Our fiscal 2003 sales to Wal-Mart Stores, Inc. accounted for approximately 34% of total revenues. No other customer accounts for more than 10% of our total revenues. Shoppers Drug Mart, a Canadian retailer, accounts for more than 10% of international sales. Consistent with industry practice, we do not operate under a long-term written supply contract with any of our customers.

Sales and Distribution

We have an established national sales and distribution sales organization that sells to mass merchandiser, drug and food retailers. We utilize our national sales network, consisting primarily of our own sales force, to sell and distribute newly acquired brands and product line extensions while maintaining tight controls over our selling expenses. Our experienced sales force of approximately 50 people serves all direct buying accounts on an individual basis. Our internal sales force accounts for more than 95% of domestic dollar sales. For the more fragmented food channel and for the smaller individual stores, we rely on a national network of regional brokers to provide retail support. In excess of 90% of our domestic orders are received electronically through our electronic data interchange, or EDI, system, and accuracy for our order fulfillment has been consistently high. Our sales department performs significant analysis helping both our sales people and our customers to understand sales patterns and create appropriate promotions and merchandising aids for our products. Although not contractually obligated to do so, in certain circumstances primarily for seasonal products, we allow our customers to return unsold merchandise, and for seasonal products, we provide extended payment terms to our customers.

Internationally, our products are sold by a national broker in Canada and the U.K. and by distributors in Western Europe and Latin America. Abbott is marketing, selling and distributing Selsun products for us in certain foreign countries until we satisfy various foreign regulatory requirements, new distributor arrangements are in place and any applicable marketing permits are transferred. We have completed the transition for the most significant markets and expect to complete the transition for the remaining key markets by the end of March 2004. Abbott will continue to serve as our distributor for Selsun in certain foreign countries. We have entered into distributor agreements with third party distributors for Selsun in various international markets except Canada and the U.K.

Most of our products, including those manufactured by third party manufacturers, are currently shipped from a leased warehouse located in Chattanooga, Tennessee. We also use a third party logistics service located in California to warehouse and distribute our products to the West coast area. We use outside carriers to transport our products. We do not generally experience wide variances in the amount of inventory we maintain. At present, we have no significant backlog of customer orders and are promptly meeting customer requirements.

Manufacturing and Quality Control

We currently manufacture approximately 60% of the sales volume of our products at our two Chattanooga, Tennessee facilities. The balance of our products are manufactured by third party contract manufacturers including our Gold Bond medicated powders, foot swabs and first aid wipes, Icy Hot patches, Herpecin-L, the pHisoderm Clear Confidence Clear Swab and our dietary supplements, including Dexatrim. Newly acquired products that are similar to our currently manufactured products generally can be manufactured by us with the adaptation of existing equipment and facilities or the addition of new equipment at relatively small cost. We contract with third party manufacturers to manufacture products that are not compatible with our existing manufacturing facilities or which can be more cost-effectively manufactured by others. In many cases, third party manufacturers are not obligated under contracts that fix the term of their commitment. We believe we have adequate capacity to meet anticipated demand for our products through our own manufacturing facilities and third party manufacturers.

We currently are manufacturing all of our North American Selsun Blue products at our Chattanooga, Tennessee facilities. Abbott, or manufacturers under contract to Abbott, will manufacture Selsun for us on an international basis until the end of March 2004, the termination date of our international manufacturing agreement with Abbott. We have entered into an amendment to the manufacturing agreement with Abbott under which Abbott will continue to manufacture Selsun for us for the European, Middle East and certain Latin American markets for up to an additional two year period ending March 2006. We have entered into third party manufacturing agreements to source many of the international markets previously supplied by Abbott beginning in April 2004.

To monitor the quality of our products, we maintain an internal quality control system supported by onsite microbiology and analytical laboratories. We have trained quality control technicians who test our products and processes and guide the products through the manufacturing cycle. Consultants also are employed from time to time to test our quality control procedures and the compliance of our manufacturing operations with FDA regulations. We audit our third party manufacturers to monitor compliance with applicable current good manufacturing practices (“GMPs”) as defined by FDA regulations.

We purchase raw materials and packaging materials from a number of third party suppliers primarily on a purchase order basis. Except for pamabrom and pyrilamine maleate, active ingredients used in our Pamprin and Premsyn PMS products, we are not limited to a single source of supply for the ingredients used in the manufacture of our products. We believe that our current sources of supply and potential alternative sources will be adequate to meet future product demands. Sales of our Pamprin and Premsyn PMS products represented approximately 5.0% of our consolidated total revenues in fiscal 2003.

Product Development

We strive to increase the value of our base brands and obtain an increased market presence through product line extensions. We rely on internal market research as well as consultants to identify new product formulations and line extensions that we believe appeal to the needs of consumers. Our growth strategy includes an increased emphasis on new product development as evidenced by the expansion of our product development staff and our construction of a new 10,000 square foot research and product development facility completed in fiscal 2003. We currently employ 26 persons in our research and development department and also engage consultants from time to time to provide expertise or research in a particular product area. Our product development expenditures were $2.7 million in fiscal 2003.

Competition

We compete in the OTC health care, toiletries and dietary supplements markets. These markets are highly competitive and are characterized by the frequent introduction of new products, including the migration of prescription drugs to the OTC market, often accompanied by major advertising and promotional support. Our competitors include large OTC pharmaceutical companies such as Pfizer, Inc. and Johnson & Johnson, consumer products companies such as Procter & Gamble Co. and dietary supplements companies such as Nature’s Bounty, Inc. and Pharmaton Natural Health Products, many of which have considerably greater financial and other resources and are not as highly leveraged. Our competitors are thus better positioned to spend more on research and development, employ more aggressive pricing strategies, utilize greater purchasing power, build stronger vendor relationships and develop broader distribution channels than us. In addition, our competitors have often been willing to use aggressive spending on trade promotions and advertising as a strategy for building market share at the expense of their competitors including us. The private label or generic category has also become increasingly more competitive in certain of our product markets. Our products continue to compete for shelf space among retailers who are increasingly consolidating.

Trademarks and Patents

Our trademarks are of material importance to our business and among our most important assets. We own all of our trademarks associated with brands that we currently market except for pHisoderm, which we license from Valmont, Inc. under a perpetual royalty free license. In fiscal 2003, substantially all of our total revenues were from products bearing proprietary or licensed brand names. Accordingly, our future success may depend in part upon the goodwill associated with our brand names, particularly Gold Bond, Icy Hot, Dexatrim, Selsun Blue and pHisoderm.

Our principal brand names are registered trademarks in the United States and certain foreign countries. We maintain or have applied for patent and copyright protection in the United States relating to certain of our existing and proposed products and processes. We purchase our Gold Bond Antifungal Foot Swabs and pHisoderm Clear Confidence Clear Swab, which incorporate a patented swab delivery system, under a non-exclusive supply agreement with the patent holder. We also license from third parties other intellectual property that is used in certain of our products. The sale of these products relies on our ability to maintain and extend our supply and licensing agreements with these third parties.

Government Regulation

The manufacturing, distribution, processing, formulation, packaging, labeling and advertising of our products are subject to regulation by federal agencies, including, but not limited to:

•	the United States Food and Drug Administration;

•	the Federal Trade Commission;

•	the Drug Enforcement Administration;

•	the Consumer Product Safety Commission;

•	the United States Postal Service;

•	the Environmental Protection Agency; and

•	the Occupational Safety and Health Administration.

These activities are also regulated by various agencies of the states, localities and foreign countries in which our products are sold. In particular, the FDA regulates the safety, manufacturing, labeling and distribution of dietary supplements including vitamins, minerals and herbs, as well as food additives, OTC and prescription drugs, medical devices and cosmetics. In addition, the FTC has primary jurisdiction to regulate the advertising of OTC drugs, dietary supplements, functional toiletries and skin care products.

Under the FDC Act all “new drugs”, including OTC products, are subject to pre-market approval by the FDA under the NDA process. The FDC Act defines a “new drug” as a drug that is not generally recognized among scientifically qualified experts as safe and effective for use under the conditions stated in its labeling. A drug might also be new if it has not been used, outside of clinical investigations, to a material extent or for a material time under conditions described for a product. A drug that is generally regarded as safe and effective is not a “new drug” and therefore does not require pre-market approval.

The FDA has adopted an administrative process, the OTC Drug Review, to determine which active ingredients and indications are safe and effective for use in OTC products. With the aid of independent expert advisory review panels, the FDA develops rules, referred to as monographs, that define categories of safe and effective OTC drugs. The monographs group drug products into therapeutic classes such as OTC external analgesics. Products that comply with monograph conditions do not require pre-market approval from the FDA.

The FDA has finalized monographs for certain categories of OTC drugs such as drug products for the control of dandruff and topical acne drug products. If a product is marketed beyond the scope of a particular final monograph and without an approved NDA, such as if the manufacturer makes a label claim not covered by the monograph, the FDA will consider the product to be unapproved and misbranded and can take enforcement action against the drug company and product including, but not limited to, issuing a warning letter or initiating a product seizure. In order to market a product not covered by a final monograph, a company must submit an NDA to the FDA.

There are several categories of OTC drugs, such as external analgesics, for which the FDA has not completed its review. In such cases, the FDA has established tentative final monographs. These tentative final monographs are similar to final monographs in that they establish conditions under which OTC drugs can be marketed for certain uses without FDA pre-marketing approval. The FDA generally does not take enforcement action against an OTC drug subject to a tentative final monograph unless there is a safety problem or a substantial effectiveness question.

All of our OTC drug products are regulated pursuant to the FDA monograph system. Most of our products are sold according to tentative final monographs. Therefore, we face the risk that the FDA could take action if there is a safety or efficacy issue or finalize these monographs with revised conditions. If our products were found not to be in compliance with the final monograph, we may be forced to reformulate or relabel our products, if possible, or submit an NDA or an abbreviated NDA to continue to market our existing formulation. The submission of a marketing application may require the preparation and submission of clinical tests, which would be time consuming and expensive. We may not receive FDA approval of any application in a timely manner or at all. If we were not able to reformulate or relabel our product or obtain FDA approval of an NDA, we would be required to discontinue selling the affected product. Changes in monographs could also require us to change our product formulation or dosage form, revise our labeling, modify our production process or provide additional scientific data, each of which would involve additional costs and may be prohibitive.

For our products that are sold according to final monographs, we cannot deviate from the conditions described in the final monograph, such as changes in product formulation or labeling claims, unless we obtain pre-marketing approval from the FDA. Similarly, we may only market the prescription form of Selsun dandruff shampoo (Selsun Lotion, 2.5%) according to the conditions and terms described in the FDA-approved NDA. In 2004, we plan to launch Pamprin All Day containing the menstrual pain reliever naproxen sodium. The Perrigo Company will manufacture this product for us under its existing abbreviated NDA. Failure to comply with the conditions in a final monograph or NDA, where applicable, could result in an FDA enforcement action.

We have responded to certain questions with respect to efficacy received from the FDA in connection with clinical studies for pyrilamine maleate, one of the active ingredients used in certain of the Pamprin and Premsyn PMS products. While we addressed all of the FDA questions in detail, the final monograph for menstrual drug products, which has not yet been issued, will determine if the FDA considers pyrilamine maleate safe and effective for menstrual relief products. We have been actively monitoring the process and do not believe that either Pamprin or Premsyn PMS will be materially adversely affected by the FDA review. We believe that any adverse finding by the FDA would likewise affect our principal competitors in the menstrual product category. We are also aware of the FDA’s concern about the potential toxicity due to concomitant use of OTC and prescription drugs that contain the ingredient acetaminophen, an ingredient also found in Pamprin and Premsyn PMS. We are participating in an industry-wide effort to reassure the FDA that the current recommended dosing regimen is safe and effective and that proper labeling and public education by both OTC and prescription drug companies are the best policies to abate the FDA’s concern. There can be no assurance as to what action, if any, the FDA may take with respect to acetaminophen. Sales of our Pamprin and Premsyn PMS products represented approximately 5.0% of our consolidated total revenues in fiscal 2003.

We were notified in October 2000 that the FDA denied a citizen petition submitted by Thompson Medical Company, Inc., the previous owner of Sportscreme and Aspercreme. The petition sought a determination that 10% trolamine salicylate, the active ingredient in Sportscreme and Aspercreme, was clinically proven to be an effective active ingredient in external analgesic OTC drug products and should be included in the FDA’s yet-to-be finalized monograph for external analgesics. We have met with the FDA and submitted a proposed protocol study to evaluate the efficacy of 10% trolamine salicylate as an active ingredient in OTC external analgesic drug products. We are working to develop alternate formulations for Sportscreme and Aspercreme in the event that the FDA does not consider the available clinical data to conclusively demonstrate the efficacy of trolamine salicylate when the OTC external analgesic monograph is finalized. If 10% trolamine salicylate is not included in the final monograph, we would likely be required to discontinue these products as currently formulated and remove them from the market after expiration of an anticipated grace period. If this occurred, we believe we could still market these products as homeopathic products and could also reformulate them using ingredients included in the FDA monograph. Sales of our Sportscreme and Aspercreme products represented approximately 7.0% of our consolidated total revenues in fiscal 2003.

Certain of our topical analgesic products are currently marketed under an FDA tentative final monograph. The FDA has recently proposed that the final monograph exclude external analgesic products in patch, plaster, or poultice form, unless the FDA receives additional data supporting the safety and efficacy of these products. On October 14, 2003, we submitted to the FDA information regarding the safety of our Icy Hot patches and arguments to support our product’s inclusion in the final monograph. We have also participated in an industry effort coordinated by the CHPA to establish with the FDA a protocol of additional research that will allow the patches to be marketed under the final monograph even if the final monograph does not explicitly allow them. The CHPA submission to FDA was made on October 15, 2003. This additional research may require a considerable amount of expensive testing and data analysis by expert consultants. Some of this cost may be shared with other patch manufacturers. We believe that the monograph is unlikely to become final and take effect before May 2005. If neither action described above is successful and the final monograph excludes such products, we will have to file an NDA in order to continue to market the Icy Hot Patch or similar delivery systems under our other topical analgesic brands. In such case, we would have to remove the existing product from the market as of one year from the effective date of the final monograph, pending FDA review and approval of an NDA. The preparation of an NDA would likely take us six to 18 months and would be expensive. It typically takes the FDA at least 12 months to rule on the NDA once it is submitted. Sales of our Icy Hot patch products represented approximately 6.0% of our consolidated total revenues in fiscal 2003.

The Dietary Supplement Health and Education Act of 1994, or DSHEA, was enacted on October 25, 1994. DSHEA amends the FDC Act by defining dietary supplements, which include vitamins, minerals, amino acids, nutritional supplements, herbs and botanicals, as a new category of food separate from conventional food. DSHEA provides a regulatory framework to ensure safe, quality dietary supplements and to foster the dissemination of accurate information about such products. Under DSHEA, the FDA is generally prohibited from regulating dietary supplements as food additives or as drugs unless product claims, such as claims that a product may diagnose, mitigate, cure or prevent an illness, disease or malady, permit the FDA to attach drug status to a product. In such case, the FDA could require pre-market approval to sell the product. Manufacturers are not required to obtain prior FDA approval before producing or selling a dietary supplement unless the ingredient is considered “new” or was not on the market as of October 15, 1994.

DSHEA provides for specific nutritional labeling requirements for dietary supplements. DSHEA permits substantiated, truthful and non-misleading statements of nutritional support to be made in labeling such as statements describing general well-being resulting from consumption of a dietary ingredient or the role of a nutrient or dietary ingredient in affecting or maintaining a structure or function of the body. The FDA distinguishes between permitted structure/function claims for dietary supplements that do not require FDA preapproval and disease-related claims that require prior FDA approval. A dietary supplement label must include a disclaimer that the FDA has not evaluated a particular structure/function claim.

An article marketed as a dietary supplement and subsequently approved for use as a drug or biologic may continue to be sold and regulated as a dietary supplement unless the FDA specifically finds that it is unsafe for use as a dietary supplement. A substance that has not been marketed as a dietary supplement prior to its approval as a drug or biologic, or prior to initiation of substantial clinical investigations for such uses, may be sold as a dietary supplement pursuant only to an FDA regulation authorizing its use as a dietary supplement.

The FDA may take enforcement action against a dietary supplement if the FDA believes the supplement presents a significant or unreasonable risk of illness or injury under conditions of use suggested in the labeling or under ordinary conditions of use. Under DSHEA, the FDA bears the burden of proof to show that a dietary supplement presents a significant or unreasonable risk of illness or injury.

In the future, manufacturers of dietary supplements may be mandated by the FDA to comply with post-marketing responsibilities similar to those applied to OTC drugs. Such regulations may include mandatory adverse event reporting requirements as part of new GMP regulations.

The FDA has finalized some of its regulations to implement DSHEA including those relating to nutritional labeling requirements and nutritional support claims. The FDA also has under development additional regulations and guidelines to implement DSHEA. Newly adopted and future regulations may require expanded or different labeling for our dietary supplement. We cannot determine what effect these regulations, when fully implemented, will have on our business in the future. These regulations could require the reformulation or discontinuance of certain products, additional recordkeeping, warnings, notification procedures and expanded documentation of the properties of certain products and scientific substantiation regarding ingredients, product claims and safety. Failure to comply with applicable FDA requirements can result in sanctions being imposed on us or the manufacture of our products including, but not limited to, warning letters, product recalls and seizures, injunctions or criminal prosecution.

Pursuant to the FDC Act, the FDA has promulgated regulations relating to the manufacturing process for drugs, which are known as current GMPs. We anticipate that the FDA will promulgate GMPs, which are specific to dietary supplements and require at least some of the quality control provisions contained in the GMPs for drugs, which are more rigorous than the GMPs for foods. As part of its regulatory authority, the FDA may periodically conduct audits of the physical facilities, machinery, processes and procedures that we and our competitors use to manufacture products. The FDA may perform these audits at any time without advanced notice. As a result of these audits, the FDA may order us to make certain changes in our manufacturing facilities and processes. We may be required to make additional expenditures to comply with these orders or possibly discontinue selling certain products until we comply with these orders. As a result, our business could be adversely affected.

In 1994, the Nonprescription Drug Manufacturers Association (now CHPA) initiated a large scale study in conjunction with the Yale University School of Medicine to investigate a possible association, if any, of stroke in women aged 18 to 49 using PPA, formerly the active ingredient in certain of our Dexatrim products, which we refer to as the Yale Study. PPA is also used in other OTC medications, which were also part of the study. In May 2000, the results of the Yale Study were filed with the FDA. The investigators concluded that the results of the Yale Study suggest that PPA increases the risk of hemorrhagic stroke. The FDA indicated at that time that no immediate action was required and scheduled an FDA advisory panel to meet in October 2000 to discuss the results of this study.

In October 2000, a Nonprescription Drugs Advisory Committee commissioned by the FDA to review the safety of PPA, determined that there is an association between PPA and hemorrhagic stroke and recommended that PPA not be considered generally recognized as safe for OTC use as a nasal decongestant or for weight control. In response to a request from the FDA to voluntarily cease marketing Dexatrim with PPA, we announced on November 7, 2000 our decision to immediately cease shipping Dexatrim with PPA and to accept product returns from any retailers who decide to discontinue marketing Dexatrim with PPA. We have been subject to a number of lawsuits arising from our Dexatrim with PPA product. See “Legal Proceedings.”

In 1997, the FDA published a proposed rule on the use of dietary supplements containing ephedrine alkaloids. In June 2002, the United States Department of Health and Human Services, or HHS, proposed an expanded scientific evaluation of ephedra which led to the issuance of a report by the RAND-based Southern California Evidence-Based Practice Center, which we refer to as the RAND Report. The RAND Report concluded that ephedrine, ephedrine plus caffeine and ephedra-containing dietary supplements with or without herbs containing caffeine all promote modest amounts of weight loss over the short term and use of ephedra or ephedrine plus caffeine is associated with an increased risk of gastrointestinal, psychiatric and autonomic symptoms. The adverse event reports contained a smaller number of more serious adverse events. Given the small number of such events, the RAND Report concluded that further study would be necessary to determine whether consumption of ephedra or ephedrine may be causally related to these serious adverse events. In connection with the RAND Report, HHS sought public comment on whether additional measures are required concerning the sale and distribution of dietary supplements containing ephedrine alkaloids.

On December 30, 2003, the FDA issued a consumer alert on the safety of dietary supplements containing ephedrine alkaloids and on February 6, 2004 published a final rule with respect to these products. The final rule prohibits the sale of dietary supplements containing ephedrine alkaloids because such supplements present an unreasonable risk of illness or injury. The final rule becomes effective on April 11, 2004. Although we discontinued the manufacturing and shipment of Dexatrim containing ephedrine in September 2002, the FDA’s final rule may result in additional lawsuits being filed against us alleging damages related to the use or purchase of Dexatrim containing ephedrine. See “Legal Proceedings.”

Negative publicity relating to the possible harmful effects of ephedrine and the possibility of further regulatory action to restrict or prohibit the sale of products containing ephedrine resulted in a return of products from retailers in fiscal 2003 for which we initially provided an $0.8 million allowance. At this time, we believe we have received returns representing substantially all Dexatrim with ephedrine. In the fourth quarter of fiscal 2003, the unused portion of the returns allowance for Dexatrim containing ephedrine of $0.2 million was recorded as a reduction of cost of sales.

Some of our products are regulated as cosmetics or drug-cosmetics by the FDA. There are fewer regulatory requirements for cosmetics than for drugs or dietary supplements. Cosmetics marketed in the United States must comply with the FDC Act, the Fair Packaging and Labeling Act and the FDA’s implementing regulations. Cosmetics must also comply with quality and labeling requirements proscribed by the FDA. In addition, several of our products are subject to product packaging regulation by the Consumer Product Safety Commission, or CPSC, and the FDA.

Our business is also regulated by the California Safe Drinking Water and Toxic Enforcement Act of 1986, known as Proposition 65. Proposition 65 prohibits businesses from exposing consumers to chemicals that the state has determined cause cancer or reproduction toxicity without first giving fair and reasonable warning unless the level of exposure to the carcinogen or reproductive toxicant falls below prescribed levels. From time to time, one or more ingredients in our products could become subject to an inquiry under Proposition 65. If an ingredient is on the state’s list as a carcinogen, it is possible that a claim could be brought, in which case we would be required to demonstrate that exposure is below a “no significant risk” level for consumers. Any such claims may cause us to incur significant expense, and we may face monetary penalties or injunctive relief, or both, or be required to reformulate our product to acceptable levels. The State of California under Proposition 65 is also considering the inclusion of titantium dioxide on the state’s list of suspected carcinogens. Titantium dioxide has a long history of widespread use as an excipient in prescription and OTC pharmaceuticals, cosmetics, dietary supplements and skin care products and is an active ingredient in our Bullfrog Superblock products. We have participated in an industry-wide submission to the State of California, facilitated through CHPA, presenting evidence that titantium dioxide presents “no significant risk” to consumers. Sales of our Bullfrog Superblock products represented approximately 1% of our consolidated total revenues in fiscal 2003.

Environmental Matters

We continuously assess the compliance of our operations with applicable federal, state and local environmental laws and regulations. Our policy is to record liabilities for environmental matters when loss amounts are probable and reasonably determinable. Our manufacturing site utilizes chemicals and other potentially hazardous materials and generates both hazardous and non-hazardous waste, the transportation, treatment, storage and disposal of which are regulated by various governmental agencies. We have engaged environmental consultants on a regular basis to assist with our compliance efforts. We believe we are currently in compliance with all applicable environmental permits and are aware of our responsibilities under applicable environmental laws. Any expenditures necessitated by changes in law and permitting requirements cannot be predicted at this time, although such costs are not expected to be material to our financial position, results of operations or cash flows.

Legal Proceedings

As of April 1, 2004, we were named as a defendant in approximately 349 lawsuits involving claims by approximately 688 plaintiffs alleging that the plaintiffs were injured as a result of ingestion of products containing PPA, which was an active ingredient in most of our Dexatrim products until November 2000. Most of the lawsuits seek an unspecified amount of compensatory damages, as well as exemplary damages or punitive damages. The lawsuits that are federal cases have now been transferred to the United States District Court for the Western District of Washington before United States District Judge Barbara Jacobs Rothstein (In Re Phenylpropanolamine Products Liability Litigation, MDL No. 1407). The remaining cases are state court cases that have been filed in a number of different states.

We believe that approximately 214 or 60% of the existing PPA lawsuits in which we are named as a defendant represent cases involving alleged injuries by products manufactured and sold prior to our acquisition of Dexatrim in December 1998. We are being defended in these lawsuits and are indemnified from liability by DELACO, successor to Thompson Medical Company, Inc., which owned Dexatrim prior to December 1998. We understand that DELACO maintains product liability insurance coverage for products manufactured and sold prior to December 1998 with annual limits of coverage and has an excess liability policy but otherwise has only nominal assets. We further understand that DELACO’s insurance carriers are disputing their responsibility for such coverage. Moreover, on February 12, 2004, DELACO filed a Chapter 11 bankruptcy petition in the United States Bankruptcy Court for the Southern District of New York. Accordingly, it is uncertain whether DELACO will be able to indemnify us for such claims and even if it is able to do so, it is unlikely that DELACO will be able to indemnify us beyond its insurance coverage. In addition, we cannot assure you that the insurance maintained by DELACO will be sufficient to cover claims related to products manufactured or sold prior to our acquisition of Dexatrim or that ultimately we will not be held liable for these claims. Our product liability insurance, as described below, would not apply to claims arising from products manufactured and sold prior to our acquisition of Dexatrim. In addition to indemnification from DELACO, we will also seek to defend ourselves in these lawsuits on the basis that we did not manufacture and sell products containing PPA prior to December 1998.

As of April 1, 2004, in the approximately 135 lawsuits we are defending, approximately 163 plaintiffs specifically allege ingestion of Dexatrim. The remaining plaintiffs either do not specifically allege ingestion of Dexatrim or have sued many manufacturers or sellers of products containing PPA without identifying the products they ingested.

On December 19, 2003, we entered into the Memorandum of Understanding with the PSC, which memorializes certain settlement terms concerning lawsuits relating to Dexatrim products containing PPA. We are currently negotiating with the PSC on the terms of a settlement agreement that will supercede the Memorandum of Understanding. The Memorandum of Understanding contemplates that we will commence a national class action settlement of all Dexatrim PPA claims in the first quarter of 2004. We will then seek final approval of the settlement terms at a fairness hearing. If the class settlement is approved, it is expected that a judgment will be entered, and we will pay an initially determined amount of the settlement into a trust fund. We will then publish notice of the final settlement and details on how plaintiffs can submit claims and the deadlines for making such claims. Claims would be settled pursuant to an agreed upon settlement matrix that is designed to evaluate and place settlement values on cases. If we are able to complete a final settlement agreement and successfully obtain approval from the court in each of the foregoing steps, which we presently believe we will be able to do, it is expected that final approval of the class settlement and funding of the settlement trust fund will occur in the second half of 2004.

On December 19, 2003, DELACO also entered into the Memorandum of Understanding with the PSC. We understand that DELACO intends to implement its contemplated settlement with the PSC through a liquidating Chapter 11 bankruptcy plan. If DELACO pursues the settlement through its bankruptcy plan, we expect that the administrative process for DELACO’s settlement will be similar to the process in our class action. We will be required to file a claim in DELACO’s bankruptcy case in order to preserve our claims for indemnification against DELACO. As part of this Chapter 11 plan, we expect that after resolution of creditors’ claims, DELACO will seek to liquidate and distribute all of its assets and will dissolve as a company.

Based upon the Memorandum of Understanding and the settlement matrix, Judge Rothstein has entered a stay of discovery in all federal court Dexatrim PPA cases to allow the PSC and us to negotiate a final settlement agreement and for us to then file our class action settlement. We will seek a similar stay in the state court cases. Approximately 70% of our cases are included in the MDL. We expect many of our cases pending in state courts will join in the settlement discussed above. Judge Rothstein ordered that the Dexatrim case scoring system and settlement matrix remain confidential until a final settlement agreement is entered.

Since the terms of the preliminary settlement in the PPA litigation are not final or binding, we cannot assure you that we will be able to reach a final settlement or that if a final settlement is reached, the terms will be approved by the court. If the settlement is approved, we believe that the settlement will include a substantial majority of the claims by users of Dexatrim products containing PPA, but that some claims may elect to “opt out” of any class settlement and will continue to pursue claims for damages against us in separate lawsuits. We cannot estimate at this time how many claims will opt out or whether such claims will result in significant additional liability for us. To the extent the number of opt outs are deemed excessive relative to the total number of claims, as determined by the final settlement agreement, we reserve the right to terminate the settlement.

Although we believe a liability existed as of November 30, 2003 related to our PPA litigation, since the terms of the settlement are preliminary, we are not able to reasonably estimate the amount of such liability at November 30, 2003 and have made no provision for this liability in our consolidated financial statements. However, if the settlement is approved based on the proposed terms and information currently known to us about the pending cases, we estimate that we will record, during fiscal 2004, a charge, net of insurance recovery, of approximately $20.0-25.0 million, or an after tax charge of $13.0-16.3 million (approximately $.65-.82 per share), for settlement costs, administrative expenses and costs of defense related to resolving the PPA litigation. In addition, we currently expect to use most of our product liability insurance coverage available for the PPA litigation and certain of our cash on hand to make the initial funding of the settlement trust. To the extent the amount in the settlement trust fund is ultimately insufficient to fully fund the settlement, we may be required to make additional contributions to the trust fund in the future. If we are required to fund significant other liabilities beyond the initial settlement amount, either pursuant to the terms of the settlement, as a result of litigation or otherwise, we will have significantly fewer sources of funds with which to satisfy such liabilities, and we may be unable to do so. Moreover, if the settlement is not approved, we may not have sufficient funds to satisfy all claims against us.

We have reached an agreement with Kemper to settle Kemper’s lawsuit that sought to rescind our policy for $50.0 million of excess coverage for product liability claims. After giving effect to the settlement with Kemper, we will have available for the claims against us related to the PPA litigation, through our first three layers of insurance coverage, subject to certain limitations, approximately $60.0 million of the $77.0 million of product liability coverage provided by these policies. The $60.0 million of available funds consists of $37.5 million of insurance under the Kemper policy and approximately $22.5 million under policies with two other insurance companies.

We continue to aggressively defend an action brought by Interstate to rescind its $25.0 million of excess coverage for product liability and pursue our available remedies at law against Interstate. The Interstate policy is in excess of the product liability insurance available from Kemper and the two other insurance companies referred to above. In the event the $60.0 million of insurance funds are exhausted under the PPA settlement or otherwise, coverage under the Interstate policy would not be available until we have paid the $17.0 million difference up to $77.0 million.

We have been named as a defendant in two lawsuits alleging that the plaintiffs were injured as a result of the ingestion of Dexatrim containing ephedrine. We have been named in an additional lawsuit alleging that the plaintiff was injured as a result of the ingestion of Dexatrim Natural, but the allegations do not indicate whether the Dextrim Natural contained ephedrine. We intend to vigorously defend all of these lawsuits.

We previously were named in a class action filed in the United States District Court for the Southern District of New York seeking certification of a class consisting of New York residents who have purchased Dexatrim Results or Dexatrim Natural since January 2000. The class action lawsuit sought compensatory and punitive damages arising out of allegedly false advertising in connection with the sale of Dexatrim Results and Dexatrim Natural products. None of the plaintiffs in this action alleged personal injury as a result of the ingestion of a Dexatrim product. On March 29, 2004, a stipulation was submitted to the court dismissing the case on jurisdictional grounds. Pursuant to the stipulation, the plaintiffs may re-file the class action in a New York state court.

On December 30, 2003, the FDA issued a consumer alert on the safety of dietary supplements containing ephedrine alkaloids and on February 6, 2004 published a final rule with respect to these products. The final rule prohibits the sale of dietary supplements containing ephedrine alkaloids because such supplements present an unreasonable risk of illness or injury. The final rule becomes effective on April 11, 2004. Although we discontinued the manufacturing and shipment of Dexatrim containing ephedrine in September 2002, the FDA’s final rule may result in additional lawsuits being filed against us alleging damages related to the use or purchase of Dexatrim containing ephedrine.

Effective on or about May 1, 2003, we and other retail and manufacturing defendants reached a settlement without admission of liability or violation of law in a lawsuit brought in the Superior Court of the State of California, County of San Francisco, by Citizens for Responsible Business, Inc. alleging our failure to comply with newly-added provisions of the FDC Act with respect to the labeling of products purporting to contain “ginseng” in violation of the California Business and Professional Code. The settlement amount was not material to our financial position, results of operations or cash flows. Under the terms of the settlement, the plaintiffs provided a general release to us and all of our suppliers, distributors and retailers with respect to all of our products, while we are prohibited from shipping after July 1, 2003 products containing “Siberian Ginseng” that do not comply with the new labeling requirements

We have been named as a defendant in a putative class action suit filed in the Superior Court of the State of California for the County of Los Angeles. The lawsuit seeks certification of classes consisting of residents of the United States, or residents of the State of California, who have purchased our Bullfrog suncare products during the past four years. The lawsuit seeks injunctive relief and compensatory damages under the California Business and Professions Code against us arising out of alleged deceptive, untrue or misleading advertising, and breach of warranty, in connection with the manufacturing, labeling, advertising, promotion and sale of Bullfrog products. The plaintiff has stipulated that the amount in controversy with respect to plaintiff’s individual claim and each member of the proposed class does not exceed $74,999. We are investigating this matter and intend to vigorously defend the lawsuit.

Other claims, suits and complaints arise in the ordinary course of our business involving such matters as patents and trademarks, product liability, environmental matters and other alleged injuries or damage. The outcome of such litigation cannot be predicted, but, in the opinion of management, based in part upon the opinion of counsel, all such other pending matters are without merit or are of such kind or involve such other amounts as would not have a material adverse effect on our consolidated operating results or financial position if disposed of unfavorably.

Product Liability and Insurance

We currently maintain product liability insurance, principally through third party insurers, that provides coverage for product liability claims including those asserted in the lawsuits currently pending and anticipated to be filed against us relating to the existence of PPA in Dexatrim. After giving effect to the settlement with Kemper, we will have available for the claims against us related to the PPA litigation, through our first three layers of insurance coverage, approximately $60.0 million of the $77.0 million of product liability coverage provided by these policies. These $60.0 million of available funds consist of $37.5 million of insurance under the Kemper policy and approximately $22.5 million under policies with two other insurance companies. Coverage under these policies is available to us for injuries related to Dexatrim containing PPA occurring after our acquisition of Dexatrim in December 1998 and prior to May 31, 2001, if the claims are made before May 31, 2004. Injuries occurring before December 1998 or after May 31, 2001, or claims made after May 31, 2004 would not be covered by these insurance policies. We currently have a number of claims relating to injuries occurring prior to December 1998 (for which we will seek indemnification from DELACO) and one claim in which there are multiple PPA manufacturers as defendants that relate to injuries occurring after May 31, 2001. We believe we have meritorious defenses to these claims and are aggressively defending them.

We continue to aggressively defend an action brought by Interstate to rescind its $25.0 million of excess coverage for product liability and pursue our available remedies at law against Interstate. We cannot assure you that we will be successful in retaining such excess coverage. The Interstate policy is in excess of the product liability insurance described above. In the event the $60.0 million of insurance funds are exhausted under the PPA litigation settlement or otherwise, coverage under the Interstate policy would not be available until we have paid the $17.0 million difference up to $77.0 million. We currently expect to use most of our product liability insurance coverage available for the PPA litigation to make the initial funding of the proposed PPA settlement trust.

We maintain a significantly lower level of insurance coverage for all other potential claims relating to our products including Dexatrim products containing ephedrine. Our existing product liability insurance coverage for all of our other products, including Dexatrim products containing ephedrine, consists of $10.0 million of self-insured coverage through our captive insurance subsidiary, of which approximately $3.6 million is currently funded, and a total of $30.0 million of excess coverage through third party insurers.

All of our insurance policies are subject to certain limitations that are generally customary for policies of this type, such as deductibles and exclusions for exemplary and punitive damages. Since plaintiffs in product liability claims may seek exemplary and punitive damages, if these damages were awarded, some of our insurance coverage would not cover these amounts, and we may not have sufficient resources to pay these damages.

The existence of PPA lawsuits and potential concerns relating to ephedrine in Dexatrim Natural and Dexatrim Results have decreased the availability, limited the available coverage and increased the cost of product liability insurance to us. Any amounts paid by our insurance to satisfy product liabilities would decrease product liability insurance coverage available for any other claims. If our liability for product liability claims is significant, our existing insurance is likely to be insufficient to cover these claims, and we may not have sufficient resources to pay the liabilities in excess of our insurance coverage. Furthermore, our product liability insurance provided by third parties will expire at the end of each annual policy period, currently in May of each year. We may incur significant additional costs to obtain insurance coverage upon the expiration of our current policies and may not be able to obtain coverage in the future in amount equal to that which we currently have or in amounts sufficient to satisfy future claims.

Employees

We employ approximately 404 persons on a full-time basis and 11 persons on a part-time basis in the United States. In addition, we employ approximately 33 persons at our foreign subsidiaries’ offices. Our employees are not represented by any organized labor union, and we consider our labor relations to be good.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of shares of our common stock as of April 1, 2004 by:

•	each person or entity we know to own beneficially more than 5% or our common stock;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power, or shares such power with his or her spouse, with respect to all shares of capital stock listed as owned by such person or entity. The address of Peter R. Kellogg is 120 Broadway, New York, New York 10274, the address of EARNEST Partners, LLC is 75 Fourteenth Street, Suite 2300 Atlanta, Georgia 30309, the address of Zan Guerry is 1715 West 38th Street, Chattanooga, Tennessee 37409, the address of Barclay’s Global Investors, N.A. is 45 Fremont Street, San Francisco, California 94150, the address of Robert E. Bosworth is One Union Square, Suite 300, Chattanooga, Tennessee 37402.

As of April 1, 2004, there were 19,522,598 shares of common stock outstanding. The number of shares beneficially owned by each shareholder is determined under rules promulgated by the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the shareholder has sole or shared voting power or investment power and any shares as to which the shareholder has the right to acquire beneficial ownership within 60 days after April 1, 2004 through the exercise of any stock option, warrant or other right.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
5% Shareholders
Peter R. Kellogg	2,774,000	(1)	14.2
EARNEST Partners, LLC	1,779,945	(2)	9.1
Zan Guerry	1,446,414	(3)(4)	7.4
Barclays Global Investors, N.A.	1,272,653	(5)	6.5
Robert E. Bosworth	979,141	(4)(6)	5.0

Other Directors and Executive Officers
A. Alexander Taylor	349,410	(7)	1.8
Richard D. Moss	12,500		*
B. Derrill Pitts	43,000		*
Charles M. Stafford	37,250		*
Andrea M. Crouch	87,000		*
Richard W. Kornhauser	36,298	(8)	*
Luke J. Lenahan	2,500		*
Donald K. Riker	18,850	(9)	*
Ron Galante	24,200		*
Scott J. Sloat	5,000		*
Samuel E. Allen	47,100		*
Richard E. Cheney	34,520		*
Philip H. Sanford	43,912		*
Bill W. Stacy	16,148		*
All directors and executive officers as a group (16 persons)	2,245,015		11.2

(1)	This information is based solely upon a Schedule 13G filed by Mr. Kellogg on February 9, 2001.

(2)	This information is based solely upon a Schedule 13G filed by EARNEST Partners, LLC on February 17, 2004.

(3)	Includes 12,000 shares held in trust for Mr. Guerry pursuant to the terms of the Company’s Savings and Investment Plan and 120 shares which Mr. Guerry holds as custodian for his children. Mr. Guerry disclaims beneficial ownership of the custodial shares.

(4)	Includes 938,228 shares owned by Hamico, Inc., a charitable foundation for which Messrs. Guerry and Bosworth serve as directors and executive officers. Messrs. Guerry and Bosworth disclaim beneficial ownership of all such shares.

(5)	Includes 129,787 shares held by Barclays Global Fund Advisors and 18,800 shares held by Barclays Bank PLC. This information is based solely upon a Schedule 13G filed by Barclays Global Investors, N.A. on February 17, 2004.

(6)	Includes 1,200 shares held in trust for the benefit of one of Mr. Bosworth’s children. Mr. Bosworth disclaims beneficial ownership of these shares.

(7)	Includes 2,608 shares held in trust for Mr. Taylor pursuant to the terms of the Company’s Savings and Investment Plan, 3,000 shares held by Mr. Taylor’s spouse and 2,250 shares which Mr. Taylor holds as custodian for his children. Mr. Taylor disclaims beneficial ownership of the shares held by his spouse and the custodial shares.

(8)	Includes 698 shares held in trust for Mr. Kornhauser pursuant to the terms of the Company’s Savings and Investment Plan.

(9)	Includes 100 shares held in trust for Dr. Riker pursuant to the terms of the Company’s Savings and Investment Plan.

DESCRIPTION OF CERTAIN INDEBTEDNESS

On February 26, 2004, we entered into a five year, $50.0 million senior secured revolving credit facility. We have borrowed $25.0 million under the new credit facility and have $25.0 million available for additional borrowing. Interest on the loans is payable to the bank at LIBOR plus applicable percentages of 1.75% to 2.50% or a base rate (the higher of the federal funds rate plus 0.5% or the prime rate) plus applicable percentages of 0.375% to 0.5%. The aforementioned applicable percentages are calculated based on our leverage ratio. The new credit facility is secured by the stock of our domestic subsidiaries and all of our present and future assets excluding real property. The new credit facility contains covenants, representations, warranties and other agreements by us that are customary in credit agreements and security instruments relating to financings of this type. The significant covenants include fixed charge coverage ratio, leverage ratio, senior secured leverage ratio and net worth calculations.

THE EXCHANGE OFFER

General

We are offering to exchange up to $75,000,000 in aggregate principal amount of Exchange Floating Rate Notes due 2010 and up to $125,000,000 in aggregate principal amount of Exchange Fixed Rate Notes due 2014 for the same aggregate principal amount of the corresponding series of Original Notes, properly tendered and not validly withdrawn before the expiration date. Unlike the Original Notes, the Exchange Notes will be registered under the Securities Act. We are making the exchange offer for all of the Original Notes. Your participation in the exchange offer is voluntary, and you should carefully consider whether to accept this offer.

On the date of this prospectus, $75,000,000 in aggregate principal amount of Original Floating Rate Notes due 2010 and $125,000,000 in aggregate principal amount of Original Fixed Rate Notes due 2014 are outstanding. Our obligations to accept Original Notes for Exchange Notes pursuant to the exchange offer are limited by the conditions listed below under “The Exchange Offer-Conditions to the Exchange Offer.” We currently expect that each of the conditions will be satisfied and that no waivers will be necessary.

Purpose of the Exchange Offer

On February 26, 2004, we issued and sold $75,000,000 in aggregate principal amount of Original Floating Rate Notes due 2010 and $125,000,000 in aggregate principal amount of 7% Original Fixed Rate Notes due 2014, in each case in transactions exempt from the registration requirements of the Securities Act. The initial purchasers of the Original Notes subsequently resold the Original Notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act and under Regulation S under the Securities Act.

Because the transactions were exempt from registration under the Securities Act, a holder may reoffer, resell or otherwise transfer Original Notes only if the Original Notes are registered under the Securities Act or if an applicable exemption from the registration and prospectus delivery requirements of the Securities Act is available.

In connection with the issuance and sale of the Original Notes, we entered into a registration rights agreement with the initial purchasers of the Original Notes, which requires us to (i) prepare and, as soon as practicable following the date of original issuance of the Original Notes (February 26, 2004), but in no event later than 60 days thereafter, file with the SEC a registration statement with respect to the exchange offer, (ii) use our best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act at the earliest possible time, but in no event later than 150 days after the date of original issuance of the Original Notes, (iii) cause the exchange offer registration statement to be effective continuously and keep the exchange offer open for a period of not less than the minimum period required under applicable federal and state securities laws, and in no event less than 30 days after the date notice of the exchange offer is mailed to holders and (iv) use our best efforts to cause the exchange offer to be consummated on the earliest practicable date after the exchange offer registration statement has become effective, but in no event later than 30 days after the exchange offer registration statement has become effective. We have filed a copy of the registration rights agreement as an exhibit to the registration statement on Form S-4 with respect to the Exchange Notes offered by this prospectus.

We are making the exchange offer to satisfy our obligations under the registration rights agreement. Holders of Original Notes who do not tender their Original Notes or whose Original Notes are tendered but not accepted will have to rely on an applicable exemption from registration requirements under the Securities Act and applicable state securities laws in order to sell their Original Notes.

The Exchange Notes of each series will be issued in a like principal amount and identical in all material respects to the respective series of Original Notes, except that the Exchange Notes will be registered under the Securities Act, will be issued without a restrictive legend, will bear different CUSIP numbers and will not be entitled to the rights of holders of Original Notes under the registration rights agreement, including additional interest. Consequently, the Exchange Notes, unlike the Original Notes, may be resold by a holder without any restrictions on their transfer under the Securities Act. Also, the registration rights and related additional interest provisions applicable to the Original Notes do not apply to the Exchange Notes.

Resale of Exchange Notes

We have not requested, and do not intend to request, an interpretation by the staff of the SEC as to whether the Exchange Notes issued pursuant to the exchange offer in exchange for the Original Notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Instead, based on existing interpretations of the Securities Act by the staff of the SEC set forth in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the Exchange Notes to be issued pursuant to this exchange offer in exchange for Original Notes may be offered for resale, resold and otherwise transferred by any holder of Exchange Notes (other than holders who are broker-dealers) without further compliance with the registration and prospectus delivery requirements of the Securities Act. However, any purchaser of the Original Notes who is an affiliate of ours or who intends to participate in this exchange offer for the purpose of distributing the Exchange Notes, or any broker-dealer who purchased the Original Notes from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act, (i) will not be able to rely on the interpretations of the staff of the SEC set forth in the above-mentioned no-action letters, (ii) will not be entitled to tender its Original Notes in this exchange offer and (ill) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Original Notes unless such sale or transfer is made pursuant to an exemption from such requirements. Because the SEC has not considered our exchange offer in the context of a no-action letter, we cannot assure you that the staff would make a similar determination with respect to this exchange offer.

If you participate in the exchange offer, you must represent to us, among other things, that:

(i)	any Exchange Notes you receive will be acquired in the ordinary course of business;

(ii)	you have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the Exchange Notes;

(iii)	you are not an “affiliate” (as defined in Rule 405 of the Securities Act) of ours;

(iv)	if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, the distribution (within the meaning of the Securities Act) of the Exchange Notes; and

(v)	if you are a participating broker-dealer that will receive Exchange Notes for your own account in exchange for Original Notes that were acquired as a result of market-making activities or other trading activities, you acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

Any holder that is not able to make these representations or certain similar representations will not be entitled to participate in the exchange offer and, therefore, will not be permitted to exchange its Original Notes for Exchange Notes.

This exchange offer is not being made to, nor will we accept tenders for exchange from, holders of Original Notes in any jurisdiction in which this exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any Original Notes validly tendered and not withdrawn before expiration of the exchange offer. The date of acceptance for exchange of the Original Notes and completion of the exchange offer is the exchange date, which will be the first business day following the expiration date unless we extend the date as described in this prospectus. The Original Notes may be tendered only in integral multiples of $1,000. We will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of Original Notes surrendered under the exchange offer. The Exchange Notes will be delivered on the earliest practicable date following the exchange date.

The form and terms of the Exchange Notes will be substantially identical to the form and terms of the Original Notes, except the Exchange Notes:

(i)	will be registered under the Securities Act;

(ii)	will not bear legends restricting their transfer;

(iii)	will bear different CUSIP numbers; and

(iv)	will not be entitled to the rights of holders of Original Notes under the registration rights agreement, including additional interest.

The Exchange Notes will evidence the same debt as the Original Notes. The Exchange Notes will be issued under and entitled to the benefits of the indentures, as described below, under which the Original Notes were issued.

The exchange offer is not conditioned upon any minimum aggregate principal amount of Original Notes being tendered for exchange. This prospectus and the letter of transmittal are being sent to all registered holders of outstanding Original Notes. There will be no fixed record date for determining registered holders of Original Notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act, Exchange Act and rules and regulations of the SEC. Original Notes that are not exchanged in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the respective indentures relating to the Original Notes and Exchange Notes. Holders of Original Notes do not have any appraisal or dissenters rights under the indentures in connection with the exchange offer.

We will be deemed to have accepted for exchange validly tendered Original Notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the holders of Original Notes who surrender them in the exchange offer for the purposes of receiving Exchange Notes from us and delivering Exchange Notes to their holders. The exchange agent will make the exchange as promptly as practicable on or after the date of acceptance for exchange of Original Notes. We expressly reserve the right to amend or terminate the exchange offer and not to accept for exchange any Original Notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under “The Exchange Offer-Conditions to the Exchange Offer.”

Holders who tender Original Notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Original Notes. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer. It is important that you read “The Exchange Offer-Solicitation of Tenders; Fees and

Expenses” and “The Exchange Offer—Transfer Taxes” below for more details regarding fees and expenses incurred in the exchange offer.

Any Original Notes not tendered for exchange will be entitled to the benefits of the indenture under which they were issued. If any tendered Original Notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events, such Original Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the expiration date.

Expiration Date; Extension; Termination; Amendment

The exchange offer will expire at 5:00 p.m., New York City time, on May 10, 2004, unless we have extended the period of time that the exchange offer is open. The expiration date will be at least 20 business days after the date we mail notice of the exchange offer to the Depositary.

We reserve the right to extend the period of time that the exchange offer is open, and delay acceptance for exchange of any Original Notes, by giving oral or written notice to the exchange agent and by timely public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During any extension, all Original Notes previously tendered will remain subject to the exchange offer unless validly withdrawn.

We also reserve the right, in our sole discretion, to:

(i)	end or amend the exchange offer and not to accept for exchange any Original Notes not previously accepted for exchange upon the occurrence of any of the events specified below under “The Exchange Offer-Conditions to the Exchange Offer” that have not been waived by us; and

(ii)	amend the terms of the exchange offer in any manner.

If any termination or amendment occurs, we will notify the exchange agent and will either issue a press release or give oral or written notice to holders of Original Notes as promptly as practicable.

Exchange Notes will only be issued after the exchange agent timely receives (1) a properly completed and duly executed letter of transmittal (or facsimile thereof or an agent’s message (as hereinafter defined) in lieu thereof) and (2) all other required documents. However, we reserve the absolute right to waive any defects or irregularities in the tender or conditions of this exchange offer.

Original Notes that are not accepted for exchange, and those Original Notes submitted for a greater principal amount than the tendering holder desires to exchange, will be returned, without expense, to the tendering holder thereof as promptly as practicable after the expiration date.

Procedures For Tendering Original Notes

Valid Tender

Except as set forth below, in order for Original Notes to be validly tendered pursuant to the exchange offer, either (i) (a) a properly completed and duly executed letter of transmittal (or facsimile thereof) or an electronic message agreeing to be bound by the letter of transmittal properly transmitted through DTC’s Automated Tender Offer Program (“ATOP”) for a book-entry transfer, with any required signature guarantees and any other required documents, must be received by the exchange agent at the address or the facsimile number set forth under “The Exchange Offer-Exchange Agent” on or prior to the expiration date and (b) tendered Original Notes must be received by the exchange agent, or such Original Notes must be tendered pursuant to the procedures for book-entry transfer set forth below and a book-entry confirmation must be received by the exchange agent, in each case on or prior to the expiration date, or (ii) the guaranteed delivery procedures set forth below must be complied with. To receive confirmation of valid tender of Original Notes, a holder should contact the exchange agent at the telephone number listed under “The Exchange Offer-Exchange Agent.”

If less than all of the Original Notes are tendered, a tendering holder should fill in the amount of Original Notes being tendered in the appropriate box on the letter of transmittal. The entire amount of Original Notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

If any letter of transmittal, endorsement, note power, power of attorney or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing. Unless waived by us, evidence satisfactory to us of such person’s authority to so act also must be submitted.

Any beneficial owner of Original Notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee is urged to contact such entity promptly if such beneficial holder wishes to participate in the exchange offer.

The method of delivering Original Notes, the letter of transmittal and all other required documents is at the option and sole risk of the tendering holder. Delivery will be deemed made only when actually received by the exchange agent. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery and proper insurance should be obtained. No Original Note, letter of transmittal or other required document should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect these transactions for them.

Book-Entry Transfer

The exchange agent has established an account with respect to the Original Notes at DTC for purposes of the exchange offer. The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may utilize DTC’s ATOP procedures to tender Original Notes. Any participant in DTC may make book-entry delivery of Original Notes by causing DTC to transfer the Original Notes into the exchange agent’s account in accordance with DTC’s ATOP procedures for transfer.

However, the exchange for the Original Notes so tendered will be made only after a book-entry confirmation of such book-entry transfer of Original Notes into the exchange agent’s account and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term “agent’s message” means a message, transmitted by DTC and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a participant tendering Original Notes that are the subject of the book entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce that agreement against the participant. Delivery of documents to DTC does not constitute delivery to the exchange agent.

Signature Guarantees

Certificates for Original Notes need not be endorsed and signature guarantees on a letter of transmittal or a notice of withdrawal, as the case may be, are unnecessary unless (i) a certificate for Original Notes is registered in a name other than that of the person surrendering the certificate or (ii) a registered holder completes the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” in the letter of transmittal. In the case of (i) or (ii) above, such certificates for Original Notes must be duly endorsed or accompanied by a properly executed note power, with the endorsement or signature on the note power and on the letter of transmittal or the notice of withdrawal, as the case may be, guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Securities Exchange Act of 1934 as an “eligible guarantor institution,” including (as such terms are defined therein) (i) a bank, (ii) a broker, dealer, municipal securities broker or dealer or government securities broker or dealer, (iii) a credit union, (iv) a national securities exchange, registered securities association or clearing agency or (v) a savings association that is a participant in a Securities Transfer Association (each an “Eligible Institution”), unless an Original Note is surrendered for the account of an Eligible Institution. See Instruction 2 to the letter of transmittal.

Guaranteed Delivery

If a holder desires to tender Original Notes pursuant to the exchange offer and the certificates for such Original Notes are not immediately available or time will not permit all required documents to reach the exchange agent before the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis, such Original Notes may nevertheless be tendered, provided that all of the following guaranteed delivery procedures are complied with:

(i)	such tenders are made by or through an Eligible Institution;

(ii)	prior to the expiration date, the exchange agent receives from the Eligible Institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form accompanying the letter of transmittal, or an electronic message through ATOP with respect to guaranteed delivery for book-entry transfers, setting forth the name and address of the holder of Original Notes and the amount of Original Notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange, Inc. trading days after the date of execution of the notice of guaranteed delivery, or transmission of such electronic message through ATOP for book entry transfers, the certificates for all physically tendered Original Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the Eligible Institution with the exchange agent that

•	sets forth the name and address of the holder of Original Notes and the amount of Original Notes tendered,

•	states that the tender is being made thereby and

•	guarantees that within three New York Stock Exchange, Inc. trading days after the date of execution of the notice of guaranteed delivery, or transmission of such electronic message through ATOP for book-entry transfers, the certificates for all physically tendered Original Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the Eligible Institution with the exchange agent; and

(iii)	the certificates (or book-entry confirmation) representing all tendered Original Notes, in proper form for transfer, together with a properly completed and duly executed letter of transmittal with any required signature guarantees (or a facsimile thereof), or a properly transmitted electronic message through ATOP in the case of book entry transfers, and any other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange, Inc. trading days after the date of execution of the notice of guaranteed delivery or transmission of such electronic message through ATOP with respect to guaranteed delivery for book-entry transfers.

Determination of Validity

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered Original Notes. Our determination will be final and binding. We reserve the absolute right to reject any Original Notes not properly tendered or any Original Notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Original Notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

Unless waived, any defects or irregularities in connection with tenders of Original Notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of Original Notes, neither we, the exchange agent nor any other person will incur any liability for failure to give notification. Tenders of Original Notes will not be deemed made until those defects or irregularities have been cured or waived. Any Original Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer.

Withdrawal Rights

You may withdraw your tender of Original Notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, the exchange agent must receive a computer generated notice of withdrawal, transmitted by DTC on behalf of the holder in accordance with the standard operating procedure of DTC or a written notice of withdrawal, sent by facsimile transmission, receipt confirmed by telephone, or letter, before the expiration date.

Any notice of withdrawal must:

(i)	specify the name of the person that tendered the Original Notes to be withdrawn;

(ii)	identify the Original Notes to be withdrawn, including the certificate number or numbers and principal amount of such Original Notes;

(iii)	include a statement that the holder is withdrawing its election to have the Original Notes exchanged;

(iv)	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the Original Notes were tendered or as otherwise described above, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee under the senior note indenture register the transfer of the Original Notes into the name of the person withdrawing the tender; and

(v)	specify the name in which any of the Original Notes are to be registered, if different from that of the person that tendered the Original Notes.

The exchange agent will return the properly withdrawn Original Notes promptly following receipt of a notice of withdrawal. If Original Notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Original Notes or otherwise comply with DTC’s procedures.

Any Original Notes withdrawn will not have been validly tendered for exchange for purposes of the exchange offer. Any Original Notes that have been tendered for exchange but which are not exchanged for any reason will be returned to the holder without cost to the holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. In the case of Original Notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to its book-entry transfer procedures, the Original Notes will be credited to an account with DTC specified by the holder, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Original Notes may be retendered by following one of the procedures described under “The Exchange Offer-Procedures for Tendering Original Notes” above at any time on or before the expiration date.

Acceptance of Original Notes for Exchange; Delivery of Exchange Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the exchange date, all Original Notes validly tendered and will issue the Exchange Notes promptly after the acceptance. Please refer to the section in this prospectus entitled “The Exchange Offer—Conditions to the Exchange Offer” below. For purposes of the exchange offer, we will be deemed to have accepted validly tendered Original Notes for exchange when we give notice of acceptance to the exchange agent.

For each Original Note accepted for exchange, the holder of the Original Note will receive an Exchange Note having a principal amount at maturity equal to that of the surrendered Original Note.

In all cases, delivery of Exchange Notes in exchange for Original Notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

(i)	Original Notes or a book-entry confirmation of a book-entry transfer of Original Notes into the exchange agent’s account at DTC;

(ii)	a properly completed and duly executed letter of transmittal or an electronic message agreeing to be bound by the letter of transmittal properly transmitted through ATOP with any required signature guarantees; and

(iii)	any other documents required by the letter of transmittal.

Accordingly, the delivery of Exchange Notes might not be made to all tendering holders at the same time and will depend upon when Original Notes, book-entry confirmations with respect to Original Notes and other required documents are received by the exchange agent.

Conditions to the Exchange Offer

We are required to accept for exchange, and to issue Exchange Notes in exchange for, any Original Notes duly tendered and not validly withdrawn pursuant to this exchange offer and in accordance with the terms of this prospectus and the accompanying letter of transmittal.

We will not be required to accept for exchange, or to issue Exchange Notes in exchange for, any Original Notes, if:

(i)	the exchange offer, or the making of any exchange by a holder, would violate applicable law or any applicable interpretation of the staff of the SEC;

(ii)	the Original Notes are not tendered in accordance with the terms of this exchange offer;

(iii)	each holder of Original Notes exchanged in this exchange offer has not represented that all Exchange Notes to be received by it shall be acquired in the ordinary course of its business, that is not an affiliate of ours and that at the time of the consummation of the exchange offer it shall have no arrangement or understanding with any person to participate in any distribution (within the meaning of the Securities Act) of the Exchange Notes and shall not have made such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to render the use of the registration statement of which this prospectus is a part available; or

(iv)	any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

In addition, we will not be obligated to accept for exchange the Original Notes of any holder who has not made to us the representations described under “The Exchange Offer-Resale of Exchange Notes” and “Plan of Distribution”.

In addition, we will not accept for exchange any Original Notes tendered, and no Exchange Notes will be issued in exchange for those Original Notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indentures under the Trust Indenture Act of 1939. In any of those events we are required to use reasonable efforts to obtain the withdrawal of any stop order at the earliest possible time.

Exchange Agent

We have appointed SouthTrust Bank as the exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal, requests for the notice of guaranteed delivery with respect to the exchange of the Original Notes, as well as all executed letters of transmittal, to the exchange agent at the address listed below:

By Hand or Overnight Delivery or by Registered or Certified Mail:	By Facsimile Transmission:	To Confirm by Telephone or for Information:

SouthTrust Bank 110 Office Park Drive Second Floor Birmingham, Alabama 35223 Attention: Corporate Trust Services	(Eligible Institutions Only) (205) 254-4180	(205) 254-5105

Delivery to an address other than as listed above, or transmissions of instructions to a facsimile number other than as listed above, will not constitute a valid delivery.

SouthTrust Bank is the trustee under the indentures governing the Original Notes and Exchange Notes.

Solicitation of Tenders; Fees and Expenses

We will pay the expenses of soliciting tenders. The principal solicitation is being made by mail; however, additional solicitation may be made by telecopier, telephone or in person by officers and employees of ours and of our affiliates.

We have not retained any dealer-manager in connection with this exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of this exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with this exchange offer.

We will pay the estimated cash expenses to be incurred in connection with the exchange offer, including the following:

(i)	fees and expenses of the exchange agent and trustee;

(ii)	SEC registration fees;

(iii)	accounting and legal fees, including fees of one counsel for the holders of the Original Notes; and

(iv)	printing and mailing expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of Original Notes under this exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

(i)	certificates representing Original Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of Original Notes tendered;

(ii)	Exchange Notes are to be delivered to, or issued in the name of, any person other than the registered holder of the Original Notes;

(iii)	tendered Original Notes are registered in the name of any person other than the person signing the letter of transmittal; or

(iv)	a transfer tax is imposed for any reason other than the exchange of Original Notes under the exchange offer.

If satisfactory evidence of payment of such transfer taxes is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed to the tendering holder.

Accounting Treatment

We will record the Exchange Notes at the same carrying value as the Original Notes for which they are exchanged, which is the aggregate principal amount of the tendered Original Notes as reflected in our accounting records on the date the exchange offer is completed. Accordingly, we will not recognize any gain or loss for accounting purposes upon the exchange of Exchange Notes for Original Notes. We will amortize the expenses incurred in connection with the issuance of the Exchange Notes over the respective terms of the Exchange Notes.

Consequences of Failure to Exchange

If you do not exchange your Original Notes for Exchange Notes pursuant to the exchange offer, you will continue to be subject to the restrictions on transfer of the Original Notes as described in the legend on the Original Notes. In general, the Original Notes may be offered or sold only if registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Your participation in the exchange offer is voluntary, and you should carefully consider whether to participate. We urge you to consult your financial and tax advisors in making a decision whether or not to tender your Original Notes. Please refer to the section in this prospectus entitled “Certain United States Federal Income Tax Considerations.”

As a result of the making of, and upon acceptance for exchange of all validly tendered Original Notes pursuant to the terms of, this exchange offer, we will have fulfilled a covenant contained in the registration rights agreement. If you do not tender your Original Notes in the exchange offer, you will be entitled to all of the rights and limitations applicable to the Original Notes under the indentures, except for any rights under the registration rights agreement that by their terms end or cease to have further effectiveness as a result of the making of this exchange offer, including the right to require us to register your Original Notes or pay additional interest. To the extent that Original Notes are tendered and accepted in the exchange offer, the trading market for untendered, or tendered but unaccepted, Original Notes could be adversely affected. Please refer to the section in this prospectus entitled “Risk Factors-If you do not properly tender your Original Notes for Exchange Notes, you will continue to hold unregistered notes which are subject to transfer restrictions.”

We may in the future seek to acquire untendered Original Notes in open market or privately negotiated transactions through subsequent exchange offers or otherwise. However, we have no present plans to acquire any Original Notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered Original Notes.

Holders of Original Notes of each series and of Exchange Notes of the corresponding series that remain outstanding after consummation of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage thereof have taken certain actions or exercised certain rights under the indentures.

DESCRIPTION OF THE EXCHANGE NOTES

General

The form and terms of each series of Exchange Notes are identical in all material respects to the form and terms of the corresponding series of Original Notes except that the Exchange Notes (i) will be registered under the Securities Act, (ii) will not be subject to the restrictions on transfer applicable to the Original Notes, (iii) will bear different CUSIP numbers and (iv) will not be entitled to the rights of holders of Original Notes under the registration rights agreement, including additional interest.

The Exchange Floating Rate Notes will be issued pursuant to an Indenture (the “Floating Rate Note Indenture”) dated as of February 26, 2004 among the Company, Signal Investment & Management Co., SunDex, LLC and Chattem (Canada) Holdings, Inc. as guarantors (the “Initial Guarantors”) and SouthTrust Bank, as trustee (in such capacity, the “Floating Rate Note Trustee”). The Exchange Fixed Rate Notes will be issued pursuant to an Indenture (the “Fixed Rate Note Indenture;” and, together with the Floating Rate Note Indenture, the “Indentures”) dated the Issue Date among the Company, the Initial Guarantors, as guarantors, and SouthTrust Bank, as trustee (in such capacity, the “Fixed Rate Note Trustee;” and, together with the Floating Rate Note Trustee, the “Trustees”). Any references herein to a “Trustee” means the Floating Rate Note Trustee or the Fixed Rate Note Trustee, as the context may require. References herein to the Exchange Notes include the Exchange Fixed Rate Notes and/or the Exchange Floating Rate Notes. The terms of the Exchange Notes will include those stated in the respective Indenture and those made part of the respective Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). References herein to the Notes include the Original Notes and the Exchange Notes. References herein to the Floating Rate Notes include the Original Floating Rate Notes and the Exchange Floating Rate Notes. Reference herein to the Fixed Rate Notes include the Original Fixed Rate Notes and the Exchange Fixed Rate Notes.

We will issue Exchange Floating Rate Notes with a maximum aggregate principal amount of $75.0 million in this offering. The Floating Rate Note Indenture provides for additional issuances of Floating Rate Notes, which we refer to as additional Floating Rate Notes. Any additional Floating Rate Notes will be part of the same issue as the Exchange Floating Rate Notes and will vote on all matters with the Exchange Floating Rate Notes. For purposes of this “Description of the Exchange Notes,” references to the Exchange Floating Rate Notes do not include any additional Floating Rate Notes subsequently issued under the Floating Rate Note Indenture. We will issue Exchange Fixed Rate Notes with a maximum aggregate principal amount of $125.0 million in this offering. The Fixed Rate Note Indenture also provides for additional issuances of Fixed Rate Notes, which we refer to as additional Fixed Rate Notes. Any additional Fixed Rate Notes will be part of the same issue as the Exchange Fixed Rate Notes and will vote on all matters with the Exchange Fixed Rate Notes. For purposes of this “Description of the Exchange Notes,” references herein to the Exchange Fixed Rate Notes do not include any additional Fixed Rate Notes subsequently issued under the Fixed Rate Note Indenture. References herein to additional Notes include the additional Floating Rate Notes and/or the additional Floating Rate Notes. Additional Notes can only be issued in compliance with the covenant described below under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.”

The following summary of the material provisions of the Indentures and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Indentures and the Registration Rights Agreement, as applicable, including the definitions therein of certain terms used below. A copy of each Indenture is available as set forth below under “Where You Can Find More Information and Incorporation by Reference.” The definitions of certain terms used in the following summary are set forth below under “—Certain Definitions.” For purposes of this summary, the term “Company” refers only to Chattem, Inc. and not to any of its Subsidiaries.

Principal, Maturity and Interest

The Company will issue $200.0 million aggregate principal amount of Exchange Notes in this offering ($125.0 million of which will be 7% Exchange Senior Subordinated Notes due 2014 and $75.0 million of which will be Exchange Floating Rate Senior Notes due 2010). Additional Exchange Notes can only be issued in compliance with the covenant described below under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.”

The Exchange Notes will be issued in denominations of $1,000 and integral multiples thereof.

Exchange Fixed Rate Notes.    The Exchange Fixed Rate Notes will mature on March 1, 2014. Interest on the Exchange Fixed Rate Notes will accrue at the rate of 7% per annum and will be payable semi-annually in arrears on March 1 and September 1, commencing on September 1, 2004. The Company will make each interest payment to the holders of record of the Exchange Fixed Rate Notes on the immediately preceding February 15 and August 15. Interest on the Exchange Fixed Rate Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Issue Date and will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Exchange Floating Rate Notes.    The Exchange Floating Rate Notes will mature on March 1, 2010. The Exchange Floating Rate Notes will bear interest at a rate per annum, reset quarterly, equal to LIBOR plus 3.00%, as determined by the calculation agent (the “Calculation Agent”), which shall initially be the Exchange Floating Rate Note Trustee. Interest on the Exchange Floating Rate Notes will be payable quarterly in arrears on March 1, June 1, September 1 and December 1, commencing on June 1, 2004. The Company will make each interest payment to the holders of record of the Exchange Floating Rate Notes on the immediately preceding February 15, May 15, August 15 and November 15. Interest on the Exchange Floating Rate Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date.

“Determination Date,” with respect to an Interest Period, will be the second London Banking Day preceding the first day of such Interest Period.

“Interest Period” means the period commencing on and including an interest payment date and ending on and including the day immediately preceding the next succeeding interest payment date, with the exception that the first Interest Period shall commence on and include the Issue Date and end on and include May 31, 2004.

“LIBOR,” with respect to an Interest Period, will be the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three-month period beginning on the second London Banking Day after the Determination Date that appears on Telerate Page 3750 as of 11:00 a.m., London time, on the Determination Date. If Telerate Page 3750 does not include such a rate or is unavailable on a Determination Date, the Calculation Agent will request the principal London office of each of four major banks in the London interbank market, as selected by the Calculation Agent, to provide such bank’s offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, on such Determination Date, to prime banks in the London interbank market for deposits in a Representative Amount in U.S. dollars for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two such offered quotations are so provided, the rate for the Interest Period will be arithmetic mean of such quotations. If fewer than two such quotations are so provided, the Calculation Agent will request each of three major banks in New York City, as selected by the Calculation Agent, to provide such bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on such Determination Date, for loans in a Representative Amount in U.S. dollars to leading European banks for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two such rates are so provided, the rate for the Interest Period will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then the rate for the Interest Period will be the rate in effect with respect to the immediately preceding Interest Period.

“London Banking Day” is any day on which dealings in U.S. dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

“Representative Amount” means a principal amount of not less than $1,000,000 for a single transaction in the relevant market at the relevant time.

“Telerate Page 3750” means the display designated as “Page 3750” on the Moneyline Telerate service (or such other page as may replace Page 3750 on that service).

The amount of interest for each day that the Exchange Floating Rate Notes are outstanding (the “Daily Interest Amount”) will be calculated by dividing the interest rate in effect for such day by 360 and multiplying the result by the principal amount of the Exchange Floating Rate Notes. The amount of interest to be paid on the Exchange Floating Rate Notes for each Interest Period will be calculated by adding the Daily Interest Amounts for each day in the Interest Period.

All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

The interest rate on the Exchange Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

The Calculation Agent will, upon the request of any holder of Exchange Floating Rate Notes, provide the interest rate then in effect with respect to the Exchange Floating Rate Notes. All calculations made by the Calculation Agent in the absence of manifest error will be conclusive for all purposes and binding on the Company, the Exchange Floating Rate Note Guarantors and the holders of the Exchange Floating Rate Notes.

Ranking

The Exchange Floating Rate Notes and the Exchange Floating Rate Note Guarantees will be unsecured, unsubordinated indebtedness of the Company and the Exchange Floating Rate Note Guarantors, respectively, will rank pari passu in right of payment with all unsecured, unsubordinated Indebtedness, will be senior in right of payment to all subordinated Indebtedness, of the Company and the Guarantors, respectively, including Indebtedness represented by the Exchange Fixed Rate Notes and the Exchange Fixed Rate Note Guarantees, respectively and will be effectively junior to any of the secured Indebtedness of Company and the Guarantors, respectively, including borrowings and Guarantees under the Senior Credit Facility, to the extent of the collateral securing such Indebtedness.

The Exchange Fixed Rate Notes and the Exchange Fixed Rate Note Guarantees will be unsecured, senior subordinated indebtedness of the Company and the Exchange Fixed Rate Note Guarantors, respectively. The payment of the senior subordinated obligations will, to the extent set forth in the Fixed Rate Note Indenture, be subordinated in right of payment to the prior payment in full, in cash or Cash Equivalents, of all Senior Indebtedness, including without limitation, the Company’s and the Exchange Fixed Rate Note Guarantors’ respective obligations under the Senior Credit Facility and the Exchange Floating Rate Notes and the Exchange Floating Rate Note Guarantees, respectively and will be effectively junior to any of the secured Indebtedness of Company and the Guarantors, respectively, including borrowings and Guarantees under the Senior Credit Facility, to the extent of the collateral securing such Indebtedness.

In addition, the Exchange Notes will be effectively subordinated to any existing and future Indebtedness and other liabilities of Subsidiaries of the Company that are not Guarantors and will be subject to the prior claims of all creditors, including trade creditors, of those Subsidiaries. See “Risk Factors—Risks Relating to the Exchange Notes and the Offering—The Exchange Notes and the guarantees will be unsecured and effectively subordinated to our existing and future secured debt” and “Risk Factors—Risks Relating to the Exchange Notes and the Offering—Your right to receive payment on the Exchange Notes will be structurally subordinate to the obligations of our non-guarantor subsidiaries.”

As of November 30, 2003, on a pro forma basis:

•	the Company and its Subsidiaries would have had $225.0 million principal amount of Indebtedness on a consolidated basis (including the Notes), of which:

•	$100.0 million would have been Senior Indebtedness, including $25.0 million of secured Indebtedness under the Senior Credit Facility and the Indebtedness represented by the Exchange Floating Rate Notes; and

•	Subsidiaries of the Company that are not Guarantors would have had $3.3 million of Indebtedness and other liabilities, including trade payables but excluding intercompany liabilities.

•	an additional $25.0 million would have been available for borrowing under the Senior Credit Facility, which Indebtedness would be Senior Indebtedness and would be secured.

Subordination of Exchange Fixed Rate Notes

The payment of principal, interest and premium and Liquidated Damages, if any, on the Exchange Fixed Rate Notes will be subordinated in right of payment to the prior payment in full in cash or Cash Equivalents of all Senior Indebtedness of the Company, including Senior Indebtedness of the Company incurred after the date of Fixed Rate Note Indenture.

The holders of Senior Indebtedness of the Company will be entitled to receive payment in full in cash or Cash Equivalents of all Obligations due in respect of Senior Indebtedness of the Company (including interest after the commencement of any bankruptcy proceeding at the rate specified in the documentation for the applicable Senior Indebtedness of the Company) before the Holders of Exchange Fixed Rate Notes will be entitled to receive any payment with respect to the Exchange Fixed Rate Notes (except that Holders of Exchange Fixed Rate Notes may receive and retain Permitted Junior Securities and payments made from the trust described below under the caption “—Legal Defeasance and Covenant Defeasance”), in the event of any distribution to creditors of the Company (i) in any liquidation or dissolution of the Company; (ii) in any bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property; (iii) in any assignment for the benefit of creditors; or (iv) in any marshaling of the issuer’s assets and liabilities.

The Company also may not make any payment upon or in respect of the Exchange Fixed Rate Notes (except in Permitted Junior Securities or from the trust described below under the caption “—Legal Defeasance and Covenant Defeasance”) if (i) a payment default on Designated Senior Indebtedness of the Company occurs and is continuing; or (ii) any other default, referred to as a “non-payment default,” occurs and is continuing on any series of Designated Senior Indebtedness of the Company that permits holders of that series of Designated Senior Indebtedness of the Company to accelerate its maturity and the Fixed Rate Note Trustee receives a notice of such default (a “Payment Blockage Notice”) from a representative of the holders of such Designated Senior Indebtedness.

Payments on the Exchange Fixed Rate Notes may and shall be resumed (i) in the case of a payment default on Designated Senior Indebtedness of the Company, upon the date on which such default is cured or waived; and (ii) in case of a non-payment default on Designated Senior Indebtedness of the Company, the earlier of (x) the date on which such default is cured or waived and (y) 179 days after the date on which the applicable Payment Blockage Notice is received unless the maturity of such Designated Senior Indebtedness of the Company has been accelerated.

No new Payment Blockage Notice may be delivered unless and until (i) 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice; and (ii) all scheduled payments of principal, interest and premium and Liquidated Damages, if any, on the Exchange Fixed Rate Notes that have come due have been paid in full in cash or Cash Equivalents.

No non-payment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Fixed Rate Note Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice, unless such default has been cured or waived for a period of not less than 90 days.

If the Fixed Rate Note Trustee or any Holder of the Exchange Fixed Rate Notes receives a payment in respect of the Exchange Fixed Rate Notes (except in Permitted Junior Securities or from the trust described below under the caption “—Legal Defeasance and Covenant Defeasance”) when (i) the payment is prohibited by these subordination provisions; and (ii) the Fixed Rate Note Trustee or the Holder has actual knowledge that the payment is prohibited; provided that such actual knowledge shall not be required in the case of any payment default on Designated Senior Indebtedness; the Fixed Rate Note Trustee or the Holder of the Exchange Fixed Rate Notes, as the case may be, shall hold the payment in trust for the benefit of the holders of Senior Indebtedness of the Company. Upon the proper written request of the holders of Senior Indebtedness of the Company or if there is any payment default on any Designated Senior Indebtedness, the Fixed Rate Note Trustee or the Holder of the Exchange Fixed Rate Notes, as the case may be, shall deliver the amounts in trust to the holders of Senior Indebtedness of the Company or their proper representative.

The Company must promptly notify holders of its Senior Indebtedness if payment of the Exchange Fixed Rate Notes is accelerated because of an Event of Default.

As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Company, Holders of the Exchange Fixed Rate Notes may recover less ratably than creditors of the Company who are holders of the Senior Indebtedness of the Company, including the lenders under the Senior Credit Facility and the Holders of the Exchange Floating Rate Notes.

Payments under the Exchange Fixed Rate Note Guarantee of each Exchange Fixed Rate Note Guarantor will be subordinated to the prior payment in full in cash or Cash Equivalents of all Senior Indebtedness of such Exchange Fixed Rate Note Guarantor, including Senior Indebtedness of such Exchange Fixed Rate Note Guarantor incurred after the date of the Fixed Rate Note Indenture, on the same basis as provided above with respect to the subordination of payments on the Exchange Fixed Rate Notes by the Company to the prior payment in full in cash or Cash Equivalents of Senior Indebtedness of the Company. See “Risk Factors —Risks Relating to the Exchange Notes and the Offering—Your right to receive payments on the Exchange Fixed Rate Notes will be junior to our existing and future senior indebtedness and the guarantees of the Exchange Fixed Rate Notes will be junior to all of the guarantors’ existing and future senior indebtedness.”

Guarantees

The Company’s payment obligations under the Exchange Floating Rate Notes will be fully and unconditionally Guaranteed, jointly and severally, on a senior basis (“Exchange Floating Rate Note Guarantees”) by the Guarantors. The Company’s payment obligations under the Exchange Fixed Rate Notes will be fully and unconditionally Guaranteed, jointly and severally, on a senior subordinated basis (the “Exchange Fixed Rate Note Guarantee”) by the Guarantors. References herein to the Exchange Note Guarantees include the Exchange Floating Rate Note Guarantees and/or the Exchange Fixed Rate Note Guarantees. The obligation of each Guarantor under its Exchange Note Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable law. See “Risk Factors—Risks Relating to the Exchange Notes and the Offering—Federal and state laws permit a court to void the guarantees under certain circumstances.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless (i) immediately after giving effect to that transaction, no Default or Event of Default exists; and (ii) either (a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) is a corporation or limited liability company organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of that Guarantor under the applicable Indenture, its Exchange Note Guarantee and the Registration Rights Agreement pursuant to a supplemental indenture reasonably satisfactory to the Trustee; or (b) such sale or other disposition complies with the covenant described above under the caption “— Repurchase at the Option of Holders—Asset Sales.”

The Exchange Note Guarantee of a Guarantor will be released (i) in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) an Affiliate of the Company, if the sale of all such Capital Stock of that Guarantor complies with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(ii) if the Company properly designates that Guarantor as an Unrestricted Subsidiary under the Indenture; or (iii) upon Legal Defeasance or Covenant Defeasance of the Notes as described in “—Legal and Covenant Defeasance.”

If any of the Restricted Subsidiaries of the Company, directly or indirectly Guarantees the payment of any Indebtedness of the Company or any Guarantor then such Restricted Subsidiary must become a Guarantor and execute a supplemental indenture and deliver an Opinion of Counsel to the Trustee. See “Certain Covenants—Additional Note Guarantees.”

As of the date of the Indentures, all of the Company’s Subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below in the definition of “Unrestricted Subsidiary,” the Company will be permitted to designate certain of its subsidiaries as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries will not be subject to any of the covenants in the Indentures and will not Guarantee the Notes.

Optional Redemption

Exchange Floating Rate Notes.    The Company may, at its option, in whole or in part, at any time or from time to time, on or after March 1, 2005 redeem any of the Exchange Floating Rate Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest, if any, and Liquidated Damages, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on March 1 of the years indicated below:

Year	Redemption Price
2005	102.000%
2006	101.000%
2007 and thereafter	100.000%

At any time prior to March 1, 2005, the Company may, on any one or more occasions, redeem up to 35% of the aggregate principal amount of the Floating Rate Notes (including any additional Floating Rate Notes) at a redemption price of 100% of their principal amount thereof, plus a premium equal to the interest rate per annum on the Floating Rate Notes applicable on the date on which notice of redemption is given, together with accrued and unpaid interest and Liquidated Damages, if any, thereon to the applicable redemption date, with the net cash proceeds of one or more Qualified Equity Offerings; provided, that (i) at least 65% of the aggregate principal amount of Floating Rate Notes (including any additional Floating Rate Notes) remains outstanding immediately after the occurrence of each redemption (excluding Floating Rate Notes held by the Company and its Subsidiaries); and (ii) the redemption must occur within 90 days of the date of the closing of such Qualified Equity Offering.

Except pursuant to the preceding paragraph, the Exchange Floating Rate Notes will not be redeemable at the Company’s option prior to March 1, 2005.

Exchange Fixed Rate Notes.    On or after March 1, 2009, the Company may, at its option, in whole or in part, at any time or from time to time, redeem any of the Exchange Fixed Rate Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on March 1 of the years indicated below:

Year	Redemption Price
2009	103.500%
2010	102.333%
2011	101.167%
2012 and thereafter	100.000%

At any time prior to March 1, 2007, the Company may, on any one or more occasions, redeem up to 35% of the aggregate principal amount of Fixed Rate Notes (including any additional Fixed Rate Notes) at a redemption price of 107.000% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the applicable redemption date, with the net cash proceeds of one or more Qualified Equity Offerings; provided that (i) at least 65% of the aggregate principal amount of Fixed Rate Notes (including any additional Fixed Rate Notes) remains outstanding immediately after the occurrence of such redemption (excluding Fixed Rate Notes held by the Company and its Subsidiaries); and (ii) the redemption must occur within 90 days of the date of the closing of such Qualified Equity Offering.

Except pursuant to the preceding paragraph, the Exchange Fixed Rate Notes will not be redeemable at the Company’s option prior to March 1, 2009.

Selection and Notice.    If less than all of the Notes are to be redeemed, at the Company’s option as described above, at any time, the Trustee will select Notes for redemption as follows: (i) if the Notes are listed on any national securities exchange, in compliance with the requirements of such national securities exchange; or (ii) if the Notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

No Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Mandatory Redemption

The Company is not required to make mandatory redemption or sinking fund payments with respect to the Exchange Notes.

Repurchase at the Option of Holders

Change of Control

Upon the occurrence of a Change of Control, each Holder of Exchange Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder’s Exchange Notes pursuant to the offer described below (the “Change of Control Offer”) at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase (the “Change of Control Payment”). Within 20 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Exchange Notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the applicable Indenture and described in such notice.

On the Change of Control Payment Date, the Company will, to the extent lawful (i) accept for payment all Exchange Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Exchange Notes or portions thereof so tendered, and (iii) deliver or cause to be delivered to the Trustee the Exchange Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Exchange Notes or portions thereof being purchased by the Company.

The Paying Agent will promptly mail to each Holder of Exchange Notes so tendered the Change of Control Payment for such Exchange Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Exchange Note equal in principal amount to any unpurchased portion of the Exchange Notes surrendered, if any; provided that each such new Exchange Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The Fixed Rate Note Indenture will provide that, prior to complying with the provisions of this covenant, but in any event within 90 days following a Change of Control, the Company will either repay all outstanding Senior Indebtedness or obtain the requisite consents, if any, under all agreements governing outstanding Senior Indebtedness, including the Senior Credit Facility and the Floating Rate Note Indenture, to permit the repurchase of Exchange Fixed Rate Notes required by this covenant.

The Change of Control provisions described above will be applicable whether or not any other provisions of the Indentures are applicable. Except as described above with respect to a Change of Control, the Indentures do not contain provisions that permit the Holders of the Exchange Notes to require that the Company repurchase or redeem the Exchange Notes in the event of a takeover, recapitalization or similar transaction.

The Senior Credit Facility will restrict the Company from purchasing any Exchange Notes and will also provide that certain change of control events with respect to the Company would constitute a default thereunder. In addition, the Exchange Floating Rate Notes will prohibit, subject to certain exceptions, the repurchase of the Exchange Fixed Rate Notes upon a Change of Control. Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from repurchasing Exchange Notes, the Company could seek the consent of its senior lenders, including the lenders under the Senior Credit Facility and the Holders of the Exchange Floating Rate Notes, to the repurchase of Exchange Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from repurchasing the Exchange Notes. In such case, the Company’s failure to repurchase tendered Exchange Notes would constitute an Event of Default under the relevant Indenture which, in turn, may constitute a default under the Company’s other Indebtedness. In such circumstances, the subordination provisions in the Fixed Rate Note Indenture would likely restrict payments to Holders of the Exchange Fixed Rate Notes.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of Exchange Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indentures, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indentures by virtue of such compliance.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indentures applicable to a Change of Control Offer made by the Company and purchases all Exchange Notes validly tendered and not withdrawn under such Change of Control Offer.

The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of the Company and its Subsidiaries, taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Exchange Notes to require the Company to repurchase such Exchange Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries, taken as a whole, to another Person or group may be uncertain.

Asset Sales

Each of the Indentures provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers’ Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of and (2) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Replacement Assets, provided that the amount of (A) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet), of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Exchange Notes or any Exchange Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary written novation agreement that releases the Company or such Restricted Subsidiary from further liability and (B) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are (subject to ordinary settlement periods) converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion) within 30 days after such Asset Sale, shall be deemed to be cash for purposes of this provision.

The Floating Rate Note Indenture provides that within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds, at its option, (a) to permanently repay (and reduce commitments under) the Senior Credit Facility or (b) to purchase Replacement Assets. Pending the final application of any such Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. The Fixed Rate Note Indenture will provide that within 395 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds, at its option, (a) to permanently repay (and reduce the commitments under) Senior Indebtedness of the Company or a Guarantor or (b) to purchase Replacement Assets. Pending the final application of any such Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

Each of the Indentures provides that any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company will be required to make an offer to all Holders of Exchange Notes and all holders of other Indebtedness that is pari passu in right of payment to such Exchange Notes containing provisions similar to those set forth in such Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets (an “Asset Sale Offer”) to purchase the maximum principal amount of Exchange Notes and such other Indebtedness that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase, in accordance with the procedures set forth in such Indenture and such other Indebtedness. To the extent that any Excess Proceeds remain after consummation of the Asset Sale Offers described in the immediately preceding sentence, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by the Indentures. If the aggregate principal amount of Exchange Notes and such other Indebtedness tendered into any Asset Sale Offer surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Exchange Notes and such other Indebtedness to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of Exchange Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the Indentures, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

The Senior Credit Facility restricts the Company from purchasing any Exchange Notes, and also provides that certain asset sale events with respect to the Company or its Subsidiaries would constitute a default thereunder. In addition, the Exchange Floating Rate Notes will prohibit, subject to certain exceptions, the repurchase of the Exchange Fixed Rate Notes in an Asset Sale Offer. Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event an Asset Sale occurs at a time when the Company is prohibited from purchasing Exchange Notes, the Company could seek the consent of its lenders, including the lenders under the Senior Credit Facility and, in the case of the Exchange Fixed Rate Notes, the Holders of the Exchange Floating Rate Notes, to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing the Exchange Notes. In such case, the Company’s failure to purchase tendered Exchange Notes would constitute an Event of Default under the Indenture, which, in turn, may constitute a default under the Company’s other Indebtedness. In such circumstances, the subordination provisions in the Fixed Rate Note Indenture would likely restrict payments to the Holders of the Exchange Fixed Rate Notes.

Certain Covenants

Restricted Payments

Each Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)    declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or dividends or other distributions payable to the Company or a Restricted Subsidiary of the Company);

(2)    purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any of its Restricted Subsidiaries held by Persons other than the Company or any of its Restricted Subsidiaries;

(3)    make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Exchange Notes or any Exchange Note Guarantees, except a payment of interest or principal at Stated Maturity; or

(4)    make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1)    no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(2)    the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3)    such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (excluding Restricted

Payments permitted by clauses (2), (3) and (4) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a)    50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the Issue Date to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b)    100% of the aggregate net cash proceeds received by the Company since the Issue Date as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of Disqualified Stock or debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company), plus

(c)    with respect to Restricted Investments made by the Company and its Restricted Subsidiaries after the Issue Date, an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary or from the net cash proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Consolidated Net Income, from the release of any Guarantee (except to the extent any amounts are paid under such Guarantee) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, not to exceed, in each case, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person, plus

(d)    $30.0 million.

The foregoing provisions will not prohibit:

(1)    the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

(2)    the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Equity Interests of the Company or any Guarantor in exchange for, or out of the net cash proceeds of a contribution to the common equity of the Company or a substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of, Equity Interests of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(b) of the preceding paragraph;

(3)    the defeasance, redemption, repurchase or other acquisition of Indebtedness that is subordinated in right of payment to the Exchange Notes or any Exchange Note Guarantee with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4)    the payment of any dividend by a Restricted Subsidiary of the Company to the holders of its common Equity Interests on a pro rata basis;

(5)    Investments acquired as a capital contribution to, or in exchange for, or out of the net cash proceeds of a substantially concurrent offering of, Equity Interests (other than Disqualified Stock) of the Company; provided that the amount of any such net cash proceeds that are utilized for any such acquisition or exchange shall be excluded from clause (3)(b) of the preceding paragraph;

(6)    the repurchase of Capital Stock deemed to occur upon the exercise of options or warrants if such Capital Stock represents all or a portion of the exercise price thereof;

(7)    the repurchase, redemption or acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any member of the Company’s (or any of its Restricted Subsidiary’s) management pursuant to any management equity subscription agreement, stock option agreement or other agreement, provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $1.0 million in any twelve-month period; and

(8)    the repayment or redemption of any of the Company’s 8 7/8% Senior Subordinated Notes due 2008 that are outstanding on the Issue Date;

provided that, in each case, no Default or Event of Default shall have occurred and be continuing or would be caused thereby.

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the fair market value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non- cash Restricted Payment shall be determined by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value exceeds $10.0 million. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

Incurrence of Indebtedness and Issuance of Preferred Stock

Each Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt) and that the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock and the Guarantors may incur Indebtedness (including Guarantees) or issue preferred stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The foregoing provisions will not apply to the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)	the incurrence by the Company of Indebtedness under the Senior Credit Facility (and the incurrence by the Guarantors of Guarantees thereof) in an aggregate principal amount at any one time outstanding pursuant to this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed $50.0 million, less the aggregate amount of all Net Proceeds of Asset Sales applied by the Company or any Restricted Subsidiary to permanently repay any such Indebtedness (and, in the case of any revolving credit Indebtedness, to effect a corresponding commitment reduction thereunder) pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(2)	the incurrence of Existing Indebtedness;

(3)	the incurrence by the Company and the Guarantors of Indebtedness represented by the Exchange Notes (other than any additional Exchange Notes) and the related Exchange Note Guarantees;

(4)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed $10.0 million at any time outstanding;

(5)	the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that is either the Existing Indebtedness or was permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (3), (4), (5) or (9) of this paragraph;

(6)	the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness owing to and held by the Company or any of its Restricted Subsidiaries; provided, however, that (a) if the Company or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Exchange Notes, in the case of the Company, or the Exchange Note Guarantee, in the case of a Guarantor; and (b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)	the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of this Indenture to be outstanding or for hedging foreign currency exchange risk, in each case to the extent the Hedging Obligations are incurred in the ordinary course of business and not for speculative purpose;

(8)	the Guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Company that is permitted to be incurred by another provision of this covenant;

(9)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness (in addition to Indebtedness or Guarantees permitted by any other clause of this paragraph) in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (9), not to exceed $15.0 million; and

(10)

the incurrence of Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, incurred in connection with the disposition of any business, assets or Subsidiary of the Company (other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition), provided that none of the foregoing results in Indebtedness required to be reflected as Indebtedness on the balance sheet of the Company or any such Subsidiary in accordance with GAAP and the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed 100% of the gross proceeds actually received by the Company and its Subsidiaries in connection with such disposition.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (10) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify such item of Indebtedness on the date of its incurrence, and may later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued.

The Floating Rate Note Indenture provides that (a) the Company will not incur any Indebtedness that is subordinate or junior in right of payment to any other Indebtedness of the Company unless it is subordinate in right of payment to the Exchange Notes to the same extent and (b) the Company will not permit any Guarantor to incur any Indebtedness that is subordinate or junior in right of payment to any other Indebtedness of such Guarantor unless it is subordinate in right of payment to such Guarantor’s Exchange Note Guarantee to the same extent. For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of the Company or any Guarantor, as applicable, solely by virtue of being unsecured or by virtue of the fact that the holders of any secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

No Senior Subordinated Debt

The Fixed Rate Note Indenture provides that (1) the Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness and senior in any respect in right of payment to the Exchange Notes and (2) no Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness of such Guarantor that is subordinate or junior in right of payment to any Indebtedness of such Guarantor and senior in any respect in right of payment to the Exchange Note Guarantee of such Guarantor.

Liens

Each of the Indentures provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the Indenture and the Exchange Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien (or in the case of subordinated Indebtedness, contractually prior or senior thereto, with the same relative priority as such subordinated Indebtedness shall have with respect to the Exchange Notes or any Exchange Note Guarantee).

Dividend and Other Payment Restrictions Affecting Subsidiaries

Each of the Indentures provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (1) (a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (i) on its Capital Stock or

(ii) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any liabilities owed to the Company or any of its Restricted Subsidiaries; (2) make loans or advances to the Company or any of its Restricted Subsidiaries; or (3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the foregoing restrictions will not apply to encumbrances or restrictions existing under, by reason of or with respect to:

(1)	the Senior Credit Facility, Existing Indebtedness or any other agreements in effect on the date of the Indenture and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacement or refinancings thereof, provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, than those contained in the Senior Credit Facility, Existing Indebtedness or such other agreements as in effect on the Issue Date;

(2)	the Indenture or the Exchange Notes;

(3)	applicable law;

(4)	any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred or Capital Stock was issued in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(5)	customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices;

(6)	purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (3) of the immediately preceding paragraph on the property so acquired;

(7)	any agreement for the sale of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale;

(8)	Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9)	Liens securing Indebtedness otherwise permitted to be incurred pursuant to the provisions of the covenant described above under the caption “—Liens” that limits the right of the debtor to dispose of the assets securing such Indebtedness;

(10)	provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business; and

(11)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Merger, Consolidation, or Sale of Assets

Each of the Indentures provides that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (1) either (a) the Company is the surviving corporation or (b) the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation or limited liability company organized or existing under the laws of the United States, any state thereof or the District of Columbia; (2) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Registration Rights Agreement, the Exchange Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (3) immediately after such transaction no Default or Event of Default exists; (4) except in the case of a merger of the Company with or into a Wholly Owned Restricted Subsidiary of the Company, the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (a) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (b) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; and (5) each Guarantor, unless such Guarantor is the Person with which the Company has entered into a transaction under this covenant, shall have by amendment to its Exchange Note Guarantee confirmed that its Exchange Note Guarantee shall apply to the obligations of the Company or the surviving Person in accordance with the Exchange Notes and the Indenture. The Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person.

Transactions with Affiliates

Each of the Indentures provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an “Affiliate Transaction”), unless (1) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person and (2) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (1) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

Notwithstanding the foregoing, the following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	transactions between or among the Company and/or its Restricted Subsidiaries;

(2)	payment of reasonable and customary fees to, and reasonable and customary indemnification and similar payments on behalf of, directors of the Company and its Subsidiaries;

(3)	Restricted Payments (other than Restricted Investments) that are permitted by the provisions of the Indenture described above under the caption “—Restricted Payments;”

(4)	the payment of reasonable compensation (including amounts paid pursuant to employee benefit plans) for the services of officers or employees of the Company or any of its Subsidiaries approved by the disinterested members of the Board of Directors;

(5)	any issuance or sale of Equity Interests (other than Disqualified Stock) of the Company; and

(6)	loans or advances to employees in the ordinary course of business and consistent with past practice.

Limitation on Issuances and Sales of Equity Interests in Restricted Subsidiaries

Each of the Indentures provides that the Company will not, and will not permit any Restricted Subsidiary of the Company to, transfer, convey, sell, or otherwise dispose of any Equity Interests in any Restricted Subsidiary of the Company to any Person (other than the Company or a Restricted Subsidiary of the Company or, if necessary, shares of its Capital Stock constituting director’s qualifying shares or issuance of shares of Capital Stock of foreign Restricted Subsidiaries to foreign nationals, to the extent required by applicable law), except (a) if, immediately after giving effect to such issuance, transfer, conveyance, sale, or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the covenant described above under “—Restricted Payments” if made on the date of such issuance or sale and the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;” or (b) sales of common stock of a Restricted Subsidiary by the Company or a Restricted Subsidiary, provided that the Company or such Restricted Subsidiary complies with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

Payments for Consent

Each of the Indentures provides that neither the Company nor any of its Restricted Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Exchange Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Exchange Notes unless such consideration is offered to be paid or is paid to all Holders of the Exchange Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Each of the Indentures provides that, whether or not required by the rules and regulations of the SEC, so long as any Exchange Notes are outstanding, the Company will furnish to the Holders of Exchange Notes (1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operation of the Unrestricted Subsidiaries of the Company) and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants and (2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the Commission’s rules and regulations. In addition, following the consummation of the exchange offer contemplated by the Registration Rights Agreement, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to prospective investors upon request. In addition, the Company and the Guarantors have agreed that, for so long as any Exchange Notes remain outstanding, they will furnish to the Holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Additional Note Guarantees

Each of the Indentures provides that the Company will not permit any of its Restricted Subsidiaries, directly or indirectly, to Guarantee or pledge any assets to secure the payment of any other Indebtedness of the Company or any Guarantor unless such Restricted Subsidiary is a Guarantor or simultaneously executes and delivers a supplemental indenture providing for the Guarantee of the payment of the Exchange Notes by such Restricted Subsidiary; provided that (a) in the case of the Floating Rate Note Indenture, such Guarantee shall be senior to or pari passu with such Subsidiary’s Guarantee of such other Indebtedness and (b) in the case of the Fixed Rate Note Indenture, such Guarantee shall be senior to or pari passu with such Subsidiary’s Guarantee of such other Indebtedness unless such other Indebtedness is Senior Indebtedness, in which case the Note Guarantee may be subordinated to the Guarantee of such Senior Indebtedness to the same extent as the Exchange Notes are subordinated to such Senior Indebtedness; provided that any Exchange Note Guarantee for the Exchange Fixed Rate Notes shall be subordinated to the Guarantee of the Senior Credit Facility. The form of the Exchange Note Guarantee is attached as an exhibit to the Indenture.

Events of Default and Remedies

Each of the Indentures provides that each of the following constitutes an Event of Default: (1) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the Exchange Notes (whether or not prohibited by the subordination provisions of the Indenture, in the case of the Fixed Rate Note Indenture); (2) default in payment when due (whether at maturity, upon acceleration, redemption or otherwise) of the principal of or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture, in the case of the Fixed Rate Note Indenture); (3) failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales,” or “—Certain Covenants—Merger, Consolidation, or Sale of Assets,” “—Certain Covenants—Restricted Payments” and “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”; (4) failure by the Company or any of its Restricted Subsidiaries for 60 days after notice to comply with any of its other agreements in the Indenture or the Exchange Notes; (5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to make any payment when due at the final maturity of such Indebtedness, or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $7.5 million or more; (6) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $7.5 million (excluding therefrom any amount covered by insurance as to which the insurer has acknowledged in writing its coverage obligation), which judgments are not paid, discharged or stayed for a period of 60 days; (7) except as permitted by the Indenture, any Note Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Note Guarantee; and (8) certain events of bankruptcy or insolvency with respect to the Company or any of its Restricted Subsidiaries.

If any Event of Default under an Indenture occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes under such Indenture may declare all such Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, all outstanding Exchange Notes will become due and payable without further action or notice. Holders of the Exchange Notes may not enforce the applicable Indenture or the Exchange Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes under an Indenture may direct the relevant Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Exchange Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Exchange Notes. If an Event of Default occurs during any time that the Exchange Notes are outstanding, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Exchange Notes, then the premium specified in the Indenture that would have been payable upon redemption at the time the Event of Default occurs shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Exchange Notes.

The Holders of a majority in aggregate principal amount of the Notes under the applicable Indenture then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes under such Indenture waive any existing Default or Event of Default and its consequences under such Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, such Notes.

The Company is required to deliver to the Trustee under each Indenture annually a statement regarding compliance with such Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Shareholders

Each Indenture provides that no director, officer, employee, incorporator or shareholder of the Company, as such, shall have any liability for any obligations of the Company under the Exchange Notes, such Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Exchange Notes by accepting an Exchange Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Exchange Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

Each Indenture provides that the Company may, at its option and at any time, elect to have all of its Obligations discharged with respect to the outstanding Exchange Notes and all Obligations of the Guarantors discharged with respect to their Exchange Note Guarantees (“Legal Defeasance”) except for the rights of Holders of outstanding Exchange Notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such Exchange Notes when such payments are due from the trust referred to below; the Company’s Obligations with respect to the Exchange Notes concerning issuing temporary Exchange Notes, registration of Exchange Notes, mutilated, destroyed, lost or stolen Exchange Notes and the maintenance of an office or agency for payment and money for security payments held in trust; the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s and the Guarantors’ obligations in connection therewith; and the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the Obligations of the Company and the Guarantors released with respect to certain covenants in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the Exchange Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default” will no longer constitute Events of Default with respect to the Exchange Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance, (1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date; (2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (4) no Default or Event of Default shall have occurred and be continuing either: (a) on the date of such deposit; or (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (6) the Company must have delivered to the Trustee an Opinion of Counsel to the effect that, (a) assuming no intervening bankruptcy of the Company or any Guarantor between the date of deposit and the 91st day following the deposit and assuming that no Holder is an “insider” of the Company under applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, including Section 547 of the United States Bankruptcy Code and (b) the creation of the defeasance trust does not violate the Investment Company Act of 1940; (7) the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; (8) if the Notes are to be redeemed prior to their Stated Maturity, the Company must deliver to the Trustee irrevocable instructions to redeem all of the Notes on the specified redemption date; and (9) the Company must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, each Indenture or the Exchange Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of such Indenture or the Exchange Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Exchange Notes held by a non-consenting Holder):

(1)	reduce the principal amount of Exchange Notes whose Holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any Exchange Note or alter the provisions, or waive any payment, with respect to the redemption of the Exchange Notes;

(3)	reduce the rate of or change the time for payment of interest on any Exchange Note;

(4)	waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the Exchange Notes (except a rescission of acceleration of the Exchange Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any Exchange Note payable in money other than U.S. dollars;

(6)	make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Exchange Notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the Exchange Notes;

(7)	release any Guarantor from any of its obligations under its Exchange Note Guarantee or the Indenture, except in accordance with the terms of the Indenture;

(8)	impair the right to institute suit for the enforcement of any payment on or with respect to the Exchange Notes or the Exchange Note Guarantees;

(9)	except as otherwise permitted under the covenants described under the captions “—Certain Covenants—Merger, Consolidation, or Sale of Assets” and “—Certain Covenants—Additional Note Guarantees,” consent to the assignment or transfer by the Company or any Guarantor of any of their rights or obligations under the Indentures;

(10)	in the case of the Fixed Rate Note Indenture, amend or modify any of the provisions of the Indenture or the related definitions affecting the subordination or ranking of the Exchange Notes or any Exchange Note Guarantee in any manner adverse to the holders of the Exchange Notes or any Exchange Note Guarantee; or

(11)	make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder of Exchange Notes, the Company, the Guarantors and the Trustee may amend or supplement each Indenture or the Exchange Notes to cure any ambiguity, defect or inconsistency; to provide for uncertificated Exchange Notes in addition to or in place of certificated Exchange Notes; to provide for the assumption of the Company’s or any Guarantor’s obligations to Holders of Exchange Notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets; to make any change that would provide any additional rights or benefits to the Holders of Exchange Notes or that does not adversely affect the legal rights under the Indentures of any such Holder; to comply with requirements of the SEC in order to effect or maintain the qualification of the Indentures under the Trust Indenture Act; comply with the provision described under “—Certain Covenants—Additional Note Guarantees,” evidence and provide for the acceptance of appointment by a successor Trustee; or provide for the issuance of additional Exchange Notes in accordance with the Indentures.

Satisfaction and Discharge

Each of the Indentures provides that the Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when (1) either (a) all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or (b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption; (2) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound; (3) the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and (4) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the Trustee becomes a creditor of the Company or any Guarantor, the Indentures limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indentures will provide that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indentures at the request of any Holder of Exchange Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Book-Entry, Delivery and Form

Except as set forth in the next paragraph, the Exchange Notes will initially be issued in the form of one Global Note (the “Global Note”). The Global Note will be deposited on the date of the consummation of the Exchange Offer (the “Closing Date”) with, or on behalf of, The Depository Trust Company (the “Depository”) and registered in the name of Cede & Co., as nominee of the Depository (such nominee being referred to herein as the “Global Note Holder”).

Exchange Notes that are issued as described below under “—Certificated Securities” will be issued in the form of registered definitive certificates (the “Certificated Securities”). Upon the transfer of Certificated Securities, such Certificated Securities may, unless the Global Note has previously been exchanged for Certificated Securities, be exchanged for an interest in the Global Note representing the principal amount of Exchange Notes being transferred.

The Depository is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the “Participants” or the “Depository’s Participants”) and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depository’s Participants include securities brokers and dealers (including the initial purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to the Depository’s system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the “Indirect Participants” or the “Depository’s Indirect Participants”) that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depository only through the Depository’s Participants or the Depository’s Indirect Participants.

We expect that pursuant to procedures established by the Depository ownership of the Exchange Notes evidenced by the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depository (with respect to the interests of the Depository’s Participants), the Depository’s Participants and the Depository’s Indirect Participants. Prospective purchasers are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Exchange Notes evidenced by the Global Note will be limited to such extent.

So long as the Global Note Holder is the registered owner of any Exchange Notes, the Global Note Holder will be considered the sole holder under the Indentures of any Exchange Notes evidenced by the Global Note. Beneficial owners of Exchange Notes evidenced by the Global Note will not be considered the owners or holders thereof under the Indentures for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither us nor the Trustee will have any responsibility or liability for any aspect of the records of the Depository or for maintaining, supervising or reviewing any records of the Depository relating to the Exchange Notes.

Payments in respect of the principal of and premium, if any, interest and Liquidated Damages, if any, on any Exchange Notes registered in the name of the Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of the Global Note Holder in its capacity as the registered holder under the Indentures. Under the terms of the Indentures, we and the Trustee may treat the persons in whose names Exchange Notes, including the Global Note, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither us nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Exchange Notes. We believe, however, that it is currently the policy of the Depository to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of the Depository. Payments by the Depository’s Participants and the Depository’s Indirect Participants to the beneficial owners of Exchange Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depository’s Participants or the Depository’s Indirect Participants.

Certificated Securities

Subject to certain conditions, any person having a beneficial interest in the Global Note may, upon request to the Trustee, exchange such beneficial interest for Exchange Notes in the form of Certificated Securities. Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if (i) we notify the Trustee in writing that the Depository is no longer willing or able to act as a depository and we are unable to locate a qualified successor within 90 days after delivery of notice from the Depository of such resignation or (ii) we, at our option, notify the Trustee in writing that we elect to cause the issuance of Exchange Notes in the form of Certificated Securities under the Indentures, then, upon surrender by the Global Note Holder of its Global Note, Exchange Notes in such form will be issued to each person that the Global Note Holder and the Depository identify as being the beneficial owner of the related Exchange Notes.

Neither us nor the Trustee will be liable for any delay by the Global Note Holder or the Depository in identifying the beneficial owners of Exchange Notes and we and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depository for all purposes.

Same Day Settlement and Payment

Payments in respect of the Exchange Notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) must be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. With respect to Certificated Securities, we will make all payments of principal, premium, if any, interest and Liquidated Damages, if any, by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder’s registered address. The Exchange Notes represented by the Global Notes are expected to be eligible to trade in the PORTAL market and to trade in the Depository’s same-day funds Settlement System. Any permitted secondary market trading activity in such Exchange Notes will, therefore, be required by the Depository to be settled in immediately available funds. We expect that secondary trading in any certificated Exchange Notes will also be settled in immediately available funds.

Liquidated Damages

We, the Guarantors and the initial purchasers of the Original Notes entered into a Registration Rights Agreement (the “Registration Rights Agreement”) in connection with the offering of the Original Notes. Pursuant to the Registration Rights Agreement, we agreed to file with the SEC the exchange offer registration statement on the Form S-4 under the Securities Act, of which this prospectus is a part, with respect to the Exchange Notes (the “Exchange Offer Registration Statement”).

If we are not required to file the Exchange Offer Registration Statement under the Registration Rights Agreement or permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or SEC policy, then we will file with the SEC a shelf registration statement (the “Shelf Registration Statement”) to cover resales of the Original Notes by the Holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

If (i) any of the Registration Statements required by the Registration Rights Agreement is not filed with the SEC on or before the date specified for such filing; (ii) any of such Registration Statements is not declared effective by the SEC on or prior to the date specified for such effectiveness (the “Effectiveness Target Date”); (iii) the Exchange Offer has not been consummated within 30 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement; or (iv) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable for its intended purpose without being succeeded immediately by a post-effective amendment to such Registration Statement that cures such failure and that is itself immediately declared effective (each such event referred to in clauses (1) through (4) above a “Registration Default”), the interest rate borne by the Original Notes will be increased by 0.50% per annum during the 90-day period immediately following the occurrence of any Registration Default and shall increase by 0.50% per annum at the end of each subsequent 90-day period, but in no event shall such increase exceed 1.50% per annum; such additional interest to be paid pursuant to a Registration Default is herein referred to as “Liquidated Damages.” Following the cure of all Registration Defaults, the interest rate borne by the Original Notes will be reduced to the original interest rate borne by such Original Notes; provided, however, that, if after any such reduction in interest rate, a different Registration Default occurs, the interest rate borne by the relevant Original Notes shall again be increased pursuant to the foregoing provisions.

All Liquidated Damages accrued shall be paid to the Holders entitled thereto, in the manner provided for the payment of interest in the applicable Indenture, on each Interest Payment Date, as more fully set forth in the Indentures and Guarantees.

If we are required to file a Shelf Registration Statement and in order to have their Original Notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages, holders of Original Notes will be required to do the following:

(1)	make certain representations to us (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer;

(2)	deliver information to be used in connection with the Shelf Registration Statement; and

(3)	provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement.

Certain Definitions

Set forth below are certain defined terms used in each of the Indentures. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person, (1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.

“Asset Sale” means (1) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) other than sales of inventory in the ordinary course of business (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of “—Repurchase at the Option of Holders—Asset Sales”), and (2) the issue by any Restricted Subsidiaries of the Company of any Equity Interests of such Restricted Subsidiary and the sale by the Company or any of its Restricted Subsidiaries of Equity Interest of any of the Company’s Subsidiaries, in the case of either clause (1) or (2), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $1.0 million or (b) for net proceeds in excess of $1.0 million. Notwithstanding the foregoing, the following items shall not be deemed to be Asset Sales: (1) a transfer of assets between or among the Company and its Restricted Subsidiaries, (2) an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to another Restricted Subsidiary, (3) a Restricted Payment that is permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments,” (4) the issuance by the Company of shares of its Capital Stock, (5) the sale or other disposition of cash or Cash Equivalents, (6) the sale or disposition of damaged, worn out or other obsolete personal property in the ordinary course of business, (7) the surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind, (8) the granting of Liens not prohibited by the Indentures or (9) the execution and performance of contracts to provide manufacturing and other services, including in connection with Asset Sales.

“Board of Directors” means:

(1)    with respect to a corporation, the board of directors of the corporation;

(2)    with respect to a partnership, the board of directors of the general partner of the partnership; and

(3)    with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means (1) in the case of a corporation, corporate stock, (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited), and (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means (1) United States dollars, (2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than six months from the date of acquisition, (3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any lender party to the Senior Credit Facility or with any domestic commercial bank having capital and surplus in excess of $500 million and whose long-term debt is rated “A-3” or “A-” or higher according to Moody’s or S&P (or such similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act), (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above, (5) commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within six months after the date of acquisition, and (6) money market funds the assets of which constitute Cash Equivalents of the kinds described in clauses (1)-(5) of this definition.

“Change of Control” means the occurrence of any of the following: (1) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Section 13(d)(3) of the Exchange Act); (2) the adoption of a plan relating to the liquidation or dissolution of the Company; (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that a person shall be deemed to have “beneficial ownership” of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), directly or indirectly, of more than 50% of the Voting Stock of the Company (measured by voting power rather than number of shares); (4) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors; or (5) the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance).

“Consolidated Cash Flow” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period, plus (1) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing such Consolidated Net Income), plus (2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus (3) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net payments (if any) pursuant to Hedging Obligations but excluding amortization of debt issuance costs), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus (4) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus (5) non-cash items increasing such Consolidated Net Income for such period, in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that the Net Income of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Restricted Subsidiary thereof; (2) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders; (3) the Net Income of any Person acquired for any period prior to the date of such acquisition shall be excluded; (4) the cumulative effect of a change in accounting principles shall be excluded; and (5) notwithstanding clause (1), the Net Income (but not loss) of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

“Consolidated Net Worth” means, with respect to any Person as of any date, the sum of (1) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date plus (2) the respective amounts reported on such Person’s balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the Issue Date in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person, (y) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments), and (z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who (1) was a member of such Board of Directors on the Issue Date or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Default” means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

“Designated Senior Indebtedness” means (1) any Indebtedness outstanding under the Senior Credit Facility; and (2) after payment in full of all Obligations under the Senior Credit Facility, any other Senior Indebtedness permitted under the Indentures the principal amount of which is $25.0 million or more and that has been designated by the issuer as “Designated Senior Indebtedness.”

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature; provided, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The term “Disqualified Stock” shall also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is 91 days after the date on which the Notes mature.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Existing Indebtedness” means the Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Senior Credit Facility) in existence on the date of the Indenture, until such Indebtedness is repaid. With respect to the Floating Rate Note Indenture, Existing Indebtedness shall include the Exchange Fixed Rate Notes and the Exchange Fixed Rate Note Guarantees and with respect to the Fixed Rate Note Indenture, Existing Indebtedness shall include the Exchange Floating Rate Notes and the Exchange Floating Rate Note Guarantees.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of (1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net payments (if any) pursuant to Hedging Obligations but excluding the amortization of debt issuance costs), plus (2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period, plus (3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, plus (4) the product of (a) all dividend payments, whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividend payments on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock), times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“Fixed Charge Coverage Ratio” means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the referent Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees or repays or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or repayment or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above, (1) acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income, and (2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, (3) the Consolidated Cash Flow attributable only to the Company’s DEXATRIM-Registered Trademark-products containing phenylpropanolamine shall be excluded, and (4) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, the opinions and pronouncements of the Public Company Accounting Oversight Board and in statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date. All ratios and computations contained or referred to in the Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to (i) the amortization or write-off of any debt issuance costs or charges for premiums paid in connection with the refinancing of any Indebtedness and (ii) up to $25.0 million of charges taken in connection with funding the settlement of the Phenylpropanolamine Products Liability Litigation.

“Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

“Guarantors” means (1) each Domestic Subsidiary of the Company on the Issue Date and (2) any other Subsidiary that executes a Note Guarantee in accordance with the provisions of the Indenture, and their respective successors and assigns, until released from their Obligations under their Note Guarantee and the Indenture in accordance with the terms of the Indenture.

“Hedging Obligations” means, with respect to any Person, the Obligations of such Person under: interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements designed for the purpose of fixing, hedging or swapping interest rate risk; and foreign exchange contracts, currency swap agreements and other agreements or arrangements designed for the purpose of fixing, hedging or swapping foreign currency exchange rate risk.

“Indebtedness” means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker’s acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any

Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all Indebtedness of others secured by a Lien on any asset of such Person (whether or not such Indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person. The amount of any Indebtedness outstanding as of any date shall be (1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount, and (2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Investments in such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person shall be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Issue Date” means the closing date for the sale and original issuance of the Original Notes under the Indentures.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

“Moody’s” means Moody’s Investor Service, Inc. or any successor entity.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and (2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness (other than Indebtedness under the Senior Credit Facility) secured by a

Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender; and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

“Note Guarantee” means, with respect to the Floating Rate Note Indenture, the Floating Rate Note Guarantees and, with respect to the Fixed Rate Note Indenture, the Fixed Rate Note Guarantees.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness, including with respect to Indebtedness under the Senior Credit Facility, interest accruing after the filing of a petition initiating any proceeding pursuant to any bankruptcy law whether or not the claim for such interest is allowed as a claim after such filing in any proceeding under such bankruptcy law.

“Officer” means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President of such Person.

“Officers’ Certificate” means a certificate signed on behalf of the Company by at least two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company, that meets the requirements of the Indenture.

“Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the Trustee (who may be counsel to or an employee of the Company) that meets the requirements of the Indenture.

“Permitted Business” means the business conducted by the Company and its Restricted Subsidiaries on the Issue Date and businesses (including brands) reasonably related thereto.

“Permitted Investments” means (1) any Investment in the Company or in a Restricted Subsidiary of the Company; (2) any Investment in Cash Equivalents; (3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Company or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company; (4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”; (5) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company; and (6) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (6) that are at the time outstanding, not to exceed $12.5 million.

“Permitted Junior Securities” means (1) Equity Interests in the Company; and (2) debt securities of the Company that are subordinated to all Senior Indebtedness and any debt securities issued in exchange for Senior Indebtedness to at least the same extent as the Fixed Rate Notes are subordinated to Senior Indebtedness under the Fixed Rate Note Indenture.

“Permitted Liens” means:

(1) (a)	with respect to the Fixed Rate Note Indenture, Liens on assets of the Company or any of the Guarantors securing Senior Indebtedness that was permitted by the terms of the Indenture to be incurred and, (b) with respect to the Floating Rate Note Indenture, Liens on the assets of the Company and any Guarantor securing Indebtedness (including Indebtedness securing the Senior Credit Facility) in an aggregate amount not to exceed the greater of (x) $50 million, less the aggregate amount of all Net Proceeds of Asset Sales applied by the Company or any Restricted Subsidiary to permanently repay any Indebtedness secured by a Lien incurred under this clause (1) pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales” and (y) an amount equal to the Secured Debt Cap on the date on which such Lien is to be incurred;

(2)    Liens in favor of the Company or any Restricted Subsidiary that is a Guarantor;

(3)    Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Restricted Subsidiary;

(4)    Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than the property so acquired by the Company or the Restricted Subsidiary;

(5)    Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6)    Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with such Indebtedness;

(7)    Liens existing on the date of the Indenture, other than Liens securing the Senior Credit Facility;

(8)    Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(9)    Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $5.0 million at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Restricted Subsidiary;

(10)  Liens on any insurance policies arising out of borrowings against the cash surrender value of such insurance policies held by the Company, provided that such Liens do not exceed the amount of Indebtedness and are secured only by the cash surrender value of such insurance policies;

(11)  Liens on cash or Cash Equivalents securing Hedging Obligations of the Company or any of its Restricted Subsidiaries incurred in the ordinary course of business and not for speculative purposes or securing letters of credit that support such Hedging Obligations;

(12)  Liens incurred or deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance or other social security obligations;

(13)  Lien, deposits or pledges to secure the performance of bids, tenders, contracts (other than contracts for the payment of Indebtedness), leases, or other similar obligations arising in the ordinary course of business;

(14)  survey exceptions, encumbrances, easements or reservations of, or rights of other for, rights of way, zoning or other restrictions as to the use of properties, and defects in title which, in the case of any of the foregoing, were not incurred or created to secure the payment of Indebtedness, and which in the aggregate do not materially adversely affect the value of such properties or materially impair the use for the purposes of which such properties are held by the Company or any of its Restricted Subsidiaries;

(15)  judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(16)  Liens on property or assets used to defease Indebtedness that was not incurred in violation of the Indenture;

(17)  Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or any Subsidiary thereof on deposit with or in possession of such bank; any interest or title of a lessor, licensor or sublicensor in the property subject to any lease, license or sublicense;

(18)  Liens arising from precautionary UCC financing statements regarding operating leases or consignments; and

(19)  Liens of franchisors in the ordinary course of business not securing Indebtedness.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that: the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of premium and reasonable expenses incurred in connection therewith); such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes or any Note Guarantee, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes or such Note Guarantee on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is pari passu in right of payment with the Notes or any Note Guarantees, such Permitted Refinancing Indebtedness is pari passu with, or subordinated in right of payment to, the Notes or such Note Guarantees; and such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Qualified Equity Offering” means a public or private offer and sale of Capital Stock (other than Disqualified Stock) of the Company.

“Registration Rights Agreement” means the Registration Rights Agreement, to be dated as of the Issue Date, among the Company, the Initial Guarantors, and the initial purchasers.

“Replacement Assets” means any of the following or any combination of the following: (1) capital expenditures and long-term assets that are used or useful in a Permitted Business, or (2) substantially all the assets of a Permitted Business or a majority of the Voting Stock of any Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary of the Company that is a Guarantor.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Secured Debt Cap” means, on any date, an amount equal to (x) 1.5 times the Consolidated Cash Flow of the Company and its Restricted Subsidiaries for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such date, minus (y) the aggregate amount of secured Indebtedness of the Company and its Restricted Subsidiaries outstanding on such date (other than Indebtedness secured solely by collateral that secures the Notes on an equal and ratable basis and Indebtedness secured by Liens under clause (1) of the definition of “Permitted Liens”). In the event that the Company or any of its Restricted Subsidiaries incurs, repays or redeems any secured Indebtedness on such date, then the Secured Debt Cap shall be calculated giving pro forma effect to such incurrence, repayment or redemption. In addition, for purposes of making the computation referred to above, (1) acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations, since the beginning of the four-quarter period referred to above, shall be deemed to have occurred on the first day of the four-quarter period and Consolidated Cash Flow for such four-quarter period shall be calculated without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income, and (2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of since the beginning of the four-quarter period referred to above, shall be excluded.

“Senior Credit Facility” means that certain Credit Agreement, dated as of the date of the Indenture, by and among the Company, the guarantors party thereto, Bank of America, N.A., as agent and the other lenders party thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

“Senior Indebtedness” means (1) all Indebtedness of the Company or any of its Subsidiaries outstanding under the Senior Credit Facility, the Floating Rate Notes and all Hedging Obligations with respect thereto, whether outstanding on the date of the Fixed Rate Note Indenture or incurred thereafter; (2) any other Indebtedness of the Company or any Guarantor permitted to be incurred under the terms of the Indentures, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Fixed Rate Notes or any Fixed Rate Note Guarantee; and (3) all Obligations with respect to the items listed in the preceding clauses (1) and (2) (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under the applicable law). Notwithstanding anything to the contrary in the preceding sentence, Senior Indebtedness will not include (1) any Indebtedness of the Company or any of its Subsidiaries to any Subsidiary or other Affiliates; (2) the portion of any Indebtedness that is incurred in violation of the Indentures; (3) liability for federal, state, local or other taxes owed or owing by the Company or any of its Subsidiaries; (4) the Company’s 8 7/8% Senior Subordinated Notes due 2008; or (5) any trade payables.

“S&P” means Standard & Poor’s Rating Group or any successor entity.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any Person, (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

“Unrestricted Subsidiary” means (1) any Subsidiary that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution; but only to the extent that such Subsidiary: (a) has no Indebtedness other than Non-Recourse Debt; (b) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company; (3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and (4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries, except to the extent such Guarantee or credit support would be released upon such designation. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company shall be in default of such covenant). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period and (2) no Default or Event of Default would be in existence following such designation.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (2) the then outstanding principal amount of such Indebtedness.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of this exchange offer to a holder of Original Notes that purchased the Original Notes pursuant to their original issue and that holds the Original Notes and will hold the Exchange Notes as capital assets. It does not address beneficial owners that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, holders that hold the Original Notes or Exchange Notes as a hedge against currency risks or as part of a straddle with other investments or as part of a “synthetic security” or other integrated investment (including a “conversion transaction”) comprised of a note and one or more investments, or holders that have a “functional currency” other than the U.S. dollar. This summary is based upon the U.S. federal tax laws and regulations as now in effect and as currently interpreted and does not take into account possible changes in such tax laws or such interpretations, any of which may be applied retroactively. It does not include any description of the tax laws of any state, local or foreign government that may be applicable to the exchange offer, the Original Notes, the Exchange Notes or the holders thereof.

The exchange of Exchange Notes for the Original Notes pursuant to this exchange offer should not be treated as an “exchange” for federal income tax purposes because the Exchange Notes will not be considered to differ materially in kind or extent from the Original Notes. As a result there should be no federal income tax consequences to holders of the Original Notes exchanging the Original Notes for the Exchange Notes pursuant to this exchange offer, and therefore: (i) no gain or loss should be realized by a holder upon receipt of an Exchange Note, (ii) the holding period of the Exchange Note should include the holding period of the Original Note exchanged therefor, and (iii) the adjusted tax basis of the Exchange Note should be the same as the adjusted basis of the Original Note exchanged therefor immediately before the exchange.

THIS SUMMARY DOES NOT PURPORT TO DEAL WITH ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A HOLDER’S DECISION TO EXCHANGE ORIGINAL NOTES FOR EXCHANGE NOTES. EACH HOLDER SHOULD CONSULT WITH ITS OWN TAX ADVISOR CONCERNING THE APPLICATION OF THE FEDERAL INCOME TAX LAWS OR OTHER TAX LAWS TO ITS PARTICULAR SITUATION BEFORE DETERMINING WHETHER TO EXCHANGE ORIGINAL NOTES FOR EXCHANGE NOTES.

PLAN OF DISTRIBUTION

Any broker-dealer who holds Original Notes that were acquired for its own account as a result of market-making or other trading activities may exchange such Original Notes in the exchange offer; however, such broker-dealer may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the Exchange Notes received by such broker-dealer in the exchange offer. Each broker-dealer that receives Exchange Notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer for resales of Exchange Notes received in exchange for Original Notes that had been acquired as a result of market-making or other trading activities. We have agreed that for a period ending on the earlier of (i) 180 days from the date on which this Registration Statement is declared effective and (ii) the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. For such period, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker -dealer that requests such documents in the letter of transmittal or otherwise.

We will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account under the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on these Exchange Notes or a combination of those methods, at market prices prevailing at the time of resale, at prices related to prevailing market prices or at negotiated prices. Any resales may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the selling broker-dealer or the purchasers of the Exchange Notes. Any broker-dealer that resells Exchange Notes received by it for its own account under the exchange offer and any broker or dealer that participates in a distribution of the Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of Exchange Notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incidental to the exchange offer other than commissions and concessions of any broker or dealer and will indemnify holders of the Exchange Notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Miller & Martin PLLC, Chattanooga, Tennessee will pass upon certain legal matters for us in connection with the Exchange Notes offered hereby.

INDEPENDENT AUDITORS

The consolidated financial statements included in our Annual Report on Form 10-K for the year ended November 30, 2003, included and incorporated by reference in this prospectus, have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing herein and incorporated by reference herein.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please scan the SEC at l-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC’s Internet website at http://www.sec.gov.

We are incorporating by reference into this prospectus our Annual Report on Form 10-K for our fiscal year ended November 30, 2003. In addition, any filings we make with the SEC under Sections 13 (a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus to the completion of the offering of the Exchange Notes under this document shall also be deemed to be incorporated herein by reference and will automatically update information in this prospectus. Nothing in this prospectus shall be deemed to incorporate information furnished, but not filed, with the SEC.

We will provide without charge to each person to whom a copy of this prospectus has been delivered, who makes a written or oral request, a copy of any and all of the documents referred to herein, including the registration rights agreement and indentures for the Notes, which are summarized in this prospectus, by request directed to Corporate Secretary, Chattem, Inc., 1715 West 38th Street, Chattanooga, Tennessee 37409; telephone (423) 821-4571.

Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference into this prospectus modifies or supercedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Report of Independent

Auditors

To the Board of Directors and Shareholders

Chattem, Inc.

We have audited the accompanying consolidated balance sheets of Chattem, Inc. and subsidiaries as of November 30, 2003 and 2002, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended November 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chattem, Inc. and subsidiaries at November 30, 2003 and 2002 and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 2 and 4 to the consolidated financial statements, effective December 1, 2001, the Company changed its method of accounting for goodwill and other intangible assets.

/s/    ERNST & YOUNG LLP

Chattanooga, Tennessee

January 20, 2004

Consolidated Balance Sheets

November 30, 2003 and 2002

(In thousands)

	2003	2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$26,931	$15,924
Accounts receivable, less allowances of $3,594 in 2003 and $3,897 in 2002	25,478	25,673
Inventories	17,559	18,769
Refundable income taxes	4,440	3,727
Deferred income taxes	3,441	4,016
Prepaid expenses and other current assets	3,376	2,759

Total current assets	81,225	70,868

PROPERTY, PLANT AND EQUIPMENT, NET	28,722	26,658

OTHER NONCURRENT ASSETS:
Patents, trademarks and other purchased product rights, net	245,847	245,787
Debt issuance costs, net	5,504	7,126
Other	2,096	3,030

Total other noncurrent assets	253,447	255,943

TOTAL ASSETS	$363,394	$353,469

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

November 30, 2003 and 2002

(In thousands)

	2003	2002
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$7,750	$7,250
Accounts payable and other	10,924	12,661
Accrued liabilities	15,988	19,010

Total current liabilities	34,662	38,921

LONG-TERM DEBT, less current maturities	204,676	217,458

DEFERRED INCOME TAXES	26,796	20,744

OTHER NONCURRENT LIABILITIES	1,689	1,602

COMMITMENTS AND CONTINGENCIES (Note 13)

SHAREHOLDERS’ EQUITY:
Preferred shares, without par value, authorized 1,000, none issued	—	—
Common shares, without par value, authorized 50,000, issued 19,161 in 2003 and 19,177 in 2002	77,815	79,313
Retained earnings (deficit)	22,274	(1,097)

	100,089	78,216
Unamortized value of restricted common shares issued	(2,058)	(1,713)
Cumulative other comprehensive income:
Foreign currency translation adjustment	(820)	(1,759)
Minimum pension liability adjustment, net of income taxes	(1,640)	—

Total shareholders’ equity	95,571	74,744

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$363,394	$353,469

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

For the Years Ended November 30, 2003, 2002 and 2001

(In thousands, except per share amounts)

	2003	2002	2001
TOTAL REVENUES:
Net sales	$232,527	$220,789	$181,166
Royalties	1,222	2,327	—

Total revenues	233,749	223,116	181,166

COSTS AND EXPENSES:
Cost of sales	66,386	62,757	52,512
Advertising and promotion	70,622	68,259	61,686
Selling, general and administrative	40,803	40,212	33,790

Total costs and expenses	177,811	171,228	147,988

INCOME FROM OPERATIONS	55,938	51,888	33,178

OTHER INCOME (EXPENSE):
Interest expense	(20,431)	(21,292)	(21,856)
Investment and other income (expense), net	124	(114)	2,218
Net gain on early extinguishment of debt	—	—	11,417

Total other income (expense)	(20,307)	(21,406)	(8,221)

INCOME BEFORE INCOME TAXES AND CHANGE IN ACCOUNTING PRINCIPLE	35,631	30,482	24,957

PROVISION FOR INCOME TAXES	12,260	11,582	9,614

INCOME BEFORE CHANGE IN ACCOUNTING PRINCIPLE	23,371	18,900	15,343

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET OF INCOME TAX BENEFIT	—	(8,877)	—

NET INCOME	$23,371	$10,023	$15,343

NUMBER OF COMMON SHARES:
Weighted average outstanding, basic	18,925	18,607	17,854

Weighted average and potential dilutive outstanding	19,632	19,344	18,076

NET INCOME PER COMMON SHARE:
Basic:
Income before change in accounting principle	$1.23	$1.02	$.86
Change in accounting principle	—	(.48)	—

Total basic	$1.23	$.54	$.86

Diluted:
Income before change in accounting principle	$1.19	$.98	$.85
Change in accounting principle	—	(.46)	—

Total diluted	$1.19	$.52	$.85

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

For the Years Ended November 30, 2003, 2002 and 2001

(In thousands, except per share amounts)

	Common Shares	Retained Earnings (Deficit)	Unamortized Value of Restricted Common Shares Issued	Foreign Currency Translation Adjustment	Minimum Pension Liability Adjustment, Net	Total
Balance, November 30, 2000	$66,288	$(26,463)	$—	$(2,172)	$—	$37,653
Comprehensive income (loss):
Net income	—	15,343	—	—	—	15,343
Foreign currency translation adjustment	—	—	—	(59)	—	(59)
Minimum pension liability adjustment, net	—	—	—	—	(1,000)	(1,000)

Total comprehensive income	—	—	—	—	—	14,284

Compensation on unexercised stock options	525	—	—	—	—	525
Stock options exercised	120	—	—	—	—	120
Tax benefit realized from stock option plans	37	—	—	—	—	37
Stock repurchases	(174)	—	—	—	—	(174)
Issuance of 13.2 common shares for non-employee directors’ compensation	39	—	—	—	—	39
Issuance of 200 shares of restricted common stock at a weighted- average value of $4.965 per share	993	—	(993)	—	—	—
Amortization of value of restricted common shares issued	—	—	134	—	—	134

Balance, November 30, 2001	67,828	(11,120)	(859)	(2,231)	(1,000)	52,618
Comprehensive income:
Net income	—	10,023	—	—	—	10,023
Foreign currency translation adjustment	—	—	—	472	—	472
Minimum pension liability adjustment, net	—	—	—	—	1,000	1,000

Total comprehensive income						11,495

Compensation on unexercised stock options	175	—	—	—	—	175
Stock options exercised	7,345	—	—	—	—	7,345
Tax benefit realized from stock option plans	4,453	—	—	—	—	4,453
Stock repurchases	(1,650)	—	—	—	—	(1,650)
Issuance of 3.8 common shares for non-employee directors’ compensation	36	—	—	—	—	36
Issuance of 50 shares of restricted common stock at a value of $22.515 per share	1,126	—	(1,126)	—	—	—
Amortization of value of restricted common shares issued	—	—	272	—	—	272

Balance, November 30, 2002	79,313	(1,097)	(1,713)	(1,759)	—	74,744

Comprehensive income (loss):
Net income	—	23,371	—	—	—	23,371
Foreign currency translation adjustment	—	—	—	939	—	939
Minimum pension liability adjustment, net	—	—	—	—	(1,640)	(1,640)

Total comprehensive income	—	—	—	—	—	22,670

Stock options exercised	1,555	—	—	—	—	1,555
Tax benefit realized from stock option plans	1,259					1,259
Stock repurchases	(5,351)	—	—	—	—	(5,351)
Issuance of 2.1 common shares for non-employee directors’ compensation	39	—	—	—	—	39
Issuance of 69 shares of restricted common stock at a value of $14.50 per share	1,000	—	(1,000)	—	—	—
Amortization of value of restricted common shares issued	—	—	655	—	—	655

Balance, November 30, 2003	$77,815	$22,274	$(2,058)	$(820)	$(1,640)	$95,571

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended November 30, 2003, 2002 and 2001

(In thousands, except per share amounts)

	2003	2002	2001
OPERATING ACTIVITIES:
Net income	$23,371	$10,023	$15,343
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,584	5,816	10,241
Deferred income tax provision	6,627	8,165	11,362
Net gain on early extinguishment of debt	—	—	(11,417)
Cumulative effect of change in accounting principle, net	—	8,877	—
Tax benefit realized from stock option plans	1,259	4,453	37
Stock option expense	—	175	525
Other, net	(66)	269	(61)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	195	(4,813)	19,831
Inventories	1,210	(4,509)	792
Refundable income taxes	(713)	(1,315)	532
Prepaid expenses and other current assets	(617)	764	(1,980)
Accounts payable and accrued liabilities	(6,399)	7,403	(23,040)

Net cash provided by operating activities	31,451	35,308	22,165

INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(5,527)	(3,785)	(1,854)
Purchases of patents, trademarks and other product rights	(400)	(75,040)	(277)
Proceeds from divestitures of patents, trademarks and other product rights	—	—	1,179
Proceeds from sales of property, plant and equipment	—	—	95
Decrease (Increase) in other assets	1,479	(657)	(540)

Net cash used in investing activities	(4,448)	(79,482)	(1,397)

FINANCING ACTIVITIES:
Repayment of long-term debt	(12,250)	(25,000)	(83,746)
Proceeds from long-term debt	—	45,000	—
Payment of consent fees and other costs related to repayment of long-term debt	—	—	(4,000)
Repurchase of common shares	(5,351)	(1,650)	(174)
Proceeds from exercise of stock options	1,555	7,346	119
Increase in debt issuance costs	(25)	(1,146)	—

Net cash (used in) provided by financing activities	(16,071)	24,550	(87,801)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	75	103	(56)

CASH AND CASH EQUIVALENTS:
Increase (decrease) for the year	11,007	(19,521)	(67,089)
At beginning of year	15,924	35,445	102,534

At end of year	$26,931	$15,924	$35,445

SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Additions to trademarks and other product rights by assumption of certain liabilities	$—	$1,178	$—
Issuance of 69 shares of restricted common stock at a value of $14.50 per share in 2003, 50 shares at a value of $22.515 per share in 2002 and 200 shares at a weighted average value of $4.965 per share in 2001	$1,000	$1,126	$993

The accompanying notes are an integral part of these consolidated financial statements.

Chattem, Inc.

Notes to Consolidated Financial Statements

All monetary and share amounts are expressed in thousands. Unless otherwise indicated, the number of shares of our common stock and related per share computations included in these financial statements and notes thereto have been adjusted to reflect the two-for-one split of the common stock on November 29, 2002.

(1) NATURE OF OPERATIONS

Chattem, Inc. and its wholly-owned subsidiaries (“we”, “us”, “our” or “Chattem”) market and manufacture branded over-the-counter (“OTC”) health care products. The products are sold primarily through mass merchandisers, independent and chain drug stores, drug wholesalers and food stores in the United States (“U.S.”) and in various markets in more than 90 countries throughout the world.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Chattem, Inc. and its wholly-owned subsidiaries. Our wholly-owned foreign subsidiaries report as of and for the twelve months ended October 31 to facilitate timely reporting of the consolidated financial statements. All significant intercompany transactions and balances have been eliminated.

CASH AND CASH EQUIVALENTS

We consider all short-term deposits and investments with original maturities of three months or less to be cash equivalents. Short-term cash investments are placed with high credit-quality financial institutions or in low risk, liquid instruments.

INVENTORIES

Inventory costs include materials, labor and factory overhead. Inventories in the U.S. are valued at the lower of last-in, first-out (“LIFO”) cost or market while international inventories are valued at the lower of first-in, first-out (“FIFO”) cost or market.

At November 30, 2001, certain LIFO inventory quantities were lower than their respective prior year levels resulting in liquidations of inventory quantities carried at higher costs prevailing in prior years as compared to current year costs. The effect of this liquidation increased cost of sales by $86 in 2001.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 10 to 40 years for buildings and improvements and 3 to 12 years for machinery and equipment. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense for 2003, 2002 and 2001 was $3,493, $3,061 and $2,618, respectively.

PATENTS, TRADEMARKS AND OTHER PURCHASED PRODUCT RIGHTS

The costs of acquired patents and other purchased product rights are capitalized and amortized over their respective useful lives, generally 5 years. Prior to the adoption of SFAS 142 (see below), trademarks were amortized over 40 years.

Chattem, Inc.

Notes to Consolidated Financial Statements—(Continued)

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and other Intangible Assets” (“SFAS 142”). The provisions of SFAS 142, which were adopted by us on December 1, 2001, require us to discontinue the amortization of the cost of intangible assets with indefinite lives and also require certain fair-value-based tests of the carrying value of indefinite lived intangible assets upon adoption and thereafter at least annually.

Prior to the adoption of SFAS 142, we evaluated whether events and circumstances had occurred that indicated the remaining useful life of long-lived assets might warrant revision or that the remaining balance may not be recoverable. When factors indicated that long-lived assets should have been evaluated for possible impairment, we used an estimate of the future undiscounted net cash flows of the related assets over the remaining lives of the assets in measuring whether the carrying values of long-lived assets were recoverable.

DEBT ISSUANCE COSTS

We have incurred debt issuance costs in connection with our long-term debt. These costs are capitalized and amortized over the term of the related debt. Amortization expense related to debt issuance costs was $1,501, $1,251 and $1,143 in 2003, 2002 and 2001, respectively. Accumulated amortization of these costs was $5,741 and $4,300 at November 30, 2003 and 2002, respectively. Due to prepayments on the Credit Facility (as defined in Note 5) in 2003 and 2002, net debt issuance costs of $145 and $489, respectively, were written off and charged to interest expense included in the Consolidated Statements of Income.

PRODUCT DEVELOPMENT

Product development costs relate primarily to the development of new products and are expensed as incurred. Such expenses were $2,696, $2,126 and $1,664 in 2003, 2002 and 2001, respectively.

ADVERTISING EXPENSES

The cost of advertising is expensed in the fiscal year in which the related advertising takes place. Production and communication costs are expensed in the period in which the related advertising begins running. Advertising expense for 2003, 2002 and 2001 was $50,462, $48,953, and $40,516, respectively. At November 30, 2003 and 2002, we reported $1,334 and $575, respectively, of advertising paid for in 2003 and 2002, which will run or did run in the next fiscal year. These amounts are included in prepaid expenses and other current assets in the Consolidated Balance Sheets.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of our Canadian and United Kingdom (“U.K.”) subsidiaries are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Translation adjustments are accumulated as a separate component of shareholders’ equity. Gains and (losses) which result from foreign currency transactions amounted to $220, $(69) and $(8) for the years ended November 30, 2003, 2002 and 2001, respectively, and are included in the Consolidated Statements of Income.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the

Chattem, Inc.

Notes to Consolidated Financial Statements—(Continued)

reported amounts of revenues and expenses during the reporting period. Several different estimates or methods can be used by management that might yield different results. The following are the significant estimates used by management in the preparation of the consolidated financial statements for the years ended November 30, 2003, 2002 and 2001:

Allowance For Doubtful Accounts

As of November 30, 2003, an estimate was made of the collectibility of the outstanding accounts receivable balances. This estimate requires the utilization of outside credit services, knowledge about the customer and the customer’s industry, new developments in the customer’s industry and operating results of the customer as well as general economic conditions and historical trends. When all these facts are compiled, a judgment as to the collectibility of the individual account is made. Many factors can impact this estimate, including those noted in this paragraph. The adequacy of the estimated allowance may be impacted by the deterioration in the financial condition of a large customer, weakness in the economic environment resulting in a higher level of customer bankruptcy filings or delinquencies and the competitive environment in which the customer operates.

Revenue Recognition

Revenue is recognized when our products are shipped to our customers. It is generally our policy across all classes of customers that all sales are final. As is common in the consumer products industry, customers return products for a variety of reasons including products damaged in transit, discontinuance of a particular size or form of product and shipping errors. As sales are recorded, we accrue an estimated amount for product returns, as a reduction of these sales, based upon our historical experience and any known specific events that affect the accrual. We charge the allowance account resulting from this accrual with any authorized deduction from remittance by the customer or product returns upon receipt of the product.

In accordance with industry practice, we allow our customers to return unsold sun care products (i.e. Bullfrog line of products) at the end of the sun care season. We record the sales at the time the products are shipped and title transfers. At the time of shipment, we also record a reduction in sales and an allowance on our balance sheet for anticipated returns based upon an estimated return level. The level of returns may fluctuate from our estimates due to several factors including weather conditions, customer inventory levels and competitive conditions. Each percentage point change in our return rate would impact our net sales by approximately $100.

During the second quarter of 2003, we revised downward our estimate of returns related to our Sunsource and Bullfrog lines of products by approximately $210, which was included as an increase in net sales in the 2003 consolidated financial statements. The estimate was revised downward due to the stronger than expected performance of certain items in the Sunsource and Bullfrog lines.

We routinely enter into agreements with our customers to participate in promotional programs. These programs generally take the form of coupons, temporary price reductions, scan downs, display activity and participations in advertising vehicles provided uniquely by the customer. The ultimate cost of these programs is often variable based on the number of units actually sold. Estimated unit sales of a product under a promotional program are used to estimate the total cost of the program, which is recorded as a reduction of sales. Actual results can differ from the original estimate. We also consider customer delays in requesting promotional program payments when evaluating the required accrual. Many customers audit programs significantly after the date of performance to determine the actual amount due and make a claim for reimbursement at that time. As a result, changes in the unit sales trends under promotional programs as well as the timing of payments could result in changes in the accrual. During the fourth quarter of 2003, we revised downward our estimate of the promotional accrual related to special events by approximately $1,000, which is included as an increase in net sales in the 2003 consolidated financial statements.

Chattem, Inc.

Notes to Consolidated Financial Statements—(Continued)

Income Taxes

We record income tax expense in our financial statements based on an estimated annual effective income tax rate. During 2003, we revised our estimated income tax rate based on the implementation of state income tax planning strategies. This revision resulted in a decrease in the annual effective income tax rate during fiscal year 2003 to 36%. In addition, we recorded an adjustment of $567, which represents the impact of the reduction of the effective annual tax rate on our deferred tax accounts.

DERIVATIVE FINANCIAL INSTRUMENTS

We have entered into interest rate swap agreements from time to time as a means of managing our interest rate exposure and not for trading purposes. These agreements have the effect of converting a portion of our variable rate obligations to fixed rate obligations. Net amounts paid or received are reflected as adjustments to interest expense. We were not a party to any interest rate swap agreements at November 30, 2003 and 2002. On December 1, 2001 we adopted the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Transactions” (“SFAS 133”). The adoption of SFAS 133 did not have an impact on our financial position, results of operations or cash flows.

CONCENTRATIONS OF CREDIT RISK

Financial instruments, which subject us to concentrations of credit risk, consist primarily of accounts receivable and short-term cash investments. Our exposure to credit risk associated with nonpayment of accounts receivable is affected by conditions or occurrences within the retail industry. As a result, we perform ongoing credit evaluations of our customers’ financial position but generally require no collateral from our customers. Our largest customer accounted for 34%, 28% and 26% of consolidated sales in 2003, 2002 and 2001, respectively. No other customer exceeded 10% of our consolidated sales during the period. Our ten largest customers represented approximately 67% of total revenues during fiscal 2003.

On January 22, 2002, Kmart Corporation (“Kmart”), a customer of ours representing approximately 5% of fiscal 2001 consolidated revenues, filed a petition under Chapter 11 of the United States Bankruptcy Code. This bankruptcy filing did not impact our financial position, results of operations or cash flows for fiscal 2001. At the time of the filing, Kmart owed us approximately $1,200. In the first quarter of fiscal 2002, we established an allowance for doubtful accounts of $1,000 to cover our estimated bad debt related to Kmart. In the second quarter of fiscal 2002, we sold our receivable from Kmart to a financial institution for $367. Kmart emerged from bankruptcy in May 2003. We continue to sell to Kmart at decreased volume levels, and as of November 30, 2003, our receivables from Kmart were approximately $503. We consider the November 30, 2003 balance collectible as substantially all of the balance was collected subsequent to that date.

OTHER CONCENTRATIONS

We purchase raw materials and packaging materials from a number of third party suppliers primarily on a purchase order basis. Except for pamabrom and pyrilamine maleate, active ingredients used in our Pamprin and Premsyn PMS products, we are not limited to a single source of supply for the ingredients used in the manufacture of our products. Net sales of Pamprin and Premsyn PMS products in fiscal 2003 represented approximately 5% of our consolidated total revenues in that year. We believe that our current sources of supply and potential alternative sources will be adequate to meet future product demands.

SHIPPING AND HANDLING COSTS

Shipping and handling costs of $6,310, $5,868 and $5,551 for the years ended November 30, 2003, 2002 and 2001, respectively, are included in selling expenses in our Consolidated Statements of Income.

Chattem, Inc.

Notes to Consolidated Financial Statements—(Continued)

STOCK-BASED COMPENSATION

We account for our stock-based compensation plans under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and follow the disclosure option of SFAS 123, as amended by SFAS 148.

Our 1998 Non-Statutory Stock Option Plan provides for the issuance of up to 1,400 shares of common stock to key employees while the 1999 Non-Statutory Stock Option Plan for Non-Employee Directors allows for the issuance of up to 200 shares of common stock. The 2000 Non-Statutory Stock Option Plan provides for the issuance of up to 1,500 shares of common stock. The 2003 Stock Incentive Plan, which was adopted by our board of directors on January 21, 2003 and was approved by our shareholders at the April 16, 2003 annual shareholders’ meeting, provides for the issuance of up to 1,500 shares of common stock. Options vest ratably over four years and are exercisable for a period of up to ten years from the date of grant.

For SFAS 123 purposes, as amended by SFAS 148, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 2003, 2002 and 2001: expected dividend yield of 0%, expected volatility of 60%, 64% and 65%, respectively, risk-free interest rates of 4.33%, 4.22% and 4.40%, respectively, and expected lives of six years.

Had compensation expense for stock option grants been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS 123, our net income and net income per share would have been adjusted to the pro forma amounts for the years ended November 30, 2003, 2002 and 2001 as indicated below:

	2003	2002	2001
Net income:
As reported	$23,371	$10,023	$15,343
Recognized stock-based compensation costs, net	—	109	326
Fair value method compensation costs, net	(2,879)	(1,808)	(1,770)

Pro forma	$20,492	$8,324	$13,899

Net income per share, basic:
As reported	$1.23	$.54	$.86
Pro forma	$1.08	$.45	$.78
Net income per share, diluted:
As reported	$1.19	$.52	$.85
Pro forma	$1.04	$.43	$.77

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current period’s presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). We adopted SFAS 143 on December 1, 2002. SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. The adoption of SFAS 143 did not have an impact on our financial position, results of operations or cash flows.

Chattem, Inc.

Notes to Consolidated Financial Statements—(Continued)

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”). We adopted SFAS 145 on December 1, 2002. SFAS 145 requires us to include gains and losses on extinguishments of debt as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”. We are also required to reclassify any gain or loss on extinguishment of debt previously classified as an extraordinary item in prior periods presented. SFAS 145 also provides accounting standards for certain lease modifications that have economic effects similar to sale-leaseback transactions and various other technical corrections. The adoption of SFAS 145 did not have an impact on our financial position, results of operations or cash flows, except for a net extraordinary gain of $11,417 in 2001, which was reclassified in the consolidated financial statements in accordance with the provisions of SFAS 145.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). We adopted SFAS 146 on January 1, 2003. SFAS 146 supercedes Emerging Issues Task Force (“EITF”) Issue No. 94-3. SFAS 146 requires that the liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, not at the date of an entity’s commitment to an exit or disposal plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have an impact on our financial position, results of operations or cash flows.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 supercedes Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” and provides guidance on the recognition and disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees. The initial recognition and measurement provisions of FIN 45 are effective for guarantees issued or modified after December 31, 2002 and are to be applied prospectively. The disclosure requirements are effective for financial statements for interim or annual periods ending after December 15, 2002. We had no instruments or guarantees that required additional or enhanced disclosure under FIN 45 at November 30, 2003, except as disclosed in Note 14, and no guarantees issued or modified after December 31, 2002 that required recognition and measurement in accordance with the provisions of FIN 45. The adoption of FIN 45 did not have an impact on our financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation–Transition and Disclosure” (“SFAS 148”). SFAS 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. SFAS 148 also amends Accounting Principles Board Opinion No. 28, “Interim Financial Reporting” to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. We implemented the interim disclosure provision in our first fiscal quarter of 2003. The adoption of SFAS 148 did not have an impact on our financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 requires a company to consolidate a variable interest entity (“VIE”), as defined, when the company will absorb a majority of the VIE’s expected losses, receives a majority of the VIE’s expected residual returns or both. FIN 46 also requires consolidation of existing, non-controlled affiliates if the VIE is unable to

Chattem, Inc.

Notes to Consolidated Financial Statements—(Continued)

finance its operations without investor support, or where the other investors do not have exposure to the significant risks and rewards of ownership. FIN 46 applies immediately to a VIE created or acquired after January 31, 2003. For a VIE created before February 1, 2003, FIN 46 applies in the first fiscal year or interim period beginning after March 15, 2004. Application of FIN 46 is also required in financial statements that have interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003. The adoption of FIN 46 will not have an impact on our financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have an impact on our financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). The statement modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that those instruments be classified as liabilities in a company’s statement of financial position. This statement is effective for our interim periods beginning after June 15, 2003. The adoption of SFAS 150 did not have an impact on our financial position, results of operations or cash flows.

In July 2003, the EITF reached a consensus on Issue No. 03-11, “Reporting Gains and Losses on Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes” (“EITF 03-11”). EITF 03-11 addresses when gains and losses on derivative contracts not held for trading purposes should be reported on a net basis. The adoption of EITF 03-11 did not have an impact on our financial position, results of operations or cash flows.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosure about Pensions and Other Postretirement Benefits” (“SFAS 132”). The revision of SFAS 132 provides for additional disclosures including the description of the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized in interim periods. The revisions of SFAS 132 are effective for financial statements with fiscal years ending after December 15, 2003 and interim periods beginning after December 15, 2003. The adoption of the revised SFAS 132 will not have an impact on our financial position, results of operations or cash flows.

Chattem, Inc.

Notes to Consolidated Financial Statements—(Continued)

(3) SHAREHOLDERS’ EQUITY

COMPUTATION OF EARNINGS PER SHARE

The following table presents the computation of per share earnings for the years ended November 30, 2003, 2002 and 2001, respectively:

	For the year ended November 30,
	2003	2002	2001
NET INCOME:
Income before change in accounting principle	$23,371	$18,900	$15,343
Change in accounting principle	—	(8,877)	—

Net income	$23,371	$10,023	$15,343

NUMBER OF COMMON SHARES:
Weighted average outstanding	18,925	18,607	17,854
Issued upon assumed exercise of outstanding stock options	651	644	190
Effect of issuance of restricted common shares	56	93	32

Weighted average and potential dilutive outstanding (1)	19,632	19,344	18,076

NET INCOME PER COMMON SHARE:
Basic:
Income before change in accounting principle	$1.23	$1.02	$.86
Change in accounting principle	—	(.48)	—

Total basic	$1.23	$.54	$.86

Diluted:
Income before change in accounting principle	$1.19	$.98	$.85
Change in accounting principle	—	(.46)	—

Total diluted	$1.19	$.52	$.85

(1)	Because their effects are anti-dilutive, excludes shares issuable under stock option plans and restricted stock issuance whose grant price was greater than the average market price of common shares outstanding as follows: 104 shares in 2003, 86 shares in 2002 and 960 shares in 2001.

STOCK OPTIONS

We have granted stock options to key employees and non-employee directors under the plans described in Note 2. A summary of the activity of stock options during 2003, 2002 and 2001 is presented below:

	2003		2002		2001
	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price
Outstanding at beginning of year	1,913	$7.05	2,952	$5.43	1,536	$6.25
Granted	816	14.58	430	12.74	1,644	4.98
Exercised	(273)	5.70	(1,335)	5.50	(40)	5.47
Cancelled	(12)	4.94	(134)	5.08	(188)	8.67

Outstanding at end of year	2,444	$9.72	1,913	$7.05	2,952	$5.43

Options exercisable at year-end	579	$7.15	359	$6.41	1,016	$5.65

Weighted average fair value of options granted		$7.95		$7.12		$5.46

Chattem, Inc.

Notes to Consolidated Financial Statements—(Continued)

Compensation expense for stock option grants with exercise prices below the market price at the date of grant is recognized ratably over the vesting period. In 1998, options were granted to purchase 350 shares, which were at market price on the date of approval by the board of directors but at prices below the market price on the date of shareholder approval. Compensation expense recorded for this grant was $0, $175 and $525 in 2003, 2002 and 2001, respectively.

A summary of the exercise prices for options outstanding under our stock-based compensation plans at November 30, 2003 is presented below:

Range of Exercise Prices	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Shares Exercisable	Weighted Average Exercise Price of Shares Exercisable
$ 2.44 - $ 4.25	33	$3.98	4.06	28	$4.08
$ 4.35 - $ 4.94	969	4.93	7.40	275	4.93
$ 6.38 - $ 7.81	227	6.95	5.19	179	6.91
$ 8.44 - $ 9.35	122	8.50	8.26	18	8.44
$ 9.41 - $11.72	7	11.39	8.01	2	11.14
$13.00 - $13.85	32	13.61	8.58	10	13.44
$14.38 - $15.01	953	14.50	9.33	31	14.45
$15.18 - $15.86	21	15.67	8.69	4	15.82
$18.13 - $20.90	80	19.63	7.97	32	18.84

Total	2,444	$9.72	7.99	579	$7.15

PREFERRED SHARES

We are authorized to issue up to 1,000 preferred shares in series and with rights established by the board of directors. At November 30, 2003 and 2002, no shares of any series of preferred stock were issued and outstanding.

EMPLOYEE STOCK OWNERSHIP PLAN

Effective June 1, 1989 we established an Employee Stock Ownership Plan providing for the issuance of up to 720 shares of our common stock. At November 30, 2003, no contributions had been made to the plan.

STOCK SPLIT

On October 29, 2002, our board of directors approved a two-for-one split of our common stock to shareholders of record on November 15, 2002 with a distribution date of November 29, 2002. As a result of the stock split, the number of outstanding shares doubled.

STOCK BUYBACK

(The number of shares is before the two-for-one stock split of our common stock on November 29, 2002, except for shares repurchased in fiscal 2003.)

In fiscal 1999, our board of directors authorized repurchases of our common stock not to exceed $10,000 in the aggregate. In April 2000, our board of directors authorized repurchases of up to an additional $10,000 of our common stock. In January 2003, the board of directors increased to $10,000 the total authorization to repurchase

Chattem, Inc.

Notes to Consolidated Financial Statements—(Continued)

our common stock under the buyback program. Under these authorizations, 172.5 shares at a cost of $3,912 were reacquired in 1999, 876.5 shares at a cost of $9,489 were repurchased in 2000, 14.0 shares at a cost of $174 were reacquired in 2001, 79.2 shares at a cost of $1,650 were repurchased in 2002, and 360.0 shares at a cost of $5,351 were repurchased in 2003. The repurchased shares were retired and returned to unissued. As of November 30, 2003 $4,649 was available for share repurchases under the board of directors current authorization; however, we are limited in our ability to repurchase shares by restrictions under the terms of the indenture with respect to which our 8.875% Senior Notes (as defined in Note 5) were issued and under the terms of the Credit Facility (as defined in Note 5). The amendment to the Credit Facility on August 22, 2003 modified the restrictions to repurchase shares at levels consistent with the current board authorization. In January 2004, the board of directors increased the total authorization to repurchase our common stock under the buyback program to $20,000.

SHAREHOLDER RIGHTS PLAN

On January 26, 2000, our board of directors adopted a Shareholder Rights Plan. Under the plan, rights were constructively distributed as a dividend at the rate of one right for each share of our common stock, without par value, held by shareholders of record as of the close of business on February 11, 2000. As a result of the two-for-one split of our common stock on November 29, 2002, there is now one-half (1/2) right associated with each share of common stock outstanding. Each right initially will entitle shareholders to buy one one-hundredth of a share of a new Series A Junior Participating Preferred Stock at an exercise price of $90.00 per right, subject to adjustment. The rights generally will be exercisable only if a person or group acquires beneficial ownership of 15% or more of our common stock. The rights will expire on February 11, 2010. As of November 30, 2003, no person or group has acquired beneficial ownership of 15% of our common stock, therefore, no rights have been exercised.

RESTRICTED STOCK ISSUANCE

We issued 69, 50 and 200 restricted shares of common stock to certain employees in fiscal 2003, 2002 and 2001, respectively. The market value of these shares on the dates of issuance was $1,000, $1,126 and $993 in 2003, 2002 and 2001, respectively. These amounts are being amortized using the straight-line method over respective four year periods from the date of issuance as additional compensation expense. Amortization was $655, $272 and $134 in 2003, 2002 and 2001, respectively, with the unamortized value of $2,058 and $1,713 being included as a component of shareholders’ equity in the November 30, 2003 and 2002 Consolidated Balance Sheets, respectively. The shares issued in 2003 reduced the number of shares available for issuance under our 2003 Stock Incentive Plan, while the shares issued in 2002 reduced the number of shares available for issuance under our 2000 Non-Statutory Stock Option Plan, and the shares issued in 2001 reduced the shares available for issuance under our 1998 Non-Statutory Stock Option Plan.

Subsequent to November 30, 2003, we granted 70 restricted shares of common stock to certain employees under our 2003 Stock Incentive Plan. The market value of these shares on the date of issuance was $1,399. These shares of common stock will be amortized using the straight-line method over respective four year periods from the date of issuance as additional compensation expense. In addition, these shares will reduce the number of shares available for issuance under our 2003 Stock Incentive Plan.

(4) PATENT, TRADEMARKS AND OTHER PURCHASED PRODUCT RIGHTS

With our adoption of SFAS 142, we obtained independent appraisals to determine the fair values of our intangible assets and compared their fair values with their carrying values to determine the write-down of $8,877, net of income tax benefit of $5,440, or $.46 per diluted share in fiscal 2002. These charges, which are reported in

Chattem, Inc.

Notes to Consolidated Financial Statements—(Continued)

our Consolidated Statements of Income as a cumulative effect of change in accounting principle, relate to our Sunsource product line, which experienced a decline in sales volume since its initial purchase in 1997, and to a lesser degree, our Dexatrim product line, which discontinued the marketing of one of its products in November 2000. After reviewing all pertinent information relating to the revaluation of these intangible assets and performing the annual impairment test as prescribed by SFAS 142 as of November 30, 2003 and 2002, we determined that a revaluation thereof was not required at those dates. The carrying value of trademarks, which are not subject to amortization under the provisions of SFAS 142, was $244,790 and $244,390 as of November 30, 2003 and November 30, 2002, respectively.

If we had not amortized these intangibles during fiscal 2001, income before change in accounting principle and net income for the fiscal year ended November 30, 2001 would have been $3,456 higher than the reported amounts and diluted earnings per share would have been $.19 higher than reported amounts.

The gross carrying amount of intangible assets subject to amortization at both November 30, 2003 and November 30, 2002, which consist primarily of non-compete agreements, was $2,400. The related accumulated amortization of these intangible assets at November 30, 2003 and November 30, 2002, was $1,343 and $1,003, respectively. Amortization of our intangible assets subject to amortization under the provisions of SFAS 142 was $340, $268, and $110 for the years ended November 30, 2003, 2002 and 2001, respectively. Estimated annual amortization expense for these assets for the years ended November 30, 2004, 2005, 2006, 2007 and 2008 is $294, $290, $290, $123 and $40, respectively. Royalty expense related to other purchased product rights for 2003, 2002 and 2001 was $128, $513, and $180, respectively. Amortization and royalty expense are included in advertising and promotion expense in the Consolidated Statements of Income.

(5) LONG-TERM DEBT

Long-term debt consisted of the following at November 30, 2003 and 2002:

	2003	2002
Term loan payable to banks at variable rates of 3.39% and 4.80% as of November 30, 2003 and 2002, respectively	$7,750	$20,000
8.875% Senior Subordinated Notes, due 2008, plus unamortized premium of $138 for 2003 and $170 for 2002	204,676	204,708

Total long-term debt	212,426	224,708
Less: current maturities	7,750	7,250

Total long-term debt, net of current maturities	$204,676	$217,458

On March 28, 2002, we obtained a $60,000 senior secured credit facility from a syndicate of commercial banks led by Bank of America, N.A., as agent (the “Credit Facility”). The Credit Facility includes a $15,000 revolving credit line and a $45,000 term loan. The Credit Facility together with our available cash was used to finance the acquisition of Selsun Blue and was used to provide working capital for general corporate purposes. The $45,000 term loan, which requires principal payments to be made quarterly, and any outstanding loans under the revolving credit line mature on March 28, 2007. Interest on the loans is payable to the bank at the lower of LIBOR plus applicable percentages of 2.25% to 3.0% or a base rate (the higher of the federal funds rate plus 0.5% or the prime rate) plus applicable percentages of 0.375% to 0.5%. The aforementioned applicable percentages are calculated based on our leverage. As of November 30, 2003, the variable rate on the term loan was 3.39%. No revolving credit loans or letters of credit were outstanding as of November 30, 2003. The Credit Facility is secured by the stock of our domestic subsidiaries and all of our present and future assets excluding real property. The Credit Facility contains covenants, representations, warranties and other agreements by us that are

Chattem, Inc.

Notes to Consolidated Financial Statements—(Continued)

customary in credit agreements and security instruments relating to financings of this type. The significant covenants include fixed charge coverage ratio, leverage ratio, senior leverage ratio and net worth calculations. We will be required to pay the remaining balance of the Credit Facility of $7,750 by April 2004 due to an excess cash flow mandatory prepayment calculation under the Credit Facility. After scheduled payments in December 2003 and March 2004, only $3,750 will be remaining and due for this mandatory prepayment. On August 22, 2003, the Credit Facility was amended to revise the restrictions on the amount of capital expenditures allowed and the dollar amount of our common stock we can purchase, redeem, acquire or retire. In addition, on November 30, 2003, a second amendment to the Credit Facility revised the restrictions on obligations under operating leases.

On January 17, 2001, we completed the consent solicitation and tender offer pursuant to which we retired $70,462 of the principal amount of our 8.875% Senior Subordinated Notes due 2008 (“8.875% Senior Notes”) and $7,397 of the principal amount of our 12.75% Senior Subordinated Notes due 2004 (“12.75% Senior Notes”). Total consideration paid for the consent solicitation and tender offer was $64,937, which was provided by the proceeds of our divestiture of the Ban product line in fiscal 2000. On June 15, 2001, we retired all of the remaining outstanding principal balance of $21,748 of the 12.75% Senior Notes. The retirement of these amounts in 2001 resulted in a net gain of $11,417, which is reported as a net gain on early extinguishment of debt in our Consolidated Statements of Income.

Our 8.875% Senior Notes mature on April 1, 2008, and interest is payable semi-annually on April 1 and October 1 of each year. The 8.875% Senior Notes are subordinated in right of payment to all of our existing and future senior debt. The 8.875% Senior Notes, which were registered under the Securities Act of 1933, were callable April 1, 2003, after which the 8.875% Senior Notes may be redeemed at our option at redemption prices during the twelve-month period beginning each April 1 at 104.44% in 2003, 102.96% in 2004, 101.48% in 2005 and 100% in 2006 and thereafter (expressed as percentages of principal amount) plus accrued and unpaid interest thereon to the applicable redemption date. Upon the occurrence of certain events constituting a change of control, the holders of the 8.875% Senior Notes may require us to repurchase the 8.875% Senior Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest. The 8.875% Senior Notes are guaranteed by Signal Investment & Management Co., and SunDex, LLC, both of which are wholly-owned subsidiaries.

The 8.875% Senior Notes are issued under an indenture with an indenture trustee, which restricts, among other things, the ability of Chattem and its subsidiaries to (i) incur additional indebtedness, (ii) pay dividends, (iii) sell or issue capital stock of a subsidiary, (iv) create encumbrances on the ability of any subsidiary to pay dividends or make other restricted payments, (v) engage in certain transactions with affiliates, (vi) dispose of certain assets, (vii) merge or consolidate with or into, or sell or otherwise transfer all or substantially all their properties and assets as an entirety to another person, or (viii) create additional liens.

Future maturities of long-term debt are as follows:

2004	$7,750
2005	—
2006	—
2007	—
2008	204,538

212,288
Unamortized premium	138

$212,426

Chattem, Inc.

Notes to Consolidated Financial Statements—(Continued)

Cash interest payments during 2003, 2002 and 2001 were $19,043, $19,317 and $23,408 respectively.

(6) FAIR VALUE OF FINANCIAL INSTRUMENTS

Unless otherwise indicated elsewhere in the Notes to the Consolidated Financial Statements, the carrying value of our financial instruments approximates fair value.

At November 30, 2003, the carrying value of the 8.875% Senior Notes exceeded their estimated fair value by approximately $2,529. The fair value was estimated based on quoted market prices for the same or similar issues.

(7) INCOME TAXES

The provision for income taxes from income before change in accounting principle includes the following components for the years ending November 30, 2003, 2002 and 2001:

	2003	2002	2001
Current:
Federal	$4,044	$7,948	$(1,065)
State	667	909	(683)
Deferred	7,549	2,725	11,362

	$12,260	$11,582	$9,614

As of November 30, 2003, we had a foreign tax credit of $1,245, which will expire over five years primarily in fiscal 2006 through 2008, and a state net operating loss carryforward of $610, which will expire in 2023 if unused. In 2003, 2002 and 2001 income tax benefits attributable to employee stock option transactions of $1,259, $4,453 and $37, respectively, were allocated to shareholders’ equity.

Deferred income tax assets and liabilities reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting and income tax reporting purposes. Temporary differences and carryforwards, which give rise to deferred tax assets and liabilities at November 30, 2003 and 2002, are as follows:

	2003	2002
Deferred tax assets:
Allowances and accruals	$496	$676
Inventory reserve	224	274
Accrued promotional expenses	1,033	1,697
Allowance for product returns	489	1,144
State net operating loss carryforwards	610	—
Accrued postretirement health care benefits	608	625
Other	2,709	676

Gross deferred tax assets	6,169	5,092

Deferred tax liabilities:
Depreciation and amortization	25,833	19,590
Prepaid advertising	478	218
Inventory	181	196
Other	3,032	1,816

Gross deferred tax liabilities	29,524	21,820

Net deferred liability	$23,355	$16,728

Chattem, Inc.

Notes to Consolidated Financial Statements—(Continued)

The deferred provision for income taxes excludes the tax effect of the minimum pension liability adjustment of $922, which is included in the Consolidated Statements of Shareholders’ Equity.

The difference between the provision for income taxes and the amount computed by multiplying income before income taxes and change in accounting principle by the United States statutory rate for the years ended November 30, 2003, 2002 and 2001 is summarized as follows:

	2003	2002	2001
Expected federal tax provision	$12,471	$10,669	$8,735
State income taxes, net of federal income tax benefit	433	591	1,169
Other, net	(644)	322	(290)

	$12,260	$11,582	$9,614

Income taxes paid in 2003, 2002 and 2001 were $4,345, $4,137 and $1,261, respectively. We received income tax refunds of $434, $1,044 and $4,747 during 2003, 2002 and 2001, respectively.

(8) SUPPLEMENTAL FINANCIAL INFORMATION

Inventories consisted of the following at November 30, 2003 and 2002:

	2003	2002
Raw materials and work in process	$9,740	$9,104
Finished goods	9,507	11,392
Excess of current cost over LIFO value	(1,688)	(1,727)

Total inventories	$17,559	$18,769

International inventories included above are valued on a lower of FIFO cost or market and were $2,848 and $2,896 at November 30, 2003 and 2002, respectively.

Property, plant and equipment consisted of the following at November 30, 2003 and 2002:

	2003	2002
Land	$886	$886
Buildings and improvements	8,005	5,956
Machinery and equipment	49,610	46,537
Construction in progress	946	866

Total property, plant and equipment	59,447	54,245
Less – accumulated depreciation	(30,725)	(27,587)

Property, plant and equipment, net	$28,722	$26,658

Chattem, Inc.

Notes to Consolidated Financial Statements—(Continued)

Accrued liabilities consisted of the following at November 30, 2003 and 2002:

	2003	2002
Interest	$3,115	$3,366
Salaries, wages and commissions	3,604	3,739
Product advertising and promotion	5,348	7,524
Product acquisitions and divestitures	205	737
Property and other taxes	363	(101)
Consulting fees	301	747
Legal fees	103	789
Insurance	1,151	934
Pension	1,040	—
Other	758	1,275

Total accrued liabilities	$15,988	$19,010

(9) ACQUISITION OF SELSUN BLUE

On March 28, 2002, we acquired Selsun Blue, a line of medicated dandruff shampoos, from Abbott Laboratories (“Abbott”) for $75,000 plus inventories of $1,380 and assumed liabilities of $1,178. This acquisition includes worldwide rights (except India) to manufacture, sell and market Selsun Blue, which is marketed internationally as Selsun, plus related intellectual property and certain manufacturing equipment. Abbott, or manufacturers under contract to Abbott, manufactured the product for us domestically until June 2003 and internationally will manufacture the product for us, except in North America and a few foreign countries, until the end of March 2004. We have entered into an amendment to the manufacturing agreement with Abbott under which Abbott will continue to manufacture Selsun for the European, Middle East and certain Latin American markets for up to an additional two year period ending March 2006. Abbott will also continue to serve as our distributor for Selsun in certain other foreign countries under separate distribution agreements. All of our Selsun Blue North American product lines are presently being manufactured at our Chattanooga facilities. We generally pay Abbott a fee of 10% over standard manufacturing costs until we assume manufacturing or enter into our own third party agreements. This fee will increase to 20% for markets supplied by Abbott manufacturing facilities after March 2004. Abbott is also marketing, selling and distributing Selsun products for us in certain foreign countries until we satisfy various foreign regulatory requirements, new distributors are in place and any applicable marketing permits are transferred. During the transition period, Abbott initially pays us a royalty equal to 28% of international sales of Selsun in these countries with the royalty reduced to 14% of international sales in certain countries if foreign regulatory requirements are satisfied prior to our assumption of sales and marketing responsibility in such countries. Abbott pays all costs and expenses related to the manufacture, marketing and sales of Selsun in these countries. As we assume responsibility for the sales and marketing effort in a country, the royalty arrangement with respect to such country terminates. We then record these international sales directly as well as the costs and expenses associated with these sales. In certain international markets, we have licensed Selsun to a distributor and receive a royalty based on a percentage of the distributor sales of Selsun in that market. We have completed the transition in most of the significant markets and expect to complete the transition for the remaining key markets by the end of March 2004.

Chattem, Inc.

Notes to Consolidated Financial Statements—(Continued)

The following unaudited consolidated pro forma information assumes the acquisition of Selsun Blue had occurred at the beginning of the periods presented:

PRO FORMA CONSOLIDATED RESULTS OF OPERATIONS (Unaudited)

	For the Year Ended November 30,
	2002	2001
Total revenues	$233,847	$221,817
Income before change in accounting principle	19,441	20,751
Net income .	10,564	20,751
Earnings per share – basic:
Income before change in accounting principle	1.04	1.16
Net income	.57	1.16
Earnings per share – diluted:
Income before change in accounting principle	1.00	1.15
Net income	0.55	1.15

(10) RETIREMENT PLANS

We have a noncontributory defined benefit pension plan (“the Plan”), which covers substantially all employees. The Plan provides benefits based upon years of service and the employee’s compensation. Our contributions are based on computations by independent actuaries. Plan assets at November 30, 2003 and 2002 were invested primarily in United States government and agency securities and corporate debt and equity securities. In October 2000, our board of directors adopted an amendment to the Plan that freezes benefits of the Plan and prohibits new entrants to the Plan effective December 31, 2000. In 2001, a curtailment loss of $179 resulted from benefits paid exceeding interest costs.

Net periodic pension cost for the years ended November 30, 2003, 2002 and 2001 comprised the following components:

	2003	2002	2001
Service cost	$—	$—	$—
Interest cost on projected benefit obligation	606	564	549
Actual return on plan assets	(629)	(1,700)	(1,018)
Net amortization and deferral	(142)	1,120	425
Curtailment loss	—	—	179

Net pension cost (benefit)	$(165)	$(16)	$135

The change in the projected benefit obligation resulted from the following components for the years ended November 30, 2003 and 2002:

	2003	2002
Projected benefit obligation, beginning of year	$9,054	$8,195
Interest cost	606	564
Actuarial loss	1,182	722
Benefits paid	(606)	(427)

Projected benefit obligation, end of year	$10,236	$9,054

Chattem, Inc.

Notes to Consolidated Financial Statements—(Continued)

The change in Plan assets resulted from the following components for the years ended November 30, 2003 and 2002:

	2003	2002
Fair value of plan assets, beginning of year	$9,173	$7,821
Actual return on plan assets	629	1,700
Employer contribution	—	79
Benefits paid	(606)	(427)

Fair value of plan assets, end of year	$9,196	$9,173

The following table sets forth the funded status of the Plan as of November 30, 2003 and 2002:

	2003	2002
Plan assets at fair market value	$9,196	$9,173
Projected benefit obligation	10,236	9,054

Funded status	(1,040)	119
Unrecognized net loss	2,562	1,238

Prepaid pension costs	1,522	1,357
Minimum pension liability adjustment – other comprehensive income	(2,562)	—

Net pension asset (liability) recognized in balance sheets at end of year	$(1,040)	$1,357

The discount rate used in determining the actuarial present value of the projected benefit obligation was 6.25% and 6.75% in 2003 and 2002, respectively. The expected long-term rate of return on plan assets was 8% and 9% in 2003 and 2002, respectively. As of November 30, 2003, we had 70 shares of our common stock in the Plan with a fair value of $1,121.

We have a defined contribution plan covering substantially all employees. Eligible participants can contribute up to 15% of their annual compensation and receive a 25% matching employer contribution on the first 6% of compensation contributed by participants. The defined contribution plan expense was $206, $190 and $180 in 2003, 2002 and 2001, respectively. In fiscal 2001, we enhanced our savings investment plan to include an additional 3% employer contribution made on behalf of eligible participants. This additional employer contribution was $672, $608 and $492 in 2003, 2002 and 2001, respectively.

(11) ACCRUED POSTRETIREMENT HEALTH CARE BENEFITS

We maintain certain postretirement health care benefits for eligible employees. Employees become eligible for these benefits if they meet certain age and service requirements. We pay a portion of the cost of medical benefits for certain retired employees over the age of 65. Effective January 1, 1993, our contribution is a service-based percentage of the full premium. We pay these benefits as claims are incurred.

Chattem, Inc.

Notes to Consolidated Financial Statements—(Continued)

Net periodic postretirement health care benefits cost for the years ended November 30, 2003, 2002 and 2001 included the following components:

	2003	2002	2001
Service cost	$58	$50	$40
Interest cost on accumulated postretirement benefit obligation	80	72	75
Amortization of prior service cost	15	15	15
Amortization of net gain	(31)	(41)	(44)

Net periodic postretirement benefits cost	$122	$96	$86

The change in the accumulated benefit obligation resulted from the following components for the years ended November 30, 2003 and 2002:

	2003	2002
Accumulated benefit obligation, beginning of year	$1,106	$1,075
Service cost	58	50
Interest cost	80	72
Actuarial loss (gain)	104	(21)
Benefits paid	(32)	(70)

Accumulated benefit obligation, end of year	$1,316	$1,106

The following table sets forth the funded status of the plan at November 30, 2003 and 2002:

	2003	2002
Accumulated benefit obligation	$1,316	$1,106
Fair value of plan assets	—	—

Funded status	(1,316)	(1,106)
Unrecognized prior service cost	101	114
Unrecognized actuarial gain	(474)	(610)

Accrued postretirement benefits cost	$(1,689)	$(1,602)

For measurement purposes in 2002, a 6% annual rate of increase in the per capita cost of covered health care benefits was assumed in 2002. For measurement purposes in 2003, the trend rate for periods prior to November 30, 2002 was assumed to be 10% decreasing 2% per year to an ultimate level of 5% by 2006, and the trend rate, effective November 30, 2002, was assumed to be 12% for 2004 decreasing 1% per year to an ultimate level of 5% by 2011. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.75% at November 30, 2003 and 2002, respectively. Due to premium caps in place which limit our expense, a 1% increase in the assumed health care cost trend rate would not affect the accumulated postretirement benefit obligation as of November 30, 2003 or the aggregate of the service and interest cost components of the net annual postretirement benefit cost for the year ended November 30, 2003.

Chattem, Inc.

Notes to Consolidated Financial Statements—(Continued)

(12) PRODUCT AND GEOGRAPHICAL SEGMENT INFORMATION

We currently operate in only one primary segment – OTC health care. This segment includes topical analgesics, medicated skin care, dietary supplement, medicated dandruff shampoo and other OTC products.

Geographical segment information is as follows for the years ended November 30, 2003, 2002 and 2001:

	2003	2002	2001
Revenues:
Domestic	$209,874	$202,074	$167,256
International (1)	23,875	21,042	13,910

Total	$233,749	$223,116	$181,166

Long-Lived Assets (2)
Domestic	$274,217	$272,129	$211,252
International	352	316	396

Total	$274,569	$272,445	$211,648

(1)	International sales include export sales from United States operations and royalties from international sales of Selsun. These royalties were $1,222 and $2,327 for the years ended November 30, 2003 and 2002, respectively.
(2)	Consists of book value of property, plant, equipment, trademarks and other product rights.

Net sales of our domestic product categories within our single healthcare business segment is as follows for the years ended November 30, 2003, 2002 and 2001:

	2003	2002	2001
Revenues:
Topical analgesics	$58,594	$61,219	$51,448
Medicated skin care products	56,528	51,355	46,989
Dietary supplements	37,420	41,968	36,760
Medicated dandruff shampoos	28,351	15,076	—
Other OTC and toiletry products	28,981	32,456	32,059

Total	$209,874	$202,074	$167,256

(13) COMMITMENTS AND CONTINGENCIES

GENERAL LITIGATION

We are named as a defendant in a number of lawsuits involving claims by plaintiffs alleging that the plaintiffs were injured as a result of ingestion of products containing phenylpropanolamine (“PPA”), which was an active ingredient in most of our Dexatrim products until November 2000. Most of the lawsuits seek an unspecified amount of compensatory damages, as well as exemplary damages or punitive damages. The lawsuits that are federal cases have now been transferred to the United States District Court for the Western District of Washington before United States District Judge Barbara Jacobs Rothstein (In Re Phenylpropanolamine (“PPA”) Products Liability Litigation, MDL No. 1407). The remaining cases are state court cases that have been filed in a number of different states (See Note 15).

Chattem, Inc.

Notes to Consolidated Financial Statements—(Continued)

We believe that approximately 60% of the existing lawsuits in which we were named as a defendant represent cases involving alleged injuries by products manufactured and sold prior to our acquisition of Dexatrim in December 1998. We are being defended in these lawsuits and are indemnified from liability by The DELACO Company, Inc. (“DELACO”), successor to Thompson Medical Company, Inc., which owned Dexatrim prior to December 1998. We understand that DELACO maintains product liability insurance coverage for products manufactured and sold prior to December 1998 with annual limits of coverage and has an excess liability policy but otherwise has only nominal assets. We further understand that DELACO’s insurance carriers are disputing their responsibility for such coverage. It is uncertain whether DELACO will be able to indemnify us for such claims and even if it is able to do so, it is unlikely that DELACO will be able to indemnify us beyond its insurance coverage. In addition, we cannot assure you that the insurance maintained by DELACO will be sufficient to cover claims related to products manufactured or sold prior to our acquisition of Dexatrim or that ultimately we will not be held liable for these claims. Our product liability insurance, as described below, would not apply to claims arising from products manufactured and sold prior to our acquisition of Dexatrim. In addition to indemnification from DELACO, we will also seek to defend ourselves in these lawsuits on the basis that we did not manufacture and sell products containing PPA prior to December 1998. (See Note 15).

On December 19, 2003, we entered into a memorandum of understanding with the Plaintiffs’ Steering Committee (“PSC”) in In re Phenylpropanolamine (“PPA”) Products Liability Litigation, MDL 1407, pending before the United States District Court for the Western District of Washington (the “Memorandum of Understanding”). The Memorandum of Understanding memorializes certain settlement terms concerning lawsuits relating to Dexatrim products containing PPA. We are currently negotiating with the PSC on the terms of a settlement agreement that will supercede the Memorandum of Understanding. The Memorandum of Understanding contemplates that we will commence a national class action settlement of all Dexatrim PPA claims in the first quarter of 2004. We will then seek final approval of the settlement terms at a fairness hearing. Claims would be settled pursuant to an agreed upon settlement matrix that is designed to evaluate and place settlement values on cases. If the class settlement is approved, it is expected that a judgment will be entered, and we will pay the finally determined amount of the settlement into a trust fund. We will then publish notice of the final settlement and details on how plaintiffs can submit claims and the deadlines for making such claims. Claims would be settled in the class action pursuant to an agreed upon settlement matrix that is designed to evaluate and place settlement values on cases. If we are able to complete a final settlement agreement and successfully obtain approval from the court in each of the foregoing steps, which we presently believe we will be able to do, it is expected that final approval of the class settlement and funding of the settlement trust fund will occur during the second half of 2004.

Based upon the Memorandum of Understanding and the settlement matrix, Multidistrict Litigation (“MDL”) Judge Barbara J. Rothstein has entered a stay of discovery in all federal court Dexatrim PPA cases to allow the PSC and us to negotiate a final settlement agreement and for us to then file our class action settlement. We will seek a similar stay in the state court cases. Approximately 70% of our cases are included in the MDL. We expect many of our cases pending in state courts will join in the settlement discussed above. Judge Rothstein ordered that the Dexatrim case scoring system and settlement matrix remain confidential until a final settlement agreement is entered.

Since the terms of the preliminary settlement in the PPA litigation are not final or binding, we cannot assure you that we will be able to reach a final settlement or that if a final settlement is reached, the terms will be approved by the court. If the settlement is approved, we believe that the settlement will include a substantial majority of the claims by users of Dexatrim products containing PPA, otherwise some claims may elect to “opt out” of any class settlement and will continue to pursue claims for damages against us in separate lawsuits. We

Chattem, Inc.

Notes to Consolidated Financial Statements—(Continued)

cannot estimate at this time how many claims will opt out or whether such claims will result in significant additional liability for us. To the extent the number of opt outs are deemed excessive relative to the total number of claims, as determined by the final settlement agreement, we reserve the right to terminate the settlement.

Although we believe a liability existed as of November 30, 2003 related to our PPA litigation, since the terms of the settlement are preliminary, we are not able to reasonably estimate the amount of such liability at November 30, 2003 and have made no provision for this liability in our consolidated financial statements. In addition, we currently expect to use most of our product liability insurance coverage available for the PPA litigation and certain of our cash on hand to make the initial funding of the settlement trust. To the extent the amount in the settlement trust is ultimately insufficient to fully fund the settlement, we may be required to make additional contributions to the trust fund in the future. If we are required to fund significant other liabilities beyond the initial settlement amount, either pursuant to the terms of the settlement as a result of litigation or otherwise, we will have significantly fewer sources of funds with which to satisfy such liabilities, and we may be unable to do so. Moreover, if the settlement is not approved, we may not have sufficient funds to satisfy all claims against us.

We have reached an agreement with Kemper Indemnity Insurance Company (“Kemper”) to settle Kemper’s lawsuit that sought to rescind our policy for $50,000 of excess coverage for product liability claims. After giving effect to the settlement with Kemper, we will have available for the claims against us related to the PPA litigation through our first three layers of insurance coverage approximately $60,000 of the $77,000 of product liability coverage provided by these policies. The $60,000 of available coverage consists of $37,500 of insurance under the Kemper policy and approximately $22,500 under policies with two other insurance companies. Coverage under these policies is available to us for injuries related to Dexatrim containing PPA occurring after our acquisition of Dexatrim in December 1998 and prior to May 31, 2001, if the claims are made before May 31, 2004. Injuries occurring before December 1998 or after May 31, 2001, or claims made after May 31, 2004 would not be covered by these insurance policies. We currently have a number of claims relating to inquiries occurring prior to December 1998 for which we will seek indemnification from DELACO and one claim in which there are multiple PPA manufacturers as defendants that relate to injuries occurring after May 31, 2001. We believe we have meritorious defenses to these claims and are aggressively defending them. Our insurance policies are subject to certain other limitations that are generally customary for policies of this type.

We continue to aggressively defend an action brought by Interstate Fire & Casualty Company (“Interstate”) to rescind its $25,000 of excess coverage for product liability and pursue our available remedies at law against Interstate. We cannot assure that we will be successful in retaining such excess coverage. The Interstate policy is in excess of the product liability insurance described above. In the event the $60,000 of insurance funds are exhausted under the PPA settlement or otherwise, coverage under the Interstate policy would not be available until we have paid the $17,000 difference up to $77,000. We currently expect to use most of our product liability insurance coverage available for the PPA litigation to make the initial funding of the proposed PPA settlement trust.

We maintain a significantly lower level of insurance coverage for all other potential claims relating to our products including Dexatrim products containing ephedrine. Our existing product liability insurance coverage for all of our other products, including Dexatrim products containing ephedrine, consists of $10,000 of self-insured coverage through our captive insurance subsidiary, of which approximately $3,600 is currently funded, and a total of $30,000 of excess coverage through third party insurers.

We have been named as defendant in two lawsuits alleging that the plaintiffs were injured as a result of the ingestion of Dexatrim containing ephedrine. We have also been named in a class action filed in the United States

Chattem, Inc.

Notes to Consolidated Financial Statements—(Continued)

District Court for the Southern District of New York seeking certification of a class consisting of New York residents who have purchased Dexatrim Results or Dexatrim Natural since January 2000. The class action lawsuit seeks compensatory and punitive damages arising out of allegedly false advertising in connection with the sale of Dexatrim Results and Dexatrim Natural products. None of the plaintiffs in this action have alleged personal injury as a result of the ingestion of a Dexatrim product. We intend to vigorously defend all of these lawsuits.

On December 30, 2003, the United States Food and Drug Administration (“FDA”) issued a consumer alert on the safety of dietary supplements containing ephedrine alkaloids and is expected to publish a final rule with respect to these products shortly. The final rule is expected to prohibit the sale of dietary supplements containing ephedrine alkaloids because such supplements present an unreasonable risk of illness or injury. The final rule is expected to become effective in the spring of 2004. Although we discontinued the manufacturing and shipment of Dexatrim containing ephedrine in September 2002, the FDA’s final rule may result in lawsuits in addition to those we currently have being filed against us alleging damages related to the use or purchase of Dexatrim containing ephedrine (See Note 15).

Effective on or about May 1, 2003, we and other retail and manufacturing defendants reached a settlement without admission of liability or violation of law in a lawsuit brought in the Superior Court of the State of California, County of San Francisco, by Citizens for Responsible Business, Inc. alleging our failure to comply with newly-added provisions of the Federal Food, Drug and Cosmetic Act with respect to the labeling of products purporting to contain “ginseng” in violation of the California Business and Professional Code. The settlement amount was not material to our financial position, results of operations or cash flows. Under the terms of the settlement, the plaintiffs provided a general release to us and all of our suppliers, distributors and retailers with respect to all of our products, while we are prohibited from shipping after July 1, 2003 products containing “Siberian Ginseng” that do not comply with the new labeling requirements.

Other claims, suits and complaints arise in the ordinary course of our business involving such matters as patents and trademarks, product liability, environmental matters and other alleged injuries or damage. The outcome of such litigation cannot be predicted, but, in the opinion of management, based in part upon the opinion of counsel, all such other pending matters are without merit or are of such kind or involve such other amounts as would not have a material adverse effect on our financial position, results of operations or cash flows if disposed of unfavorably.

REGULATORY

The FDA, the Drug Enforcement Administration and a number of state and local governments have enacted or proposed restrictions or prohibitions on the sale of products that contain ephedrine. Ephedrine can refer to the herbal substance derived from the plant ephedra or the plant heart leaf, which, until September 2002, was used in the manufacturing of some forms of Dexatrim Natural and Dexatrim Results, or synthetic ephedrine, an FDA regulated ingredient used in some OTC drug products, which has not been used in our products. These restrictions include the prohibition of OTC sales, required warnings or labeling statements, record keeping and reporting requirements, the prohibition of sales to minors, per transaction limits on the quantity of product that may be purchased and limitations on advertising and promotion. The enactment of further restrictions or prohibitions on sales, the perceived safety concerns related to ephedrine and the possibility of further regulatory action could result in an increase in the number of ephedrine related lawsuits filed including ones in which we are named as a defendant.

In 1997, the FDA published a proposed rule on the use of dietary supplements containing ephedrine alkaloids. In June 2002, the United States Department of Health and Human Services (“HHS”) proposed an

Chattem, Inc.

Notes to Consolidated Financial Statements—(Continued)

expanded scientific evaluation of ephedra which led to the issuance of a report by the RAND-based Southern California Evidence-Based Practice Center (the “RAND Report”). The RAND Report concluded that ephedrine, ephedrine plus caffeine and ephedra-containing dietary supplements with or without herbs containing caffeine all promote modest amounts of weight loss over the short term and use of ephedra or ephedrine plus caffeine is associated with an increased risk of gastrointestinal, psychiatric and autonomic symptoms. The adverse event reports contained a smaller number of more serious adverse events. Given the small number of such events, the RAND Report concluded that further study would be necessary to determine whether consumption of ephedra or ephedrine may be causally related to these serious adverse events. In connection with the RAND Report, HHS has sought public comment on whether additional measures are required concerning the sale and distribution of dietary supplements containing ephedrine alkaloids.

On December 30, 2003, the FDA issued a consumer alert on the safety of dietary supplements containing ephedrine alkaloids and is expected to publish a final rule with respect to these products shortly. The final rule is expected to prohibit the sale of dietary supplements containing ephedrine alkaloids because such supplements present an unreasonable risk of illness or injury. The final rule is expected to become effective in the spring of 2004. Although we discontinued the manufacturing and shipment of Dexatrim containing ephedrine in September 2002, the FDA’s final rule may result in lawsuits in addition to those we currently have being filed against us alleging damages related to the use or purchase of Dexatrim containing ephedrine (See Note 15).

Negative publicity relating to the possible harmful effects of ephedrine and the possibility of further regulatory action to restrict or prohibit the sale of products containing ephedrine resulted in a return of products from retailers in fiscal 2003 for which we initially provided a $750 allowance. At this time, we believe we have received returns representing substantially all Dexatrim with ephedrine. In the fourth quarter of fiscal 2003, the unused portion of the returns allowance for Dexatrim containing ephedrine of $235 was recorded as a reduction of cost of sales.

We were notified in October 2000 that the FDA denied a citizen petition submitted by Thompson Medical Company, Inc., the previous owner of Sportscreme and Aspercreme. The petition sought a determination that 10% trolamine salicylate, the active ingredient in Sportscreme and Aspercreme, was clinically proven to be an effective active ingredient in external analgesic OTC drug products and should be included in the FDA’s yet-to-be finalized monograph for external analgesics. We have met with the FDA and submitted a proposed protocol study to evaluate the efficacy of 10% trolamine salicylate as an active ingredient in OTC external analgesic drug products. We are working to develop alternate formulations for Sportscreme and Aspercreme in the event that the FDA does not consider the available clinical data to conclusively demonstrate the efficacy of trolamine salicylate when the OTC external analgesic monograph is finalized. If 10% trolamine salicylate is not included in the final monograph, we would likely be required to discontinue these products as currently formulated and remove them from the market after expiration of an anticipated grace period. If this occurred, we believe we could still market these products as homeopathic products and could also reformulate them using ingredients included in the FDA monograph.

Certain of our topical analgesic products are currently marketed under an FDA tentative final monograph. The FDA has recently proposed that the final monograph exclude external analgesic products in patch, plaster, or poultice form, unless the FDA receives additional data supporting the safety and efficacy of these products. On October 14, 2003, we submitted to the FDA information regarding the safety of our Icy Hot patches and arguments to support our product’s inclusion in the final monograph. We have also participated in an industry effort coordinated by Consumer Healthcare Products Association (“CHPA”) to establish with the FDA a protocol of additional research that will allow the patches to be marketed under the final monograph even if the final monograph does not explicitly allow them. The CHPA submission to FDA was made on October 15, 2003. This

Chattem, Inc.

Notes to Consolidated Financial Statements—(Continued)

additional research may require a considerable amount of expensive testing and data analysis by expert consultants. Some of this cost may be shared with other patch manufacturers. We believe that the monograph is unlikely to become final and take effect before May 2005. If neither action described above is successful and the final monograph excludes such products, we will have to file a new drug application (“NDA”) in order to continue to market the Icy Hot Patch or similar delivery systems under our other topical analgesic brands. In such case, we would have to remove the existing product from the market as of one year from the effective date of the final monograph, pending FDA review and approval of an NDA. The preparation of an NDA would likely take us six to 18 months and would be expensive. It typically takes the FDA at least 12 months to rule on the NDA once it is submitted.

We have responded to certain questions with respect to efficacy received from the FDA in connection with clinical studies for pyrilamine maleate, one of the active ingredients used in certain of the Pamprin and Premsyn PMS products. While we addressed all of the FDA questions in detail, the final monograph for menstrual drug products, which has not yet been issued, will determine if the FDA considers pyrilamine maleate safe and effective for menstrual relief products. We have been actively monitoring the process and do not believe that either Pamprin or Premsyn PMS will be materially adversely affected by the FDA review. We believe that any adverse finding by the FDA would likewise affect our principal competitors in the menstrual product category. We are also aware of the FDA’s concern about the potential toxicity due to concomitant use of OTC and prescription drugs that contain the ingredient acetaminophen, an ingredient also found in Pamprin and Premsyn PMS. We are participating in an industry-wide effort to reassure the FDA that the current recommended dosing regimen is safe and effective and that proper labeling and public education by both OTC and prescription drug companies are the best policies to abate the FDA’s concern. There can be no assurance as to what action, if any, the FDA may take with respect to acetaminophen.

Our business is also regulated by the California Safe Drinking Water and Toxic Enforcement Act of 1986, known as Proposition 65. Proposition 65 prohibits businesses from exposing consumers to chemicals that the state has determined cause cancer or reproduction toxicity without first giving fair and reasonable warning unless the level of exposure to the carcinogen or reproductive toxicant falls below prescribed levels. From time to time, one or more ingredients in our products could become subject to an inquiry under Proposition 65. If an ingredient is on the state’s list as a carcinogen, it is possible that a claim could be brought, in which case we would be required to demonstrate that exposure is below a “no significant risk” level for consumers. Any such claims may cause us to incur significant expense, and we may face monetary penalties or injunctive relief, or both, or be required to reformulate our product to acceptable levels. The State of California under Proposition 65 is also considering the inclusion of titantium dioxide on the state’s list of suspected carcinogens. Titantium dioxide has a long history of widespread use as an excipient in prescription and OTC pharmaceuticals, cosmetics, dietary supplements and skin care products and is an active ingredient in our Bullfrog Superblock products. We have participated in an industry-wide submission to the State of California, facilitated through the CHPA, presenting evidence that titantium dioxide presents “no significant risk” to consumers.

Chattem, Inc.

Notes to Consolidated Financial Statements—(Continued)

LEASES

The minimum rental commitments under all noncancelable operating leases, primarily real estate, in effect at November 30, 2003 are as follows:

2004	$407
2005	297
2006	287
2007	277
2008	209
Thereafter	1,192

$2,669

Rental expense was $1,676, $1,394 and $1,442 for 2003, 2002 and 2001, respectively.

(14) CONSOLIDATING FINANCIAL STATEMENTS

The condensed consolidating financial statements, for the dates or periods indicated, of Chattem, Signal Investment & Management Co. (“Signal”) and SunDex, LLC. (“SunDex”), the guarantors of the long-term debt of Chattem, and the non-guarantor wholly-owned subsidiary companies of Chattem are presented below. Signal and SunDex are wholly-owned subsidiaries of Chattem; the guarantee of Signal and SunDex is full and unconditional and joint and several. The guarantee of Signal and SunDex arose in conjunction with Chattem’s issuance of the 8.875% Senior Notes due on April 1, 2008 and the $60,000 Credit Facility obtained by Chattem on March 28, 2002. The guarantees’ terms match the terms of the 8.875% Senior Notes and the Credit Facility. The maximum amount of future payments the guarantors would be required to make under the guarantees as of November 30, 2003 is $212,288.

Note 14

CHATTEM, INC. AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEETS

NOVEMBER 30, 2003

(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$18,702	$1,964	$6,265	$—	$26,931
Accounts receivable, less allowances of $3,594	21,729	7,089	3,749	(7,089)	25,478
Inventories	12,670	2,040	2,849	—	17,559
Refundable income taxes	4,423	—	17	—	4,440
Deferred income taxes	3,441	—	—	—	3,441
Prepaid expenses and other current assets	4,401	—	142	(1,167)	3,376

Total current assets	65,366	11,093	13,022	(8,256)	81,225

PROPERTY, PLANT AND EQUIPMENT, NET	27,595	775	352	—	28,722

OTHER NONCURRENT ASSETS:
Patents, trademarks and other purchased product rights, net	1,057	307,080	—	(62,290)	245,847
Debt issuance costs, net	5,504	—	—	—	5,504
Investment in subsidiaries	235,928	—	—	(235,928)	—
Other	1,596	—	500	—	2,096

Total other noncurrent assets	244,085	307,080	500	(298,218)	253,447

TOTAL ASSETS	$337,046	$318,948	$13,874	$(306,474)	$363,394

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$7,750	$—	$—	$—	$7,750
Accounts payable and other	9,804	—	1,120	—	10,924
Accrued liabilities	21,426	628	2,190	(8,256)	15,988

Total current liabilities	38,980	628	3,310	(8,256)	34,662

LONG-TERM DEBT, less current maturities	204,676	—	—	—	204,676

DEFERRED INCOME TAXES	56	26,788	(48)	—	26,796

OTHER NONCURRENT LIABILITIES	1,689	—	—	—	1,689

INTERCOMPANY ACCOUNTS	(3,926)	3,469	457	—	—

SHAREHOLDERS’ EQUITY:
Preferred shares, without par value, authorized 1,000, none issued	—	—	—	—	—
Common shares, without par value, authorized 50,000, issued 19,161	77,815	63,065	6,504	(69,569)	77,815
Class A Common Stock, without par value, authorized and issued 890 shares	—	178,569	—	(178,569)	—
Class B Common Stock, without par value, authorized and issued 110 shares	—	22,070	—	(22,070)	—
Retained earnings	22,274	24,359	3,998	(28,357)	22,274

Total	100,089	288,063	10,502	(298,565)	100,089

Unamortized value of restricted common shares issued	(2,058)	—	—	—	(2,058)
Cumulative other comprehensive income:
Foreign currency translation adjustment	(820)	—	(347)	347	(820)
Minimum pension liability adjustment, net of income taxes	(1,640)	—	—	—	(1,640)

Total shareholders’ equity	95,571	288,063	10,155	(298,218)	95,571

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$337,046	$318,948	$13,874	$(306,474)	$363,394

Note 14

CHATTEM, INC. AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEETS

NOVEMBER 30, 2002

(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$11,505	$1,138	$3,281	$—	$15,924
Accounts receivable, less allowances of $3,897	21,585	2,297	4,088	(2,297)	25,673
Inventories	12,734	3,139	2,896	—	18,769
Refundable income taxes	3,590	—	137	—	3,727
Deferred income taxes	4,016	—	—	—	4,016
Prepaid expenses and other current assets	2,624	—	135	—	2,759

Total current assets	56,054	6,574	10,537	(2,297)	70,868

PROPERTY, PLANT AND EQUIPMENT, NET	25,567	775	316	—	26,658

OTHER NONCURRENT ASSETS:
Patents, trademarks and other purchased product rights, net	1,397	306,680	—	(62,290)	245,787
Debt issuance costs, net	7,126	—	—	—	7,126
Investment in subsidiaries	18,530	—	—	(18,530)	—
Other	3,030	—	—	—	3,030

Total other noncurrent assets	30,083	306,680	—	(80,820)	255,943

TOTAL ASSETS	$111,704	$314,029	$10,853	$(83,117)	$353,469

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$7,250	$—	$—	$—	$7,250
Accounts payable and other	11,409	—	1,252	—	12,661
Accrued liabilities	19,755	326	1,226	(2,297)	19,010

Total current liabilities	38,414	326	2,478	(2,297)	38,921

LONG-TERM DEBT, less current maturities	217,458	—	—	—	217,458

DEFERRED INCOME TAXES	(1,019)	21,809	(46)	—	20,744

OTHER NONCURRENT LIABILITIES	1,602	—	—	—	1,602

INTERCOMPANY ACCOUNTS	(219,495)	218,951	544	—	—

SHAREHOLDERS’ EQUITY:
Preferred shares, without par value, authorized 1,000, none issued	—	—	—	—	—
Common shares, without par value, authorized 50,000, issued 19,177	79,313	63,067	7,647	(70,714)	79,313
Retained earnings (deficit)	(1,097)	9,876	1,501	(11,377)	(1,097)

Total	78,216	72,943	9,148	(82,091)	78,216
Unamortized value of restricted common shares issued	(1,713)	—	—	—	(1,713)
Cumulative other comprehensive income:
Foreign currency translation adjustment	(1,759)	—	(1,271)	1,271	(1,759)

Total shareholders’ equity	74,744	72,943	7,877	(80,820)	74,744

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$111,704	$314,029	$10,853	$(83,117)	$353,469

Note 14

CHATTEM, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF INCOME

FOR THE YEAR ENDED NOVEMBER 30, 2003

(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
TOTAL REVENUES	$177,155	$72,293	$17,952	$(33,651)	$233,749

COSTS AND EXPENSES:
Cost of sales	49,106	9,810	7,470	—	66,386
Advertising and promotion	54,652	10,497	5,473	—	70,622
Selling, general and administrative	39,258	254	1,291	—	40,803
Equity in subsidiary income	(29,980)	—	—	29,980	—

Total costs and expenses	113,036	20,561	14,234	29,980	177,811

INCOME FROM OPERATIONS	64,119	51,732	3,718	(63,631)	55,938

OTHER INCOME (EXPENSE):
Interest expense	(20,431)	—	—	—	(20,431)
Investment and other income, net	44	3	77	—	124
Royalties	(27,331)	(5,952)	(368)	33,651	—
Corporate allocations	3,735	(3,535)	(200)	—	—

Total other income (expense)	(43,983)	(9,484)	(491)	33,651	(20,307)

INCOME BEFORE INCOME TAXES	20,136	42,248	3,227	(29,980)	35,631

(BENEFIT FROM) PROVISION FOR INCOME TAXES	(3,235)	14,765	730	—	12,260

NET INCOME	$23,371	$27,483	$2,497	$(29,980)	$23,371

Note 14

CHATTEM, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF INCOME

FOR THE YEAR ENDED NOVEMBER 30, 2002

(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
TOTAL REVENUES	$174,344	$63,024	$18,115	$(32,367)	$223,116

COSTS AND EXPENSES:
Cost of sales	48,964	6,821	6,972	—	62,757
Advertising and promotion	53,543	9,141	5,575	—	68,259
Selling, general and administrative	36,793	268	3,151	—	40,212
Equity in subsidiary income	(19,017)	—	—	19,017	—

Total costs and expenses	120,283	16,230	15,698	19,017	171,228

INCOME FROM OPERATIONS	54,061	46,794	2,417	(51,384)	51,888

OTHER INCOME (EXPENSE):
Interest expense	(21,292)	—	—	—	(21,292)
Investment and other income, net	(230)	66	50	—	(114)
Royalties	(27,635)	(4,409)	(323)	32,367	—
Insurance premiums	(578)	—	578	—	—
Corporate allocations	2,776	(2,678)	(98)	—	—

Total other income (expense)	(46,959)	(7,021)	207	32,367	(21,406)

INCOME BEFORE INCOME TAXES AND CHANGE IN ACCOUNTING PRINCIPLE	7,102	39,773	2,624	(19,017)	30,482

(BENEFIT FROM) PROVISION FOR INCOME TAXES	(2,921)	13,724	779	—	11,582

INCOME BEFORE CHANGE IN ACCOUNTING PRINCIPLE	10,023	26,049	1,845	(19,017)	18,900

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET OF INCOME TAX BENEFIT	—	(8,877)	—	—	(8,877)

NET INCOME	$10,023	$17,172	$1,845	$(19,017)	$10,023

Note 14

CHATTEM, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF INCOME

FOR THE YEAR ENDED NOVEMBER 30, 2001

(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
NET SALES	$168,231	$9,167	$12,935	$(9,167)	$181,166

COSTS AND EXPENSES:
Cost of sales	47,596	—	4,916	—	52,512
Advertising and promotion	52,365	5,572	3,749	—	61,686
Selling, general and administrative	31,565	25	2,200	—	33,790
Equity in subsidiary income	(4,644)	—	—	4,644	—

Total costs and expenses	126,882	5,597	10,865	4,644	147,988

INCOME FROM OPERATIONS	41,349	3,570	2,070	(13,811)	33,178

OTHER INCOME (EXPENSE):
Interest expense	(21,856)	—	—	—	(21,856)
Investment and other income, net	556	1,606	56	—	2,218
Net gain on early extinguishment of debt	11,417	—	—	—	11,417
Royalties	(8,900)	—	(267)	9,167	—
Premium revenue	(79)	—	79	—	—
Corporate allocations	23	—	(23)	—	—

Total other income (expense)	(18,839)	1,606	(155)	9,167	(8,221)

INCOME BEFORE INCOME TAXES	22,510	5,176	1,915	(4,644)	24,957

PROVISION FOR INCOME TAXES	7,167	1,760	687	—	9,614

NET INCOME	$15,343	$3,416	$1,228	$(4,644)	$15,343

Note 14

CHATTEM, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED NOVEMBER 30, 2003

(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES:
Net income	$23,371	$27,483	$2,497	$(29,980)	$23,371
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	6,427	—	157	—	6,584
Deferred income tax provision	1,650	4,979	(2)	—	6,627
Tax benefit realized from stock option plans	1,259	—	—	—	1,259
Other, net	(72)	—	6	—	(66)
Equity in subsidiary income	(29,980)	—	—	29,980	—
Changes in operating assets and liabilities:
Accounts receivable	(144)	(4,792)	339	4,792	195
Inventories	64	1,099	47	—	1,210
Refundable income taxes	(833)	—	120	—	(713)
Prepaid expenses and other current assets	(1,777)	—	(7)	1,167	(617)
Accounts payable and accrued liabilities	(1,574)	302	832	(5,959)	(6,399)

Net cash (used in) provided by operating activities	(1,609)	29,071	3,989	—	31,451

INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(5,359)	—	(168)	—	(5,527)
Purchase of patents, trademarks and other product rights	—	(400)	—	—	(400)
Decrease in other assets, net	1,055	—	424	—	1,479

Net cash (used in) provided by investing activities	(4,304)	(400)	256	—	(4,448)

FINANCING ACTIVITIES:
Repayment of long-term debt	(12,250)	—	—	—	(12,250)
Repurchase of common shares	(5,351)	—	—	—	(5,351)
Proceeds from exercise of stock options	1,555	—	—	—	1,555
Increase in debt issuance costs	(25)	—	—	—	(25)
Changes in intercompany accounts	215,675	(215,481)	(194)	—	—
Recapitalization of affiliate loan	(200,636)	200,636	—	—	—
Redemption of preferred stock of affiliate	1,142	—	(1,142)	—	—
Dividends paid	13,000	(13,000)	—	—	—

Net cash provided by (used in) financing activities	13,110	(27,845)	(1,336)	—	(16,071)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	—	75	—	75

CASH AND CASH EQUIVALENTS:
Increase for the year	7,197	826	2,984	—	11,007
At beginning of year	11,505	1,138	3,281	—	15,924

At end of year	$18,702	$1,964	$6,265	$—	$26,931

Note 14

CHATTEM, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED NOVEMBER 30, 2002

(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES:
Net income	$10,023	$21,896	$1,845	$(23,741)	$10,023
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	5,685	—	131	—	5,816
Deferred income tax provision	1,150	6,959	56	—	8,165
Provision for income taxes	(6,672)	6,672	—	—	—
Cumulative effect of change in accounting principle, net	—	8,877	—	—	8,877
Tax benefit realized from stock option plan	4,453	—	—	—	4,453
Stock option expense	175	—	—	—	175
Other, net	269	—	—	—	269
Equity in subsidiary income	(23,741)	—	—	23,741	—
Changes in operating assets and liabilities:				—
Accounts receivable	(4,100)	—	(713)	—	(4,813)
Inventories	(470)	(3,139)	(900)		(4,509)
Refundable income taxes	(1,315)	—	—	—	(1,315)
Prepaid expenses and other current assets	694	—	70	—	764
Accounts payable and accrued liabilities	6,915	—	488	—	7,403

Net cash (used in) provided by operating activities	(6,934)	41,265	977	—	35,308

INVESTING ACTIVITIES:				—
Purchases of property, plant and equipment	(2,981)	(775)	(29)	—	(3,785)
Purchase of patents, trademarks and other product rights	(1,250)	(73,790)	—	—	(75,040)
Investment in subsidiary companies	1,012	—	(1,012)	—	—
(Increase) decrease in other assets, net	(658)	—	1	—	(657)

Net cash used in investing activities	(3,877)	(74,565)	(1,040)	—	(79,482)

FINANCING ACTIVITIES:
Repayment of long-term debt	(25,000)	—	—	—	(25,000)
Proceeds from long-term debt	45,000	—	—	—	45,000
Repurchase of common shares	(1,650)	—	—	—	(1,650)
Proceeds from exercise of stock options	7,346	—	—	—	7,346
Increase in debt issuance costs	(1,146)	—	—	—	(1,146)
Changes in intercompany accounts	(28,613)	28,435	178		—
Dividends paid	5,850	(4,000)	(1,850)	—	—

Net cash provided by (used in) financing activities	1,787	24,435	(1,672)	—	24,550

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(119)	—	222	—	103

CASH AND CASH EQUIVALENTS:				—
Decrease for the year	(9,143)	(8,865)	(1,513)	—	(19,521)
At beginning of year	20,648	10,003	4,794	—	35,445

At end of year	$11,505	$1,138	$3,281	$—	$15,924

Note 14

CHATTEM, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED NOVEMBER 30, 2001

(In thousands)

	CHATTEM	SIGNAL	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES:
Net income	$15,343	$3,416	$1,228	$(4,644)	$15,343
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,523	5,572	146	—	10,241
Deferred income tax provision	4,827	6,489	46	—	11,362
Net gain on early extinguishment of debt	(11,417)	—	—	—	(11,417)
Tax benefit realized from stock option plans	37	—	—	—	37
Stock option expense	525	—	—	—	525
Other, net	18	(79)	—	—	(61)
Equity in subsidiary income	(4,644)	—	—	4,644	—
Changes in operating assets and liabilities:
Accounts receivable	18,115	1,154	562	—	19,831
Inventories	210	—	582	—	792
Refundable income taxes	532	—	—	—	532
Prepaid expenses and other current assets	(1,908)	—	(72)	—	(1,980)
Accounts payable and accrued liabilities	(23,134)	—	94	—	(23,040)

Net cash provided by operating activities	3,027	16,552	2,586	—	22,165

INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(1,615)	—	(239)	—	(1,854)
Additions to patents, trademarks and other product rights	—	(277)	—	—	(277)
Proceeds from product divestiture	1,179	—	—	—	1,179
Proceeds from sales of property, plant and equipment	95	—	—	—	95
(Increase) decrease in other assets, net	(586)	—	46	—	(540)

Net cash used in investing activities	(927)	(277)	(193)	—	(1,397)

FINANCING ACTIVITIES:
Repayment of long-term debt	(83,746)	—	—	—	(83,746)
Payment of consent fees and other costs related to repayment of long-term debt	(4,000)	—	—	—	(4,000)
Repurchase of common shares	(174)	—	—	—	(174)
Proceeds from exercise of stock options	119	—	—	—	119
Changes in intercompany accounts	96,871	(98,019)	1,148	—	—
Dividends paid	4,000	(4,000)	—	—	—

Net cash provided by (used in) financing activities	13,070	(102,019)	1,148	—	(87,801)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(37)	—	(19)	—	(56)

CASH AND CASH EQUIVALENTS:
Increase (decrease) for the year	15,133	(85,744)	3,522	—	(67,089)
At beginning of year	5,515	95,747	1,272	—	102,534

At end of year	$20,648	$10,003	$4,794	$—	$35,445

(15) SUBSEQUENT EVENT (Unaudited)

On February 6, 2004, the FDA published a final rule with respect to the sale of dietary supplements containing ephedrine alkaloids. The final rule prohibits the sale of dietary supplements containing ephedrine alkaloids because such supplements present an unreasonable risk of illness or injury. The final rule becomes effective on April 11, 2004 (See Note 13).

On February 10, 2004, we commenced a cash tender offer and consent solicitation for any and all of our $204,538 outstanding principal amount of our 8.875% Senior Notes. The offer is subject to the satisfaction of certain conditions, including the Company’s receipt of tenders of the 8.875% Senior Notes representing a majority of the aggregate principal amount of the 8.875% Senior Notes outstanding, consummation of the required financing, as well as other customary conditions.

On February 12, 2004, DELACO filed a Chapter 11 bankruptcy petition in the United States Bankruptcy Court for the Southern District of New York. We understand that DELACO intends to implement the contemplated settlement with the PSC through a liquidating Chapter 11 bankruptcy plan. If DELACO pursues its settlement through its bankruptcy plan, we expect that the administrative process for DELACO’s settlement will be similar to the process in our class action. As part of this Chapter 11 plan, we expect that after resolution of creditors’ claims DELACO will seek to liquidate and distribute all of its assets and will dissolve as a company (See Note 13).

As of February 12, 2004, we are named as a defendant in approximately 332 lawsuits involving claims by approximately 645 plaintiffs alleging that the plaintiffs were injured as a result of ingestion of products containing PPA, which was an active ingredient in most of our Dexatrim products until November 2000. As of February 12, 2004, in the approximately 132 lawsuits we are defending, approximately 150 plaintiffs specifically allege ingestion of Dexatrim. The remaining plaintiffs either do not specifically allege ingestion of Dexatrim or have sued many manufacturers or sellers of products containing PPA without identifying the products they ingested. (See Note 13).

(16) QUARTERLY INFORMATION (Unaudited and in thousands, except per share amounts)

		Quarter Ended
	Total	February 28	May 31	August 31	November 30
FISCAL 2003:

Total revenues	$233,749	58,425	63,633	59,182	52,509
Gross profit	$167,363	40,734	45,920	43,187	37,522
Net Income	$23,371	4,589	7,521	6,837	4,424
Net income per share, diluted (1)	$1.19	.23	.38	.34	.23

FISCAL 2002:
Total revenues	$223,116	48,414	58,672	64,404	51,626
Gross profit	$160,359	33,953	41,986	46,878	37,542

Before change in accounting principle:
Income	$18,900	2,372	5,635	6,417	4,476
Income per share, diluted (1)	$.98	.13	.29	.33	.23
Total:
Net income (loss)	$10,023	(6,505)	5,635	6,417	4,476
Net income (loss) per share, diluted (1)	$.52	(.35)	.29	.33	.23

(1)	The sum of the quarterly earnings per share amounts may differ from annual earnings per share because of the differences in the weighted average number of common shares and dilutive potential shares used in the quarterly and annual computations.

Offer to Exchange

$75,000,000 Exchange Floating Rate Senior Notes due 2010 for any and all Floating Rate Senior Notes due 2010	$125,000,000 7% Exchange Senior Subordinated Notes due 2014 for any and all 7% Senior Subordinated Notes due 2014

PROSPECTUS

April 8, 2004